UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on Economic and Financial Analysis

3Q22

bradesco

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Managerial Analysis of Results

bradesco

Selected Information | 3Q22

Recurring Net Income

R$5.223 billion

-22.8% in 12 months (3Q22 vs. 3Q21)

-25.8% in the quarter (3Q22 vs. 2Q22)

Quarterly ROAE

13.0%

-5.6 p.p. in 12 months

Quarterly ER

46.5%

+0.5 p.p. in 12 months

Investments in Sustainable Business in 2022

R$157.6 bi

(**63%** of the total goal of R**$250 bi** by **2025**)

Loans Authorized through Digital Channels in 2022

R$81.2 bi

Individuals R$46.4 bi **+26%** in 12 months

Around **80%** through the App (**Mobile channel**)

Income from Insurance, Pension Plans and Capitalization Bonds

R$3.5 bi

+8.0% in 12 months

-6.4% in the quarter

Fee and Commission Income

R$8.9 bi

+1.1% in 12 months

-1.3% in the quarter

Client NII

R$17.5 bi

+24.7% in 12 months

+3.4% in the quarter

Operating Expenses

R$12.4 bi

+4.5% in 12 months

+7.7% in the quarter

The **Spread** continues to improve, reaching **10.1%** in the 3Q22

Expanded Loan Portfolio

R$878.6 bi

+13.6% in 12 months

+2.7% in the quarter

Individuals R$352.7 bi

+16.2% in 12 months | **+3.3%** in the quarter

Companies R$525.9 bi

+11.9% in 12 months | **+2.3%** in the quarter


Recurring Net Income
R$ million
9M19
19,242
9M20
12,657
9M21
19,602
9M22
19,085
6,238
6,462
6,542
6,645
3,753
3,873
5,031
6,801
6,515
6,319
6,767
6,613
6,821
7,041
5,223
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q

A quarter of challenges with resilient performance in the revenues

Providing our more than 76.8 million clients with the best possible banking experience – with efficiency, agility, connectivity and innovation – is our main mission, because "Among us, you come first". We practice customer-centricity and understand that everyday life demands more and more dynamism and practicality, so we reinvent ourselves and continuously invest in technology and innovation.

Through our physical and digital service network, we offer a wide range of products and services for every client's need and profile. Digital channels, which are increasingly present and relevant in our business, accounted for 98% of the total transactions and were responsible for more than 34% of the loans released.

In the first nine months of 2022, we achieved a recurring net income of R$19.1 billion, a 2.6% reduction compared to 2021.

The client NII showed strong expansion, with a growth of 23.4% compared to 2021, reflecting the growth of the loan portfolio and of higher spread products, in addition to the positive impact of interest on the margin of funding positions. Even considering the negative effect of the increase in interest on our ALM position, the total net interest income showed a growth of 5.7% in the year, being practically stable in the quarter.

Our loan portfolio grew by 2.7% in the quarter (+13.6% in 12 months), especially for individuals, in particular with credit card transactions and personal/payroll-deductible loans. This portfolio growth, combined with the mix of risks and specific market conditions, was reflected in the increase of ALL expenses and delinquency rates. It should be noted that we reinforced our complementary ALL in about R$1 billion this quarter, totaling R$9.7 billion.

Insurance operations reached a solid result of R$3.5 billion (+8% vs. 3Q21) and quarterly ROAE of 17%, favored by the growth of revenues (+19% vs. 3Q21). In the quarter, the financial income from insurance was negatively impacted by the deflation of the IPCA.

Operating expenses increased by 4.5% in 12 months, below the accumulated inflation of the period (IPCA 7.2% and IGP-M 8.3%), even with the increase in turnover, higher advertising and publicity expenses, and investments in digital solutions.

We continue to advance in the fulfillment of our Sustainable Business goal. A total of R$157.6 billion has already been carried out, with an emphasis in this quarter on structuring loans for companies that employ sustainable shares, totaling R$773 million. These resources are tied to our clients' environmental or social goals, such as recovery of degraded areas, biofuel production and expansion of diversity in leadership positions.

Next, we will present more details about our numbers and results.

Enjoy the reading!

Main Information

R$ million (unless otherwise stated)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
\\ Recurring Income Statement								
Recurring Net Income [1]	5,223	7,041	6,767	19,085	19,602	(25.8)	(22.8)	(2.6)
Book Net Income	5,211	7,075	6,648	19,295	18,775	(26.3)	(21.6)	2.8
Operating Income	7,047	10,350	10,591	27,739	29,879	(31.9)	(33.5)	(7.2)
Net Interest Income	16,283	16,361	15,702	49,705	47,018	(0.5)	3.7	5.7
Expanded ALL	(7,267)	(5,313)	(3,358)	(17,416)	(10,752)	36.8	116.4	62.0
Fee and Commission Income	8,856	8,976	8,756	26,443	25,235	(1.3)	1.1	4.8
Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)	(12,418)	(11,530)	(11,882)	(35,649)	(34,075)	7.7	4.5	4.6
Income from Insurance, Pension Plans and Capitalization Bonds	3,469	3,707	3,213	10,461	7,924	(6.4)	8.0	32.0
\\ Statement of Financial Position								
Total Assets	1,891,631	1,757,780	1,716,168	1,891,631	1,716,168	7.6	10.2	10.2
Loans - Expanded Loan Portfolio	878,571	855,381	773,323	878,571	773,323	2.7	13.6	13.6
- Individuals	352,672	341,557	303,479	352,672	303,479	3.3	16.2	16.2
- Companies	525,899	513,824	469,844	525,899	469,844	2.3	11.9	11.9
Shareholders' Equity	156,884	152,704	147,606	156,884	147,606	2.7	6.3	6.3
Assets under Management	2,824,049	2,655,562	2,627,596	2,824,049	2,627,596	6.3	7.5	7.5
\\ Capital and Liquidity - %								
Total Ratio	15.8	15.6	15.2	15.8	15.2	0.2 p.p.	0.6 p.p.	0.6 p.p.
Tier I Capital	13.6	13.3	13.7	13.6	13.7	0.3 p.p.	(0.1) p.p.	(0.1) p.p.
Liquidity Coverage Ratio (LCR)	174.7	168.5	145.5	174.7	145.5	6.2 p.p.	29.2 p.p.	29.2 p.p.
Net Stable Funding Ratio (NSFR)	121.3	119.7	115.2	121.3	115.2	1.6 p.p.	6.1 p.p.	6.1 p.p.
\\ Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	13.0	18.1	18.6	16.3	18.3	(5.1) p.p.	(5.6) p.p.	(2.0) p.p.
Annualized Return on Average Assets (ROAA)	1.1	1.6	1.6	1.4	1.6	(0.5) p.p.	(0.5) p.p.	(0.2) p.p.
Efficiency Ratio (ER) [3]	46.5	42.4	46.0	44.8	45.4	4.1 p.p.	0.5 p.p.	(0.6) p.p.
\\ Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [4]	2.41	2.56	2.48	2.41	2.48	(5.7)	(2.7)	(2.7)
Market Capitalization [5]	192,620	168,272	187,419	192,620	187,419	14.5	2.8	2.8
Dividends/Interest on Shareholders' Equity	2,249	2,053	448	6,299	5,541	9.6	-	13.7
Price/Earnings Ratio [6]	7.5	6.2	7.1	7.5	7.1	21.3	5.6	5.6
Price to Book Ratio	1.2	1.1	1.3	1.2	1.3	9.1	(7.7)	(7.7)
Dividend Yield - % [7] [8]	3.2	6.5	5.5	3.2	5.5	(3.3) p.p.	(2.3) p.p.	(2.3) p.p.
\\ Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	3.9	3.5	2.6	3.9	2.6	0.4 p.p.	1.3 p.p.	1.3 p.p.
Delinquency Ratio (over 60 days)	4.7	4.4	3.2	4.7	3.2	0.3 p.p.	1.5 p.p.	1.5 p.p.
NPL Creation - 90 days	1.1	1.1	0.9	1.1	0.9	-	0.3 p.p.	0.3 p.p.
Coverage Ratio (> 90 days)	200.7	218.1	296.9	200.7	296.9	(17.4) p.p.	(96.2) p.p.	(96.2) p.p.
Coverage Ratio (> 60 days)	167.2	176.5	243.7	167.2	243.7	(9.3) p.p.	(76.5) p.p.	(76.5) p.p.

(1) According to the non-recurring events described on page 09 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For 9M22 / 9M21, it considers the cumulative index in 12 months; **(4)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(5)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(6)** Recurring net income in 12 months; **(7)** Source: Economatica; and **(8)** Calculated by the share with the highest liquidity.

Recurring Income Statement

For better understanding, comparability and analysis of results, we present the Statement of Recurrent Income, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
\\ Net Interest Income	**16,283**	**16,361**	**15,702**	**49,705**	**47,018**	**(0.5)**	**3.7**	**5.7**
- Client NII	17,527	16,947	14,054	50,293	40,750	3.4	24.7	23.4
- Market NII	(1,243)	(587)	1,648	(587)	6,268	111.9	(175.4)	(109.4)
\\ Expanded ALL	**(7,267)**	**(5,313)**	**(3,358)**	**(17,416)**	**(10,752)**	**36.8**	**116.4**	**62.0**
\\ Gross Income from Financial Intermediation	**9,016**	**11,048**	**12,344**	**32,289**	**36,266**	**(18.4)**	**(27.0)**	**(11.0)**
Income from Insurance, Pension Plans and Capitalization Bonds	3,469	3,707	3,213	10,461	7,924	(6.4)	8.0	32.0
Fee and Commission Income	8,856	8,976	8,756	26,443	25,235	(1.3)	1.1	4.8
Operating Expenses	(12,418)	(11,530)	(11,882)	(35,649)	(34,075)	7.7	4.5	4.6
Personnel Expenses	(6,219)	(5,718)	(5,434)	(17,438)	(15,623)	8.8	14.4	11.6
Other Administrative Expenses	(5,573)	(5,344)	(5,235)	(16,000)	(15,059)	4.3	6.5	6.2
Other Income / (Operating Expenses)	(626)	(468)	(1,213)	(2,211)	(3,393)	33.8	(48.4)	(34.8)
Tax Expenses	(1,932)	(1,930)	(1,877)	(5,962)	(5,573)	0.1	2.9	7.0
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	56	79	37	157	102	(29.1)	51.4	53.9
\\ Operating Income	**7,047**	**10,350**	**10,591**	**27,739**	**29,879**	**(31.9)**	**(33.5)**	**(7.2)**
Non-Operating Income	89	13	(26)	103	(196)	-	-	-
Income Tax / Social Contribution	(1,818)	(3,229)	(3,731)	(8,503)	(9,885)	(43.7)	(51.3)	(14.0)
Non-controlling interests in subsidiaries	(95)	(93)	(67)	(254)	(196)	2.2	41.8	29.6
\\ Recurring Net Income	**5,223**	**7,041**	**6,767**	**19,085**	**19,602**	**(25.8)**	**(22.8)**	**(2.6)**

Main non-recurring events

R$ million	3Q22	2Q22	3Q21	9M22	9M21
\\ Recurring Net Income	**5,223**	**7,041**	**6,767**	**19,085**	**19,602**
\\ Non-Recurring Events	**(12)**	**34**	**(119)**	**210**	**(827)**
Goodwill Amortization (Gross)	(12)	(43)	(81)	(97)	(782)
Demutualization of the CIP (Interbank Payments Clearing House) investment	-	-	-	231	-
Other [(1)]	-	77	(38)	77	(44)
\\ Book Net Income	**5,211**	**7,075**	**6,648**	**19,295**	**18,775**

(1) For 2Q22, it basically contemplates the disposal of investment by Merchant E-Solutions Inc. held by Cielo.

Summarized Analysis of Recurring Net Income

Recurring Net Income, Returns and Efficiency

Net income of R$5.2 billion in the third quarter, falling by 25.8% compared to 2Q22 and 22.8% compared to 3Q21. The main reasons for this result were the performance of the market NII, which was negatively affected by the current level of the Selic, the increase in the Expanded ALL caused by the delinquency scenario, the reinforcement of the complementary ALL, and the impact of the IPCA deflation on financial income from insurance.

The income from insurance grew by 8% in 12 months, favored by the expansion of revenue, demonstrating the diversification of the income from financial and insurance activities.

The accumulated efficiency remained stable in the quarter and showed an improvement of 0.6 p.p. in relation to 3Q21, reflecting the resilience in generating revenues even in a challenging scenario, and of cost control, despite the higher turnover, investments in digital platforms and publicity/advertising, collective agreement and increased inflation.

The quarterly ER was mainly impacted by the collective agreement, whose correction rate was 8%.

The increase in risk-adjusted ER (accumulated and quarterly) is related to higher ALL expenses, given the relevant growth of our loan portfolio, the mix of risks and specific market conditions.


Recurring Net Income
R$ million
5,031
6,767
6,613
6,821
7,041
5,223
26.3
22.8
22.9
23.5
25.6
28.6
73.7
77.2
77.1
76.5
74.4
71.4
3Q20
3Q21
4Q
1Q22
2Q
3Q
Banking Activities %
Insurance Activities %


Quarterly and Accrued ROAE
%
12.9
18.3
18.1
18.0
18.0
16.3
15.2
18.6
17.5
18.0
18.1
13.0
3Q20
3Q21
4Q
1Q22
2Q
3Q
ROAE - Quartely
ROAE - Accrued


ER / Risk-Adjusted ER
%
72.2
70.2
60.6
59.0
62.5
60.7
61.5
60.9
61.9
61.3
73.6
64.9
47.2
45.4
46.0
45.6
44.7
44.8
47.6
46.0
46.9
43.5
42.4
46.5
3Q20
3Q21
4Q
1Q22
2Q
3Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income

Evolution of the Client NII, with a spread of 10.1% in the 3Q22

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22		3Q22 x 3Q21		9M22 x 9M21	
						R$	%	R$	%	R$	%
\\ Net Interest Income	**16,283**	**16,361**	**15,702**	**49,705**	**47,018**	**(77)**	**(0.5)**	**581**	**3.7**	**2,687**	**5.7**
\\ Client NII (1)	**17,527**	**16,947**	**14,054**	**50,293**	**40,750**	**580**	**3.4**	**3,473**	**24.7**	**9,543**	**23.4**
Average Balance	715,965	702,799	643,336	700,784	625,875	317		1,587		4,877	
Average Rate	10.1%	10.0%	9.0%	9.7%	8.8%	263		1,886		4,666	
\\ Market NII (2)	**(1,243)**	**(587)**	**1,648**	**(587)**	**6,268**	**(656)**	**-**	**(2,891)**	**-**	**(6,855)**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.


Client NII – Indicators
R$ million
9.0
9.1
9.7
10.0
10.1
6.8
6.4
6.7
6.8
5.8
14,054
14,779
15,818
16,947
17,527
3,358
4,283
4,836
5,313
7,267
10,696
10,496
10,982
11,634
10,260
3Q21
4Q
1Q22
2Q
3Q
Net Margin
Expanded ALL
Gross NIM %
Net NIM %


Product Mix – Individuals
%
Sept22
25.0
23.6
18.6
16.2
10.1
6.5
June22
25.2
23.6
18.5
16.2
10.3
6.2
Mar22
25.5
23.7
17.8
16.1
10.3
6.6
Dec21
26.2
24.2
17.1
15.4
10.2
6.8
Sept21
27.2
24.4
15.6
15.8
10.2
6.8
Dec20
26.8
22.7
16.2
16.0
11.3
7.0
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others


Change in the Client NII | R$ million
16,947
256
60
(21)
285
17,527
2Q22
Average Volume
Spread
Products Mix
Number of Days
3Q22
40,750
5,314
1,889
2,315
25
50,293
9M21
Average Volume
Spread
Products Mix
Number of Days
9M22

The client NII presented a 23.4% growth in the year-to-date, driven by the higher volume of operations, the change in product mix, and the improvement in asset margin, promoting an increase in the average rate by 0.9 p.p. compared to the same period of the previous year. In relation to 2Q22, we had a growth of 3.4% with evolution in the average margin rate at 0.1 p.p., related to better spreads, mainly from the liability margin. In addition, the growth of operations and greater number of days also contributed to the improvement in the quarter. The average net interest income rate shows a reduction in relation to the previous quarter, impacted by the increase in ALL expenses.

Market NII

The reduction observed follows this year's trend regarding the effect of the increase of the CDI in the ALM strategies, partially offset by the higher income from working capital and higher gains in other Treasury operations, mainly arbitration.

Loan Portfolio

Solid growth for another consecutive quarter

Bacen Portfolio vs. Expanded Portfolio

R$ million	Sept22	June22	Sept21	Quartely	12 months
Individuals	349,134	337,916	300,033	3.3	16.4
Companies	295,611	294,863	281,316	0.3	5.1
\\ Loan Portfolio - Bacen	**644,746**	**632,779**	**581,348**	**1.9**	**10.9**
Sureties and Guarantees	93,147	91,363	80,420	2.0	15.8
Securities [1]	102,317	96,657	85,074	5.9	20.3
Other	38,361	34,582	26,481	10.9	44.9
\\ Expanded Loan Portfolio	**878,571**	**855,381**	**773,323**	**2.7**	**13.6**
\\ Companies	**525,899**	**513,824**	**469,844**	**2.3**	**11.9**
Large Corporates	351,343	343,119	308,483	2.4	13.9
Micro, Small and Medium-Sized Enterprises	174,555	170,705	161,361	2.3	8.2
\\ Individuals	**352,672**	**341,557**	**303,479**	**3.3**	**16.2**
	Without exchange variation			**2.5**	**13.7**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

Growth in virtually all products (for Individuals and Companies) in the quarter and year, with emphasis on credit card operations, personal loans, payroll-deductible loans, working capital, CDC (consumer financing lines), real estate financing and rural loans.

Our average daily origination grew by 5% in 12 months (3Q22 vs. 3Q21), due to the performance of operations with companies, a reflection of the constant innovations in the journey of purchasing loans, mainly through digital channels.

Of the total credits released in the third quarter of 2022 (R$82 billion), **37% or R$30 billion** were through digital channels, with emphasis on payroll-deductible loans in the Individual segment.

This is a **14%** growth compared to the R$26 billion in the 3Q21.

Loan Portfolio variation – Bacen


R$ million
632,779
11,219
4,123
(3,375)
644,746
June22
Individuals
SMEs
Large Corporates
Sept22
Sept22 vs. June22


Sept22 vs. Sept21
R$ million
581,348
49,102
12,675
1,620
644,746
Sept21
Individuals
SMEs
Large Corporates
Sept22

Loan Portfolio

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	Sept22	June22	Sept21	Quarter	12 months
\\ Individuals	**352,672**	**341,557**	**303,479**	**3.3**	**16.2**
Consumer Financing	**246,977**	**239,938**	**208,978**	**2.9**	**18.2**
Payroll-deductible Loans	88,327	86,078	82,505	2.6	7.1
Credit Card	65,771	63,224	47,387	4.0	38.8
Personal Loans	57,170	55,500	48,039	3.0	19.0
CDC / Vehicle Leasing	35,709	35,135	31,047	1.6	15.0
Real Estate Financing	**82,763**	**80,474**	**73,903**	**2.8**	**12.0**
Other Products	**22,932**	**21,144**	**20,598**	**8.5**	**11.3**
Rural Loans	13,822	12,053	12,088	14.7	14.3
Other	9,110	9,092	8,510	0.2	7.1
\\ Companies	**525,899**	**513,824**	**469,844**	**2.3**	**11.9**
Working Capital	152,391	149,409	142,008	2.0	7.3
Foreign Trade Finance	51,935	57,189	61,801	(9.2)	(16.0)
Real Estate Financing	19,518	18,231	17,633	7.1	10.7
BNDES/Finame Onlendings	15,447	15,668	15,681	(1.4)	(1.5)
CDC / Leasing	26,372	25,101	20,992	5.1	25.6
Rural Loans	23,696	22,515	18,153	5.2	30.5
Sureties and Guarantees	92,476	90,680	79,619	2.0	16.1
Securities	102,317	96,657	85,074	5.9	20.3
Other	41,746	38,374	28,882	8.8	44.5
\\ Expanded Loan Portfolio	**878,571**	**855,381**	**773,323**	**2.7**	**13.6**
Real	823,547	803,652	720,250	2.5	14.3
Foreign Currency	55,024	51,729	53,073	6.4	3.7

Portfolio Mix
%



44.3
19.1
36.6
2018
44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
40.0
19.9
40.1
Sept22
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Representativeness keeps growing in the segment of Individuals, which are operations that demand a higher level of provisioning at first, however with higher net margins.

Loan Portfolio

Real Estate Financing


Portfolio
R$ million
Total ▲ 63%
Ind. ▲ 93%
Comp. ▼ 2%
62,830 67,177 91,536 95,945 96,117 98,705 102,281
19,900 14,890 17,633 18,350 17,504 18,231 19,518
42,931 52,287 73,903 77,595 78,614 80,474 82,763
Sept19 Sept20 Sept21 Dec Mar22 June Sept
Individuals
Companies


Origination
R$ million
▲ 15%
4,858 6,322 10,237 8,854 5,070 5,393 5,585
1,183 860 2,377 2,528 1,284 1,908 1,461
3,675 5,462 7,860 6,326 3,786 3,485 4,125
3Q19 3Q20 3Q21 4Q 1Q22 2Q 3Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 3Q22

Average term: **327 Months**

R$519 thousand	R$332 thousand	64.0%	51.5%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)


Units Financed
▼ 9%
19,964 20,760 36,721 26,074 17,613 17,993 18,264
7,340 3,876 12,553 6,172 5,793 7,529 6,728
12,624 16,884 24,168 19,902 11,820 10,464 11,536
3Q19 3Q20 3Q21 4Q 1Q22 2Q 3Q
Borrower
Builder

Payroll-Deductible Loans


Portfolio
%
63.2 63.0 61.4 60.8 60.7
R$ million
82,505 84,111 84,587 86,078 88,327
86.5
22.8 28.9 33.3 37.8 41.3
63.7 58.1 53.9 49.6 46.3
13.5 12.9 12.8 12.6 12.4
87.6
Sept21 Dec Mar22 June Sept
Digital Channels%
Branches Network %
Correspondent %
Payroll-deductible/Personal Loans


Distribution of the Portfolio by Sector
%
47.9 47.0 48.9
5.5 4.9 5.2
46.6 48.1 45.9
Sept20 Sept21 Sept22
Public Sector
Private Sector
Social Security National Institute (INSS)

Market Share

Sept22		
15.6%	18.6%	Social Security
	13.9%	Private
Total	13.8%	Public

We sustained the strategy for maintaining the highest volume of marketing of payroll-deductible loans in digital channels, providing a better experience for our customers. Special emphasis on in-app sales which grew 27% compared to the previous quarter.

Loan Portfolio

Vehicle Financing



Portfolio
R$ million
Total ▲ 45%
Ind. ▲ 29%
Comp. ▲ 74%
43,260
45,786
52,681
55,957
58,467
60,903
62,705
15,255
16,830
21,190
22,691
24,083
25,359
26,612
28,005
28,956
31,491
33,266
34,384
35,544
36,092
Sept19
Sept20
Sept21
Dec
Mar22
June
Sept
Individuals
Companies



Distribution of the Portfolio by Product
%
7.4
1.6
91.0
5.7
1.4
92.9
5.3
1.2
93.4
Sept20
Sept21
Sept22
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Bradesco Origination – Financing

R$2.0 billion	R$61 thousand	45 months	34%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production July 2022 – September 2022

Bradesco Origination

R$0.9 billion	R$94 thousand	48 months	35%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production July 2022 – September 2022

Expanded Loan Portfolio Distribution | By Economic Sector

R$ million	Sept22	%	June22	%	Sept21	%
\\ Economic Sector						
\\ Public Sector	**13,910**	**1.6**	**13,275**	**1.6**	**10,666**	**1.4**
Petrol, derived and aggregated activities	8,665	1.0	8,544	1.0	5,859	0.8
Production and distribution of electricity	4,279	0.5	4,541	0.5	4,047	0.5
Other sectors	966	0.1	190	-	760	0.1
\\ Private Sector	**864,661**	**98.4**	**842,106**	**98.4**	**762,657**	**98.6**
Companies	**511,989**	**58.3**	**500,549**	**58.5**	**459,178**	**59.4**
Real estate and construction activities	38,951	4.4	39,004	4.6	31,548	4.1
Retail	51,926	5.9	50,192	5.9	48,457	6.3
Transportation and concession	39,477	4.5	37,764	4.4	35,949	4.6
Services	93,691	10.7	84,017	9.8	64,797	8.4
Wholesale	26,100	3.0	28,280	3.3	28,303	3.7
Automotive	16,231	1.8	16,681	2.0	16,347	2.1
Food products	21,979	2.5	23,248	2.7	24,560	3.2
Other sectors	223,634	25.5	221,363	25.9	209,217	27.1
Individuals	**352,672**	**40.1**	**341,557**	**39.9**	**303,479**	**39.2**
\\ Total	**878,571**	**100.0**	**855,381**	**100.0**	**773,323**	**100.0**

Loan Portfolio

Portfolio by Debtors

We have a diversified portfolio, with no relevant concentrations of specific clients.


%
29.5 29.5 29.5 29.7 30.1
22.9 22.6 22.5 22.9 23.6
13.4 13.2 13.5 14.1 15.0
8.0 8.1 8.3 8.7 9.8
1.3 1.4 1.4 1.4 1.4
Sept21 Dec Mar22 June Sept
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities[1]

We demonstrate below the profile of loan portfolio deadlines.

%	Sept22	June22	Sept21
1 to 30 days	11.4	11.6	10.9
31 to 60 days	7.0	6.6	6.4
61 to 90 days	6.0	5.6	6.0
91 to 180 days	10.8	11.5	10.7
\\ Short-Term	**35.2**	**35.3**	**34.0**
181 to 360 days	15.8	15.1	15.4
Over 360 days	49.0	49.6	50.6
\\ Medium / Long-Term	**64.8**	**64.7**	**66.0**

(1) Only normal course operations of the Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating | In R$ million (unless otherwise stated)

Loan granting processes meant that more than 93.9% of the new crops of loans were rated AA-C (in 12 months).

Changes in Expanded Loan Portfolio by Rating between September 2021 and 2022	Total Credit on September 2022		New Customers between October 2021 and September 2022		Remaining clients from September 2021	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	794,015	90.4%	62,019	93.9%	731,995	90.1%
D	20,650	2.4%	1,667	2.5%	18,983	2.3%
E - H	63,906	7.2%	2,395	3.6%	61,512	7.6%
\\ Total	**878,571**	**100.0%**	**66,081**	**100.0%**	**812,490**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Loans classified between AA-C represent 90.4% of the total portfolio.

Customer Profile	Sept22			June22			Sept21		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	94.1	0.3	5.6	92.6	0.2	7.2	92.7	0.3	7.0
Micro, Small and Medium-Sized Enterprises	88.0	3.2	8.8	87.9	4.0	8.1	88.6	4.7	6.7
Individuals	87.9	4.0	8.1	88.4	3.8	7.8	89.8	4.2	6.0
\\ Total	**90.4**	**2.4**	**7.2**	**90.0**	**2.4**	**7.6**	**90.7**	**2.7**	**6.6**

Expenses with Expanded ALL

Expanded ALL vs. Portfolio reached 3.3%. Mix in more profitable and higher risk operations

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
\\ Expanded ALL	**(7,267)**	**(5,313)**	**(3,358)**	**(17,416)**	**(10,752)**	**36.8**	**116.4**	**62.0**
ALL Expenses	(8,587)	(8,148)	(4,392)	(23,786)	(13,626)	5.4	95.5	74.6
Income from Credit Recovery	1,498	1,473	1,472	4,740	4,558	1.7	1.8	4.0
Impairment of Financial Assets	233	1,805	(58)	2,691	(321)	(87.1)	-	-
Granted Discounts / Other (1)	(411)	(443)	(380)	(1,061)	(1,363)	(7.2)	8.2	(22.2)

(1) It includes the result with BNDU, provision for sureties and guarantees, and others.



Expanded ALL/ Expanded Loan Portfolio
%
4.4
3.2
2.7
2.7
2.8
2.6
2.4
2.2
2.6
4.1
5.4
3.4
2.7
2.2
1.9
1.7
2.1
2.3
2.5
3.3
R$ million
5,456
3,935
3,491
3,543
3,786
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
3,907
3,487
3,358
4,283
4,836
5,313
7,267
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q 1Q22 2Q 3Q
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

The increase in ALL in the quarter reflects the higher turnover in more profitable and higher risk operations, the reinforcement of approximately R$1 billion in complementary ALL, and also the conditions of the economic scenario, which contributed to the increase of delinquency.

In 3Q22, the ALL stock totaled R$50.3 billion, representing 7.8% of the loan portfolio, equivalent to a coverage ratio for loans overdue for over 90 days of more than 200%.

Loan Indicators

Renegotiated Portfolio

Evolution of the balance of the Portfolio

R$ billion


27.5
28.2
28.6
30.3
31.4
32.6
4.7
4.9
4.8
4.5
5.1
5.3
22.8
23.3
23.9
25.8
26.3
27.3
Sept20
Sept21
Dec
Mar22
June
Sept
Originated from portfolio in write-off
Originated from active portfolio

The renegotiated portfolio grew 3.8% in the quarter, totaling R$32.6 billion in Sept22.

We emphasize that the total of this portfolio indicator has been stable in relation to the total balance of the Bacen portfolio over the year.

60.4% of renegotiations originated in the quarter were overdue for less than 90 days. This originates from the improvement of digital journeys and from the continuous development of new algorithms that enable us to anticipate needs and provide the best solutions of reorganization to our clients.

The delinquency ratio over 90 days of the renegotiated portfolio presented an increase compared to the last quarter.

ALL / Renegotiated Portfolio

%


76.5
76.4
77.6
78.0
78.3
80.3
78.0
66.4
66.9
66.8
68.2
61.7
61.5
63.8
61.9
63.1
62.3
62.3
62.7
62.5
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept

Delinquency ratio over 90 days

%


24.7
24.6
21.8
21.4
19.6
16.9
16.7
19.0
17.4
20.8
11.5
5.9
7.4
14.4
14.6
15.8
17.8
18.7
18.2
19.8
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept

Renegotiated Portfolio / Bacen Portfolio

%


4.6
4.4
4.4
4.4
4.2
4.5
4.6
4.2
4.2
4.1
4.8
5.6
5.8
5.6
5.2
4.9
4.7
4.9
5.0
5.1
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept

Extended Operations

Our extended operations showed a reduction of R$9 billion or 25% in 12 months, with the following composition: R$27.1 billion, being: "up-to-date – R$23.2 billion"; "in arrears – R$3.0 billion"; and in "grace period – R$0.9 billion".

R$27 billion

Net accounting balance of amortizations

Credit profile of clients who have requested an extension:

92% were up-to-date clients who were not in arrears in the 12 months prior to the pandemic

91% rated AA to C

68% with real collateral

13 years average time of relationship


R$ billion
R$3.0
0.5%
R$3.1
0.5%
R$3.1
0.5%
R$3.3
0.5%
R$3.0
0.5%
36.2
33.4
31.4
29.2
27.1
29.9
27.8
26.3
24.6
22.9
6.3
5.6
5.1
4.6
4.2
Sept21
Dec
Mar22
June
Sept
Wholesale
Multipurpose
In arrears (over 30 days) *

* Index of arrears over 30 days, calculated on the basis of the balance of the Bacen Portfolio.

Loan Indicators

Delinquency ratios

Over 90 days


%
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15 to 90 days


%
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The delinquency continued its upward trend this quarter, with an increase of 0.4 p.p. in the total ratio. We observed the delinquency concentrated in Individuals, in the lines of mass market loans, and in Companies, substantially in micro and small-sized enterprises. The 15 to 90-day ratio remained stable for the third consecutive quarter, which may indicate the peak of delinquency in coming quarters. The ALL vs. Portfolio ratio reached 7.8%, remaining in good provisioning levels, reflecting our risk management. We continue calibrating our loan policies promptly in view of the scenarios, giving continuity to the continuous, profitable and sustainable growth, by both physical and digital means.

Loan Indicators

Coverage Ratios and Provision

The coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at comfortable levels of provisioning, staying close to 300%. We increased our total provision by 3.2%, higher than the 1.9% growth of the Bacen portfolio with additional reinforcement of about R$1 billion or 11.4%, of our Complementary ALL.

Coverage Ratio



369 381 426 470 474 548 517 392 481 425 602 994 955 688 557 508 506 384 327 298
211 219 230 243 245 269 267 226 245 228 299 398 403 350 325 297 261 235 218 201
175 180 189 201 202 220 209 189 194 184 250 337 311 267 263 244 215 189 176 167
121 124 122 125 125 126 122 116 120 121 124 121 118 120 117 115 111 105 101 98
9.9 9.6 9.0 8.8 8.6 8.8 8.6 8.2 8.1 8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4 7.6 7.7 7.8
5.5 5.4 4.7 4.5 4.2 4.0 3.9 4.1 3.8 4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1 3.6 4.0 4.3
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegotiation
Coverage Ratio over 90 Days - excluding operations 100% provisioned

Composition of the Provision
R$ million



36,527 35,763 35,240 35,237 35,084 36,987 36,860 36,142 36,796 40,466 43,209 44,894 45,339 46,030 44,401 44,624 45,236 47,149 48,790 50,334
6,918 6,899 6,903 6,910 6,903 6,899 6,899 6,899 6,901 9,365 12,014 10,370 10,519 11,569 11,243 9,968 9,240 9,390 8,749 9,743
12,721 12,365 12,905 13,528 14,081 16,428 16,049 14,407 15,404 14,541 18,290 23,378 22,775 21,389 21,319 20,987 20,966 20,373 21,309 19,799
16,887 16,499 15,432 14,799 14,100 13,661 13,912 14,835 14,491 16,560 12,905 11,145 12,044 13,071 11,840 13,669 15,030 17,386 18,732 20,792
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept
Specific
Generic
Complementary

Portfolio in Arrears
R$ million



20,868 19,900 18,610 17,538 17,403 16,798 17,611 19,171 19,008 21,972 17,296 13,304 14,597 17,260 16,869 18,312 20,996 24,904 27,648 30,108
17,278 16,311 15,323 14,474 14,302 13,739 13,795 16,024 15,026 17,759 14,428 11,276 11,255 13,160 13,674 15,031 17,339 20,031 22,366 25,076
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Loan Indicators

NPL Creation | 90 days vs. Write-offs

Reduction of the total NPL Creation in the quarter as a result of operations in the Corporate segment. It is worth noting that a significant part of the NPL Creation of the quarter comes from loans 100% provisioned or with a high level of provisions, part of them originating from the renegotiated portfolio. In this quarter, continuing to increase management efficiency, we have conducted the assignment of active and written-off portfolios.

***NPL* Creation**


0.9%
0.9%
1.2%
1.1%
1.1%
R$ million
5,020
5,763
7,378
7,212
7,191
3,346
3,846
5,344
4,700
4,828
1,477
1,681
1,965
2,422
2,358
197
236
69
91
5
3Q21
4Q
1Q22
2Q
3Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates
NPL Creation / Carteira Bacen

Write-offs

R$ million


3,663
3,455
4,686
4,878
4,481
2,261
2,383
3,146
2,985
3,157
1,008
939
1,268
1,739
1,317
394
133
271
154
7
3Q21
4Q
1Q22
2Q
3Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In the 3Q22, the gross ALL expenses accounted for 119% of the NPL Creation, demonstrating robustness at conservative levels.

Gross ALL Expenses X NPL Creation - 90 days


87%
88%
96%
113%
119%
R$ million
5,020
4,392
5,763
5,059
7,378
7,051
7,212
8,148
7,191
8,587
3Q21
4Q
1Q22
2Q
3Q
NPL Creation - 90 days
Gross ALL Expenses
Gross ALL Expenses /NPL Creation - 90 days

Main Funding Sources

Funds Raised and Managed

R$ million	Sept22	June22	Sept21	Quarter	12 months
Demand Deposits	51,933	53,903	53,025	(3.7)	(2.1)
Savings Deposits	132,847	134,763	137,135	(1.4)	(3.1)
Time Deposits + Debentures	421,264	388,983	380,438	8.3	10.7
Borrowings and Onlending	62,425	62,497	57,647	(0.1)	8.3
Funds from Issuance of Securities	214,971	195,341	148,903	10.0	44.4
Subordinated Debts	56,225	53,796	50,010	4.5	12.4
\\ Subtotal	**939,666**	**889,284**	**827,158**	**5.7**	**13.6**
Obligations for Repurchase Agreements (1)	281,153	235,561	266,387	19.4	5.5
Interbank Deposits	1,645	1,420	4,453	15.9	(63.1)
Working Capital (Own/Managed)	129,715	126,170	123,087	2.8	5.4
Foreign Exchange Portfolio	56,712	28,340	35,631	100.1	59.2
Payment of Taxes and Other Contributions	5,957	7,800	6,440	(23.6)	(7.5)
Technical provisions for insurance, pension plans and capitalization bonds	316,560	307,819	289,111	2.8	9.5
\\ Funds raised	**1,731,409**	**1,596,394**	**1,552,267**	**8.5**	**11.5**
\\ Investment Funds and Managed Portfolios	**1,092,640**	**1,059,168**	**1,075,329**	**3.2**	**1.6**
\\ Total Assets under Management	**2,824,049**	**2,655,562**	**2,627,596**	**6.3**	**7.5**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. We meet the need for resources required for loan operations primarily through our funding activities, through the capacity to obtain funding from clients effectively.

R$ million	Sept22	June22	Sept21	Quarter	12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	57,890	61,703	59,465	(6.2)	(2.6)
Savings Deposits	132,847	134,763	137,135	(1.4)	(3.1)
Time Deposits + Debentures	421,264	388,983	380,438	8.3	10.7
Funds from Financial Bills	201,262	183,173	138,664	9.9	45.1
\\ Customer Funds (1)	**813,264**	**768,622**	**715,702**	**5.8**	**13.6**
(-) Reserve Requirements (2)	(114,280)	(85,451)	(88,007)	33.7	29.9
(-) Available Funds (Brazil)	(13,574)	(15,358)	(17,301)	(11.6)	(21.5)
\\ Customer Funds Net of Reserve Requirements	**685,410**	**667,813**	**610,394**	**2.6**	**12.3**
Borrowings and Onlending	62,425	62,497	57,647	(0.1)	8.3
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	99,766	97,278	85,038	2.6	17.3
\\ Total Funding (A)	**847,601**	**827,588**	**753,079**	**2.4**	**12.6**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**785,424**	**764,018**	**692,903**	**2.8**	**13.4**
\\ B / A	**92.7%**	**92.3%**	**92.0%**	**0.3 p.p.**	**0.7 p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate); and

(2) For Sept22, it considers voluntary investments in the Central Bank of Brazil.

Fee and Commission Income

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
Card Income	3,599	3,467	2,968	10,209	8,351	3.8	21.3	22.2
Checking Account	1,908	1,944	2,007	5,801	5,950	(1.9)	(4.9)	(2.5)
Asset Management	792	770	859	2,343	2,484	2.9	(7.8)	(5.7)
Loans Operations	641	704	718	2,076	2,014	(8.9)	(10.7)	3.1
Collections and Payments	574	581	607	1,730	1,816	(1.2)	(5.4)	(4.7)
Consortium Management	477	617	578	1,659	1,631	(22.7)	(17.5)	1.7
Custody and Brokerage Services	360	371	351	1,079	1,060	(3.0)	2.6	1.8
Underwriting / Financial Advisory Services	220	236	375	692	1,020	(6.8)	(41.3)	(32.2)
Other	285	286	293	854	909	(0.3)	(2.7)	(6.1)
\\ Total	**8,856**	**8,976**	**8,756**	**26,443**	**25,235**	**(1.3)**	**1.1**	**4.8**
\\ Business Days	**65**	**62**	**65**	**189**	**188**	**3**	**-**	**1**

We have a diverse portfolio of products and services available in our broad service network (digital and physical), which contributed with maintaining revenues at the highest historical levels.

Card Income – Growth in all comparative periods, reflecting the traded volume, continues to evolve and surpassed the mark of R$78 billion (+31% vs. 3Q21), and the advance of cards issued through digital channels (+57% vs. 3Q21) – which strengthens our base of active accounts – combined with the growth of the average card spending.

Checking Account – It presented a small reduction in the comparative periods, mainly due to the lower usage of some services, such as withdrawals at ATMs, transfers via TED/DOC and issuance of statements. We emphasize that this movement was partially mitigated by the constant evolution of the client base during these periods, where we have more than 38 million current account holders in 3Q22 (+2.7 million in 12 months).

Asset Management – The revenue movement reflects the perception of greater client conservatism and the cycle of higher interest rates, favoring the migration of high value-added funds to fixed income products with lower market risk, and consequently, lower administration fees.



Volume Traded - Credit Cards
R$ million
▲ 31.3%
▲ 6.5%
51,921
45,846
59,665
66,516
66,640
73,570
78,363
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q



In million
71.6
69.5
72.5
74.1
74.8
75.5
76.8
29.6
31.9
35.4
36.3
37.0
37.6
38.0
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q
Checking Account Holders
Total Customers (1)

(1) It excludes the overlap of clients.



Investments Funds and Managed Portfolios
R$ billion
995
973
1,075
1,060
1,071
1,059
1,093
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q

Fee and Commission Income

Loan Operations – The variation of this revenue in the quarter and year (3Q22 vs. 3Q21) is mainly related to the lower volume of origination from real estate financing operations, working capital, and vehicles for non-account holders.

Collections and Payments – Revenues of R$574 million in the quarter, representing 6% of total revenues of services, showing robustness against the current market scenario, which is increasingly competitive and with lower margins.

Consortia – Market leadership, reaffirming our active presence in the lines of movable and immovable assets. The sales originated in the digital channels (Mobile, Internet Banking and Net Empresa for Companies) represented around 26% of the total origination in 2022, with a relevant performance in the agribusiness and real estate market. There was an impact on all the comparative periods according to the new accounting rule made available by Central Bank of Brazil, where certain revenues will be recognized during the term of the contracts.



Number of Outstanding Consortium Quotas
In thousands
1,601
1,548
1,526
1,517
1,522
1,537
1,573
1,266
1,232
1,214
1,202
1,189
1,180
1,206
69
73
82
86
95
112
114
267
243
230
229
238
245
254
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q
Real Estate
Trucks
Auto

Underwriting/Financial Advisory Services – The variation observed in all comparative periods is a reflection of the volatility of the capital market. Below are the main highlights by segment:

Fixed Income: Advice and structuring of 96 transactions with a volume of around R$32 billion, placing us second in the origination ranking (Anbima ranking – Aug 2022).
Variable Income: Nine transactions up to September 2022, totaling R$49.9 billion and reaching second in the volume ranking (Dealogic Bookrunner Ranking – Brazil).
Mergers and Acquisitions: Advisory services in 40 transactions up to September 2022, totaling around R$40 billion, placing us as second in the TTR ranking by number of transactions and volume.

Custody and Brokerage

Brokerage – The variation is related to the diversification of our portfolio of products offered and Ágora's complete investment platform, which contribute to the maintenance of revenues even with the volatility of the financial market.

Custody – The increased number of issues and cancellations of ADRs / UNITs led to an increase in the client base over the course of 12 months. In the 3Q22, we registered R$2.1 trillion Assets under Custody.



Assets under Custody
R$ billion
1,803
1,768
1,993
1,993
2,102
2,002
2,109
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q

Operating Expenses

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
\\ Personnel Expenses								
Structural	**5,024**	**4,599**	**4,431**	**14,079**	**12,598**	**9.2**	**13.4**	**11.8**
Payroll/Social Charges	3,541	3,325	3,248	10,077	9,118	6.5	9.0	10.5
Benefits	1,483	1,274	1,183	4,002	3,480	16.4	25.4	15.0
Non-Structural	**1,195**	**1,119**	**1,003**	**3,359**	**3,025**	**6.8**	**19.1**	**11.0**
Management and Employee Profit Sharing	911	839	750	2,525	2,335	8.6	21.5	8.1
Provision for Labor Claims	185	166	140	511	386	11.4	32.1	32.4
Termination Costs	66	86	91	242	247	(23.3)	(27.5)	(2.0)
Training	33	28	22	81	57	17.9	50.0	42.1
\\ Total - Personnel Expenses	**6,219**	**5,718**	**5,434**	**17,438**	**15,623**	**8.8**	**14.4**	**11.6**
\\ Administrative Expenses								
Outsourced Services	1,373	1,307	1,312	3,931	3,780	5.0	4.6	4.0
Depreciation and Amortization	916	867	812	2,630	2,457	5.7	12.8	7.0
Data Processing	741	661	636	2,033	1,812	12.1	16.5	12.2
Advertising and Marketing	477	533	458	1,370	1,052	(10.5)	4.1	30.2
Communication	307	327	364	972	1,098	(6.1)	(15.7)	(11.5)
Asset Maintenance	377	350	341	1,082	1,012	7.7	10.6	6.9
Rent	304	297	318	909	949	2.4	(4.4)	(4.2)
Financial System Services	286	275	265	831	782	4.0	7.9	6.3
Transportation	212	199	194	606	529	6.5	9.3	14.6
Security and Surveillance	147	146	144	440	443	0.7	2.1	(0.7)
Utilities (Water, Electricity and Gas)	76	99	80	280	260	(23.2)	(5.0)	7.7
Materials	34	31	31	95	86	9.7	9.7	10.5
Travel	29	21	9	59	25	38.1	222.2	136.0
Other	294	231	271	762	774	27.3	8.5	(1.6)
\\ Total - Administrative Expenses	**5,573**	**5,344**	**5,235**	**16,000**	**15,059**	**4.3**	**6.5**	**6.2**
\\ Total Expenses Administrative + Personnel	**11,792**	**11,062**	**10,669**	**33,438**	**30,682**	**6.6**	**10.5**	**9.0**
\\ Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	617	442	535	1,533	1,464	39.6	15.3	4.7
Civil and Tax Contingencies	(374)	103	175	(19)	342	-	-	-
Claims	233	190	143	719	384	22.6	62.5	87.0
Other	150	(267)	359	(21)	1,203	-	-	-
\\ Total - Operating Expenses Net of Revenue	**626**	**468**	**1,213**	**2,211**	**3,393**	**33.8**	**(48.4)**	**(34.8)**
\\ Total Operating Expenses	**12,418**	**11,530**	**11,882**	**35,649**	**34,075**	**7.7**	**4.5**	**4.6**

Operating Expenses

Strategic investments and controlled costs

Personnel Expenses

The movement in all comparative periods reflects the effect of the collective agreement that took place in September 2022, which includes the adjustment of 10.0% in benefits and 8.0% in wages, with consequent timely updating of liabilities, in addition to higher expenses with labor processes.

Administrative Expenses

Growth of 6.5% in the year, below the accrued inflation in 12 months (IGP-M 8.3% and IPCA 7.2%), whereby the fixed expenses evolved around 50% less than the growth of variable expenses.

Changes in the periods are related to the increase in business volume, the investment in technology to expand our digital network – thus adjusting our way of operating according to the demands and needs of our clients –, the consulting services for process improvement, in addition to the institutional expenses with advertising and publicity for product supply and brand value.

Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)



9,182
8,626
8,468
8,317
8,227
8,148
4,813
574
3,795
4,629
967
3,030
4,533
988
2,947
4,396
973
2,948
4,325
976
2,926
4,281
996
2,871
Sept20
Sept21
Dec21
Mar22
June22
Sept22
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

Other Operating Expenses, Net of Income

The reduction in relation to the last year (3Q21 and 9M21) mainly reflects lower expenses on civil and tax contingencies, which in the quarter were impacted by the revaluation of risks of processes that deal with the incidence of IR/CS (Income Tax/Social Contribution) on discounts granted in loan operations. In the quarter, the variation is due to the higher expenses related to the commercialization of cards and claims – due to the increase in fraud losses in 3Q22 – and other insurance operating expenses.

Information	Income		Quarterly ROAE	Revenues	
3Q22	R$1,495MM	-17.2% in the quarter -3.1% in 12 months	17.0%	R$25,149MM	+6.4% in the quarter +18.9% in 12 months

The Income from Insurance, Social Security and Capitalization Operations of the Grupo Bradesco Seguros reached R$3.5 billion in the third quarter of 2022 (+8% vs. 3Q21 and +32% vs. 9M21). The performance, higher than the guidance established for the year, from 18% to 23%, was favored by the Revenue, which grew 18.9% in the 12 months and 17.1% in the accumulated, exceeding R$70 billion in the year. There has been an evolution in all business lines. Now, the Net Income has grown by 28.1% and the Financial Income reached 20.6% in the first nine months of 2022.

The Technical Provisions of the Insurance Group increased by 9.5% in a year-on-year comparison, reaching R$316.6 billion – the highest historic level, with emphasis on the lines of Health, Life and Pension –, and Financial Assets grew by 7.8%, reaching R$343 billion. With regard to the performance indicators, the Administrative Efficiency Ratio reached 3.6% in nine months, with an improvement of 0.1 p.p., reaching the most favorable mark in recent years. In the same direction, the accumulated Claims Ratio decreased by 2.0 p.p., reaching 80.5%.

In indemnities and benefits, R$13 billion were paid in the quarter. In the accrued, total indemnities and benefits reached R$36 billion.

In the quarter, always focusing on customer-centricity, aiming to provide the best experience throughout their journey, and in the support of the broker, the Insurance Group continued to intensify efforts and investments in innovation and technology, such as the new version of the Grupo Bradesco Seguros app, which incorporates new functions and evolution in usability.

Sales in the digital modality grew 55% from January to September 2022, reaching R$1.8 billion (more than 80% in Private Pension Plans), with an increase of 56% in the number of items distributed, which exceeded 2.7 million. The Bradesco Seguros Corretor (Broker) app, created as a mobility complement for the Broker Portal, has also been reformulated and consolidates more than 30 functionalities aimed at Dental, Auto, Property and Casualty, Health and Life products.

At Bradesco Saúde (Health), the policyholders have gained new versions of the applications with more functional usability components and intuitive navigation, incorporating improvements in the user experience. To bring prevention and care into the companies that are its clients, Bradesco Saúde also launched the Health Box, a mobile booth set as a clinical practice that provides, in certain periods, health professionals for the conduct of examinations.

Regarding products, the company launched the Efetivo São Paulo Interior plan in August, expanding the model of products developed with a regional look, with a new combination of network and price, to meet the needs of local municipalities. The new plan reconciles a planned relationship of qualified providers in around 130 cities in the interior of São Paulo, in several specialties, and national coverage, ensuring service also to those traveling.

Also in the Health segment, it is worth mentioning that the mark of one million appointments by the network of clinics, Meu Doutor Novamed, created in 2015, has been surpassed, with the aim of increasing access to Primary Health Care.

In the Private Pension segment, Bradesco Vida e Previdência (Life and Pension) maintained the strategy of continuous evolution in its product range, highlighting the expansion of the availability of funds mirroring renowned managers in the market. Currently, the company has more than R$15 billion in pension reservations with the management of external partners. There was a strengthening of CRM actions, with assertive offers for client base loyalty, with more diversification of products, including fixed income, multi-markets, private credit, ESG funds and global exposure.

In the Life business, Bradesco Vida e Previdência announced three novelties in its product portfolio: the launch of Life Insurance in a Flexible Global Capital Business group, aimed at small and medium-sized enterprises, with optional coverage and assistance that can be customized; the inclusion of survival coverage in the "Novo Vida Segura Premiável" redeemable insurance, which already offered coverage of death and critical illnesses, as well as benefits, such as weekly sweepstakes and individual funeral assistance; and the reformulation of Travel Insurance, which became even more complete and accessible, starting to offer 20 plans with the most diverse coverage and assistance.

In Auto Insurance, Bradesco Auto/RE (P&C) announced new coverage for passenger cars and light and heavy trucks, with values starting at R$150 thousand, a segment that has been registering a sales increase since 2021. The novelties include, in the case of full compensation, reimbursement to the policyholders of the amounts of personal belongings left inside the vehicle, as well as bulletproof glass and premium courtesy car for the period of 7, 15 or 30 days.

Now in Property and Casualty, the company migrated to the Residential Claims area, from the Ecological Disposal project, which aims to collect damaged electronic devices in the home of Residential Insurance clients and give a correct socio-environmental destination to waste. With the change, the process of calculating electrical damage gains more assertiveness. Called "Sinistro Sustentável" (Sustainable Claim), the pilot project was carried out in São Paulo, Rio de Janeiro, Santa Catarina and Rio Grande do Sul, having collected about 8 tons in just two months, corresponding to half of all the materials collected during 2021.

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	14,410	14,200	12,265	41,271	35,500	1.5	17.5	16.3
Retained Claims	(10,002)	(10,256)	(8,967)	(29,050)	(25,596)	(2.5)	11.5	13.5
Capitalization Bond Draws and Redemptions	(1,482)	(1,359)	(1,335)	(4,223)	(3,754)	9.1	11.0	12.5
Selling Expenses	(917)	(837)	(840)	(2,595)	(2,420)	9.6	9.2	7.2
Financial Results	1,460	1,959	2,090	5,058	4,194	(25.5)	(30.2)	20.6
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**3,469**	**3,707**	**3,213**	**10,461**	**7,924**	**(6.4)**	**8.0**	**32.0**
Fee and Commission Income	438	418	454	1,278	1,337	4.8	(3.4)	(4.4)
Personnel Expenses	(466)	(454)	(395)	(1,359)	(1,203)	2.7	18.2	13.0
Other Administrative Expenses	(410)	(418)	(374)	(1,166)	(1,057)	(2.0)	9.6	10.4
Others	(605)	(393)	(262)	(1,349)	(614)	54.0	130.9	119.8
\\ Operating Income	**2,426**	**2,859**	**2,636**	**7,865**	**6,389**	**(15.2)**	**(8.0)**	**23.1**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(931)	(1,053)	(1,094)	(2,963)	(2,562)	(11.6)	(14.9)	15.7
\\ Lucro Líquido Recorrente	**1,495**	**1,806**	**1,543**	**4,902**	**3,827**	**(17.2)**	**(3.1)**	**28.1**
Life and Pension Plans	727	768	575	2,019	1,041	(5.3)	26.4	93.9
Health	72	265	229	660	698	(72.8)	(68.6)	(5.4)
Capitalization Bonds	135	170	136	491	361	(20.6)	(0.7)	36.0
Property & Casualty and Others	561	603	603	1,732	1,727	(7.0)	(7.0)	0.3
\\ Selected Asset Data								
Total Assets	369,747	358,999	339,787	369,747	339,787	3.0	8.8	8.8
Securities	342,890	332,819	317,963	342,890	317,963	3.0	7.8	7.8
Technical Provisions	316,560	307,819	289,111	316,560	289,111	2.8	9.5	9.5
Shareholder's Equity [1]	33,293	31,785	34,659	33,293	34,659	4.7	(3.9)	(3.9)

(1) In September 2022, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$21,728 million.

Income from insurance operations of R$3.5 billion – a growth of 8% vs. 3Q21

Net Income and ROAE


%
14.9
18.1
17.7
18.9
20.9
17.0
R$ million
1,325
1,543
1,517
1,601
1,806
1,495
639
349
232
105
575
603
229
136
676
386
318
137
524
568
323
186
768
603
265
170
727
561
72
135
3Q20
3Q21
4Q
1Q22
2Q
3Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

Consistent growth in revenue and improvement of the administrative efficiency ratio contributed to mitigate the impacts of reducing the net interest income, due to the behavior of the economic and financial ratios.

Bradesco Vida e Previdência (Life and Pension Plans): Earnings in 12 months reflect the growth in revenues and the reduction in the Claims Ratio, which compensated the reduction of the net interest income.

Bradesco Saúde (Health): Earnings in 12 months are impacted by the reduction of the net interest income, especially by the IPCA, in addition to the increase in claims retained due to the resumption of elective procedures, frequency in examinations, therapies and hospitalizations.

Bradesco Capitalização (Capitalization Bonds): Earnings stability in 12 months is a reflection of higher revenues (net of draws, redemptions and marketing expenses), neutralized by the reduction of the net interest income, mainly by the behavior of the IPCA and TR.

Property & Casualty: Earnings impacted by the increase in the claims ratio of property and casualty, compensated by the improvement of the net interest income.

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose turnover in the 3Q22 surpassed R$681 million, totaling more than 1.032 million transactions.

Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required (MCR) in August 2022 amounted to R$13.3 billion.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenues and Administrative Efficiency Ratio


%
3.7
3.8
3.8
3.8
3.7
3.8
3.7
3.7
3.5
R$ million
20,144
10,068
1,485
1,410
7,181
18,161
8,118
1,436
1,181
7,426
19,529
9,194
1,384
1,339
7,612
19,874
9,171
1,540
1,379
7,784
21,150
10,187
1,590
1,506
7,867
21,222
10,157
1,755
1,270
8,040
22,114
10,598
1,717
1,593
8,206
23,645
11,416
2,086
1,569
8,574
25,149
11,870
2,429
1,719
9,131
3Q20
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

Retained Claims


%
67.9
70.2
73.6
77.7
81.6
82.5
81.6
79.7
80.9
80.5
R$ milhões
12,656
12,295
361
19,893
18,750
1,143
27,717
25,873
1,844
7,908
6,779
1,129
16,630
13,652
2,978
25,596
21,254
4,342
34,220
29,191
5,029
8,791
8,279
512
19,048
18,188
860
29,050
27,901
1,149
6M20
9M20
12M20
3M21
6M21
9M21
12M21
3M22
6M22
9M22
Claims Reported - Covid-19
Retained Claims
Claims

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
3,131(*)
3,913
1,009
782
2,122
2,281(*)
2,982
1,443
701
838
3,137(*)
4,266
1,417
1,129
1,720
1,574(*)
3,422
687
1,848
887
3,213(*)
4,578
2,090
1,365
1,123
3,527(*)
4,214
2,065
687
1,462
3,286(*)
3,798
1,639
512
1,646
3,707(*)
4,055
1,959
348
1,748
3,469(*)
3,758
1,460
289
2,009
3Q20
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance of the revenues in all lines of business and the improvement in the claims ratio and marketing index contributed to mitigate the reduction of the net interest income, which affected the behavior of the economic and financial ratios.

Technical Provisions and Insurance Activity Indicators

Technical Provisions

The technical provisions totaled R$316.6 billion in September 2022, an increase of 9.5% in 12 months and 2.8% in the quarter, with greater provisions in the "health", "life" and "pension" segments.


R$ million
279,186
284,606
285,163
288,364
289,111
292,860
301,001
307,819
316,560
253,240
257,746
257,899
260,483
260,782
264,327
271,918
277,831
286,047
12,390
13,638
14,026
14,556
14,918
15,039
15,254
15,598
15,477
8,815
8,571
8,504
8,488
8,492
8,401
8,583
8,803
8,949
4,531
4,650
4,734
4,837
4,918
5,094
5,246
5,587
6,087
Sept20
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Marketing Index

The combined ratio improvement in the annual comparison is a reflection of the reduction in the claims ratio and marketing index.


Combined Ratio
%
86.0
95.5
88.0
95.8
95.8
90.9
90.5
91.2
89.2
96.7
108.9
97.8
101.9
103.5
101.9
101.4
102.7
101.3
95.6
100.0
94.9
93.4
94.0
97.9
100.2
96.4
90.9
66.8
67.4
70.4
90.6
81.7
58.1
55.8
60.9
55.1
3Q20
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
Life
Health
Auto/P&C
Total


Claims Ratio
%
84.2
79.3
79.7
81.9
79.8
94.4
91.0
91.0
92.8
92.8
61.2
68.0
71.3
67.0
59.8
60.9
34.9
34.5
41.4
36.4
29.6
25.7
24.2
29.8
35.4
3Q21
4Q
1Q22
2Q
3Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total


Marketing Index
%
7.9
8.3
7.6
7.2
7.3
23.3
23.3
21.1
20.0
20.6
17.9
18.4
17.9
16.1
15.8
17.0
16.9
16.4
15.9
15.1
4.6
5.1
4.4
4.2
4.4
3Q21
4Q
1Q22
2Q
3Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income and Proposals for Pension Plans


In thousand
38,298
2,923
35,375
39,018
2,985
36,032
40,433
2,984
37,449
39,034
2,974
36,060
37,573
2,929
34,644
Sept21
Dec
Mar22
June
Sept
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,730
120
3,610
3,798
118
3,680
3,859
117
3,742
3,930
116
3,814
3,977
115
3,862
Sept21
Dec
Mar22
June
Sept
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders


In thousand
2,845
1,244
1,601
2,921
1,280
1,642
2,898
1,293
1,605
2,905
1,344
1,561
3,049
1,471
1,578
Sept21
Dec
Mar22
Jun
Sept
Auto/Optional Third-Party Liability
P&C

Number of Active Capitalization Bonds


In thousand
2,576
2,668
2,762
2,943
3,097
21,360
7,206
14,154
20,987
7,368
13,619
24,606
7,615
16,991
33,897
8,045
25,852
24,020
8,423
15,597
Sept21
Dec
Mar22
Jun
Sept
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

Basel

Basel Ratio	Tier I Capital	Common Equity Ratio
15.8%	**13.6%**	**12.1%**
+0.2 p.p. in the quarter	+0.3 p.p. in the quarter	+0.2 p.p. in the quarter
2Q22: 15.6%	2Q22: 13.3%	2Q22: 11.9%

R$ million

Total RWA	Credit Risk RWA	LCR
R$988,412	**R$900,057**	**174.7 %**
+1.4% in the quarter	+1.0% in the quarter	+6.2 p.p. in the quarter
2Q22: R$974,639	2Q22: R$890,743	2Q22: 168.5%
Market Risk RWA	**Operational Risk RWA**	**NSFR**
R$9,016	**R$79,339**	**121.3 %**
+4.3% in the quarter	+5.4% in the quarter	+1.6 p.p. in the quarter
2Q22: R$8,641	2Q22: R$75,255	2Q22: 119.7%

Our ratios remained above regulatory limits, mainly due to the large capacity of capital generation (net income), which absorbed the payment of interest on Shareholders' Equity, in addition to the effects of weighted assets (given the increase in the loan portfolio).


%
15.1
15.8
15.4
16.0
15.2
15.8
15.7
15.6
15.8
12.9
13.8
13.6
14.1
13.7
13.7
13.7
13.3
13.6
1.1
1.1
1.0
1.1
1.1
1.2
1.2
1.4
1.5
11.8
12.7
12.6
13.1
12.7
12.5
12.5
11.9
12.1
2.2
2.0
1.8
1.8
1.4
2.1
2.0
2.3
2.2
Sept20
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter


%
Limits since April, 2022 (1)
9.50 Tier 1
8.00% Common Equity
13.3
1.4
11.9
0.5
0.2
(0.3)
(0.2)
13.6
1.5
12.1
June22
Net Income 3Q22
MTM of Securities - Equity Valuation Adjustments
Interest on Shareholders' Equity
Ativos Ponderados
Sept22
Common Equity
Addition Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capital is 9.5% for tier I capital and 8.0% for the common equity.

Main Economic Indicators

	3Q22	2Q22	3Q21	9M22	9M21
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	3.31	2.91	1.23	8.91	2.52
Ibovespa	11.66	(17.88)	(12.48)	4.97	(6.75)
USD – Commercial Rate	3.22	10.56	8.74	(3.12)	4.67
General Market Price Index (IGP-M)	(1.44)	2.54	0.80	6.61	16.00
Extended Consumer Price Index (IPCA)	(1.32)	2.22	3.02	4.09	6.90
Business Days (#)	65	62	65	189	188
Calendar Days (#)	92	91	92	273	273
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.4066	5.2380	5.4394	5.4066	5.4394
CDS 5 years (Points)	313	295	206	313	206
Selic - Base Interest Rate (% p.a.)	13.75	13.25	6.25	13.75	6.25
BM&F Fixed Rate (% p.a.)	13.21	13.78	8.98	13.21	8.98

Guidance 2022	Disclosed	Actual **9M22**	Reviewed
Expanded Loan Portfolio	10% to 14%	13.6%	Maintained
Client NII	18% to 22%	23.4%	Maintained
Fee and Commission Income	4% to 8%	4.8%	Maintained
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses Net of Income)	1% to 5%	4.6%	Maintained
Income from Insurance, Pension Plans and Capitalization Bonds	18% to 23%	32.0%	Maintained
Expanded ALL - R$ billion	R$17.0 to R$21.0	R$17.4	**R$25.5 to R$27.5**

Bradesco Forecast

%	2022	2023
USD - Commercial Rate (year-end) - R$	5.25	5.25
Extended Consumer Price Index (IPCA)	5.70	4.90
General Market Price Index (IGP-M)	7.64	4.61
Selic (year-end)	13.75	11.75
Gross Domestic Product (PIB)	2.7	0.5

(This page has been left blank purposefully.)

Additional Information

Corporate Strategy

Purpose Create opportunities for the progress of people and the sustainable development of companies and society

Client | Our inspiration Our primary objective is to captivate our clients to develop a relationship with them and earn their admiration and trust

Digital Transformation | How we do it We possess a digital mindset and behavior that allows us to be simple, efficient, agile, connected and innovative

People | Our team We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people

Sustainability | Made to last Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences

Customer-centric

The power of customization – The technological acceleration that has happened intensively in recent years has made clients more digital and demanding. Many have proven the benefits of the digital world by using digital platforms to perform the hiring of products and services, including within the financial market where, until recently, the relationship was predominantly physical. This new movement made clients prioritize agile, practical and, above all, customized solutions, marking the beginning of a new business scenario.

To provide even more customization and strengthen our customer relationships, we seek to get to know them better. That's why we combine your voice with the use of data intelligence through metrics that guide our decision-making process. As a result of this union, we have developed solutions that are increasingly relevant to customers, such as replacing the way of sending notifications, from SMS to Infopus. With this, clients gain even more autonomy when choosing the type of notification that is relevant to them, being able to change and cancel these notifications at any time on the App. Another solution brings even more convenience to the client who wants to purchase foreign currency. Now, they can signal the currency purchase interest value, and receive a notification when the exchange reaches the desired value. These are just a few examples of technologies designed for our clients, bringing more autonomy and personalization to their daily lives and creating a relationship of harmony and loyalty.


Personalization of Notifications
Foreign Exchange – Quotation Alert
Account notifications

100% Client – **Always keeping the client at the center of strategic decisions, Bradesco continues to promote customer-centric and dedicates an exclusive area to the development of journeys and solutions that match the needs, desires and life experiences of each client**. Bradesco Experience (be.) works with almost 500 professionals, focused on promoting the best customer experience regardless of the interaction channel. It works with an end-to-end vision and an agile methodology in creating intuitive and personalized journeys, both in financial and non-financial services.

NPS

In 3Q22, the continuity in the construction of action plans based on the voice of the client and the intensification of engagement actions with the entire branch network enabled the delivery of solutions that brought relevant improvements especially in comfort and security for the client, such as, for example, the improvement of the journey and communication of transactions via Pix and the launch of the Invest+ application, which enabled the client to track his entire investment portfolio in a single place.

The results of the quarter demonstrate a consistent evolution in the recommendation index of clients, as a result of the consistent involvement of the bank's various business and strategic areas. Bradesco NPS among Retail clients grew by 18 p.p. between the last quarter of 2020 and the third quarter of 2022; it also grew by 17 p.p. among Prime clients. In addition, considering the same period, we have Checking Accounts, Cards and Investments with NPS increases of 9 p.p., 19 p.p. and 24 p.p., respectively.

Bradesco NPS | Base 100


Retail
100
118
4Q20
3Q22
Prime
100
117
4Q20
3Q22

Products NPS – Total for Individuals | Base 100


Checking Account
100
109
4Q20
3Q22
Cards
100
119
4Q20
3Q22
Investments
100
124
4Q20
3Q22

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

The NPS is strategic for the Bank and reaffirms our commitment to have the client at the center of all our decisions.

Digital Channels



34% of Loans Authorized through Digital Channels

R$81.2 bi +30% vs. 9M21

Individuals R$46.4 bi +26%

Around 80% through the **App (Mobile channel)**

Companies R$34.8 bi +35%

98% of transactions are made through **Digital Channels**

93% are carried out via **Mobile** and the **Internet**

70% of the account holders are **Digital**, With a growth of **3x** (9M22 vs. 9M20) in the number of accounts opened via the Bradesco App.

Expanding Digital Experience

By using Digital Channels more intensively, clients have become more demanding, prioritizing agility, security and customization. To meet this new profile and follow the growth curve of the use of our Digital Channels, we are expanding our operations in solutions and digital services.



Digital in Numbers

98% of **Transactions** are carried out through **Digital Channels**

93% are made via **Mobile** and the **Internet**

Mobile and Internet Financial Transactions
in billion



0.9
1.5
2.2
60%
49%
9M20
9M21
9M22

Growth of **64%** in **Mobile Financial Transactions Individuals and Companies** 9M22 vs. 9M21

Evolution of the rating of the App for Individuals in app stores



4.6
4.7
4.2
4.6
2021
2022

Source: Apple/Play Store

90% General satisfaction with the App

Digital Account holders
% in relation to the total number of Bradesco account holders



62.1%
66.8%
70.5%
4.7 p.p.
3.7 p.p.
Sept20
Sept21
Sept22

Increase of **5.1 million Digital Account Holders**

Account Openings on the App
In Million



0.7
1.3
2.0
84%
62%
9M20
9M21
9M22

Growth of around **3x** 9M22 vs. 9M20

+66% of Corporate accounts opened digitally 9M22 vs. 9M21

Loans authorized in the Digital Channels In R$ billion

Individuals



36.7
46.4
26%
53%
73%
9M21
9M22
% Participation of Digital Channels in the Bank

Companies



25.8
34.8
35%
9M21
9M22

Highlights – Individuals | 9M22 vs. 9M21

Personal Loans	Public Payroll	Private Payroll
27%	156%	12%

Highlight – Companies | 9M22 vs. 9M21

Factoring	Advance Payment to Suppliers	Advance on Receivables
21%	42%	145%

Expanding Digital Experience

Accompanying the digital acceleration, the Bradesco App presents the largest and most complete set of solutions on the market, with emphasis on increased sales via Mobile. Among all of Bradesco's digital platforms, BIA positions itself as one of the main channels of customer and non-customer relationships.

Mobile 9M22 vs. 9M21

Individuals

+121% **Issuing of Credit Cards** | in Qty.

+81% **Investments** Allocations in Investment Funds | in R$

+198% **Debt Renegotiation** | in R$

+629% **Pension Plans** | in R$

+121% **Insurance** | in R$

+82% **Capitalization Bonds** | in R$

Companies

+167% **Issuing of Credit Cards** | in Qty.

+128% **Investments** Allocations in Investment Funds and Bank Deposit Certificates | in R$

+47% **Consortia** | in R$

BIA

Multiplatform | BIA is where the client is

1.5 billion interactions since its deployment

27.8 million interactions
9M22

Mobile App for Individuals and Companies

+10%
9M22 vs. 9M21

WhatsApp

+81%
of mobile interactions are via **WhatsApp**

115.6 million interactions

33.6 million transactions
9M22

BIA contacts the client in cases of **suspected credit card fraud.**

Branches | **Fone Fácil** | **Ágora** | **Google Assistant** | **Amazon Alexa** | **Apple Business Chat**

In a country that loves to **speak and be heard...**


BIA, I would like to see my balance.

... BIA, Bradesco's virtual assistant, **listens, understands and helps Clients**

ÁGORA INVESTIMENTOS

Ágora, the investment house of Banco Bradesco, has a complete, open and independent investment platform, bringing a lot of technology, innovation, financial education, quality content and advice. It is dedicated 100% to individuals and companies, whether Bradesco clients or not, providing access to the financial market for all people. On our platforms via the website or App, clients find a modern Home Broker for access to the variable income market on B3 and *Tesouro Direto* (Government Bonds). With the curatorship in the selection of the best products on the market, we offer a wide range of investments with the best opportunities in fixed income, investment funds, COEs and private pensions, including access to investments abroad, bringing the most important institutions on the market together, in one place. Clients also have exclusive products and services, free courses, extensive market coverage with analysis and recommendations and plenty of content to make the best decision when investing.

The evolution of Ágora translates into numbers: there were 863 thousand clients at the end of the third quarter of 2022 with a growth of 22% over the same period of the previous year. Assets in custody, on the other hand, reached R$72 billion.


R$ billion
705.9
743.2
784.7
822.3
862.6
68.4
66.6
73.2
65.9
72.1
Sept21
Dec21
Mar22
June22
Sept22
Assets under Custody
Number of Clients (in thousands)

863
thousand clients

R$72 bi
Assets under Custody

Learn more about our **investment house**:

- **100% digital** registration and completely free;
- **More than 1,200** investment options gathered from over **130** market institutions;
- Products that are **exclusive and accessible to all**, with investments from R$1.00;
- **Complete, modern** and **intuitive** platforms;
- **Analysis, recommendations** and **content** with broad **coverage of the entire market;**
- **More than 50 free courses** for those who want **to start** or **specialize;**
- **Advice from experts** who understand the subject.

Exclusive programs and services


Ágora **Play**


Ágora **Cast**


Ágora **Academy**


ÁGORA Kids
Ágora **Kids**


Ágora **Universitário**


INVISTA
Invista Fácil Ágora


ÁGORA
TRADER
Ágora **Trader**


Ágora Visa **Infinite** credit card


Ágora **Plus**
(discounts and cashback)

Learn more about everything that happens in the market by visiting our social media.

next
Highlights

Open Finance: next has expanded the functionalities of the "My Finance" account aggregator on two fronts: in account viewing, with the display of loans and financing contracted on next and other institutions; and in the financial management, displaying personalized recommendations and tips for clients to better manage their resources.

next Application: We launched the advanced payment feature for credit card invoices the Recharge function on nextJoy App.

nextShop: In the quarter, nextShop added 41 new retailers, bringing the total to 122 sellers on the platform. The amount of items on sale also increased from 450 thousand to more than 620 thousand products.

Main indicators

Clients in millions


+77%
7.7
12.2
13.6
3Q21
2Q22
3Q22

78% are not Bradesco account holders

Total Traded Volume Base 100

Base 100


100
144
159
3Q21
2Q22
3Q22

Total traded volume grew by **59%** in the last 12 months

Loan Portfolio

Base 100


100
235
264
3Q21
2Q22
3Q22

The loan portfolio increased by **164%** in 12 months – an important business indicator for next.

digio
Tudo se transforma



Total Accounts
in millions


1.8
3.2
4.5
3Q20
3Q21
3Q22

Loan Portfolio
in R$ billions


2.0
2.5
3.1
3Q20
3Q21
3Q22

Traded Volume – Cards
in R$ billions


1.5
2.3
2.8
3Q20
3Q21
3Q22

Total Revenues
in R$ millions


167
220
259
3Q20
3Q21
3Q22

CAGR
+57% in total accounts (3Q22 vs. 3Q20)

+35% Traded Volume (3Q22 vs. 3Q20)

	digio	Uber Conta
iOS	4.6 out of 5	4.6 out of 5
Android	4.2 out of 5	4.8 out of 5



FGTS Birthday Advance Withdrawal: Launch of the new loan product with guarantee for our clients and partners (our external APIs enable you to sell the product on any channel).

The average monthly production is in the range of R$100 million.

Achievement of the RA1000 certificate on "Reclame Aqui" with an excellent achievement index (rating 8.4).

4.3 out of 5
First on Google My Business and one of the **top-rated digital banks on Consumidor.gov.**

Bitz


Bitz
elo
elo
Uber

17.1 MM

downloads since its release.
3.5 MM downloads in the 3Q22 alone.
A **123%** growth over the same period of the previous year.

New Onboarding: evolution of the journey of opening of accounts with reduction in the total time and simplification of steps, improving the customer experience and significantly increasing conversions.

Partnership with **Gerando Falcões** with the purpose of expanding the financial inclusion of Brazilians living in the favelas through the **320 NGOs** assisted by it.

Payment methods: Bitz Recently joined the largest electronic money transfer player in the Brazilian retail market, enabling it as a form of payment for more than 150 thousand properties and more than 400 thousand points of sale.

Accumulated Accounts Created
in millions


10.5
8.5
6.2
4.3
2.2
3Q21
4Q21
1Q22
2Q22
3Q22

27%

of the client base with transactions in the quarter.

It exceeded the average transactional frequency of the market, reaching **12.2 x/month** (in card use).

Traded Volume
Base 100


429
266
187
177
100
3Q21
4Q21
1Q22
2Q22
3Q22

Bradesco BAC Florida Bank is now **Bradesco Bank**

The Private and Wealth Management segment has grown significantly in 2022. The partnership and joint work with Private Brasil have generated approximately US$1 billion from client fundraising on September 30, 2022. The CAL (Clients Assets & Liabilities) of Brazilian and Latin American clients reached US$3 billion on September 30, 2022, representing a growth of 50% compared to the same period in 2021. Our strategy of expanding the supply of banking and investment products and services in the United States for high-income clients has proved to be the right one.

Since its implementation, more than 42.4 million keys have been registered. As a differential of Bradesco, transactional journeys are often studied to make them more fluid and with fewer clicks. For this reason, the transfer service has been revitalized and we are the only bank that redirects the client who has entered the incorrect QRCode or Random Key information to the correct flow without the need for user action. It is important to highlight that we were the first bank to insert the offer of digital protection insurance and credit linked to the Pix journey, where the offer is contextualized.

As one of the main promoters of Open Finance in Brazil, the Payment Initiation (Iniciação de Pagamento) was incorporated into Pix's journey, where the client can choose to make their transfer or payment at Bradesco or any other financial institution that is an account holder, to any recipient. This is the first case of use in Brazil using the complete Pix journey with Payment Initiation.

Open **Finance**

For us, Open Finance means even more customer focus. That's why we combined the benefits of the new ecosystem with our purpose of making life easier, bringing the best products, services and solutions, and were the pioneers in allowing our clients to make transfers via Pix using the balance of another financial institution where they are also account holders.

With this feature, we bring even more practicality and flexibility to the client, who does everything within the Bradesco App, in a simple journey. The novelty maintains the security of the client, who will give their authorization for each transaction, and will be released in the application gradually, starting with Individual clients.

Financial Manager: Still focusing on facilitating the financial management of the client, we developed a financial manager that consolidates the data from Bradesco accounts and cards and from other institutions. In a single place, the customer can access their balance information, limit, statement and loan operations with the monitoring of installments.
After sharing via Open Finance, Individual and Corporate clients can enjoy the functionality that will also bring other benefits, such as financial transaction tips. The "Meus Bancos" (My Banks) feature is available to Individual clients on the Bradesco App. Corporate clients can access "Meus Bancos" through the "Bancos da Empresa" (Company's Banks) feature on the App and Net Empresa.

9.2 MM users | **48.9 MM** accesses Up to September 2022 | Individuals + Companies

In **August 2022**, Bradesco entered into a **strategic partnership with Banco Votorantim** for the formation of an independent investment **manager**, which will have its **own brand**, to be defined.



51%

Bradesco, through one of its subsidiaries, will acquire **51% of the capital of BV DTVM,** which concentrates the management of third-party resources and the private banking activity of the BV bank.

The Company already holds: R$41 bi in assets under management **R$22 bi under custody** in private banking.

The Company will have autonomy in managing resources, with a highly specialized team, focused and aligned on achieving the best results for clients, as well as relying on the reputation and solid experience of its shareholders. With operations in the Brazilian market since 1999, the Company is the ninth largest real estate fund manager in ANBIMA's rankings of June 2022. In private banking, it offers customized financial and property solutions for high-income clients, and ranks ninth among the largest in the country.

Bradesco already has a wide and solid local asset management platform, with more than R$544 billion under management, and private banking, with more than R$380 billion under management, being the third and second largest manager in each segment, respectively. The completion of the transaction is subject to compliance with certain preceding, legal and regulatory conditions.

Bradesco buys the financial institution, **Ictineo Plataforma**



In August 2022, Bradesco announced the purchase, through its subsidiary Bradescard Mexico, of Ictineo Plataforma, a popular financial institution (Sofipo) that operates with Individuals in Mexico. The business will allow access to regulatory authorization to distribute new products and expand our performance to be similar to a digital bank in Mexico with the aim of gaining a more robust presence.

Bradescard Mexico is one of the leading consumer credit financial companies in the retail chain segment, but does not have a license to act on other financial business fronts, as it operates as a limited liability company in Mexico. The conclusion of the transaction is subject to the approval of the authorities in Mexico (CNBV – Comisión Nacional Bancaria y de Valores – National Banking and Securities Commission) and Brazil (Central Bank of Brazil).

Service Network

Bradesco Varejo (Retail)

A total of 2,522 branches, 996 business units, 3,625 service points, 656 electronic service points and 41,771 Bradesco Expresso (banking correspondent) units.

In addition, we offer our Digital Channels and thousands of self-service machines, providing full autonomy to customers to carry out banking transactions conveniently and securely, whenever and wherever they want.

Through the implementation of digital journeys, we are advancing in the offering of new solutions, always aiming to improve customer experience (Individuals and Companies), in addition to strengthening financial guidance as a pillar of banking inclusion throughout the country.

Bradesco Prime

This is the segment for high-income Individuals, operating throughout Brazil. The client has access to the full relationship model, with well-sought solutions based on their profile and position in life.

Its mission is to be the first bank option for clients, focusing on the quality of customer service and the offering of solutions that meet the clients' needs through specialized teams, in order to add value to shareholders and employees, according to professional and ethical standards.

Criteria to be a Bradesco Prime client include: a monthly income of R$15,000 or investments above R$150,000.

The main differentials offered include a relationship manager, investment advice for wealth management, Viva Prime Program (exclusive benefits and discounts on partner brands), Bradesco Prime Cashback (partial cashback on purchases with selected partners), a complete portfolio of credit cards, credit lines with special rates, international services and digital channels to access Bradesco Prime wherever you are, in addition to a unique platform for clients with a digital profile.

Bradesco Private Bank

It offers exclusivity and works side by side with clients to conserve and manage family wealth across generations, underscoring the increase of its international value proposition with Bradesco Bank and its subsidiaries.

Designing innovative solutions to meet the ambitions and the individual needs of each of our clients, we have a complete Wealth Management structure comprising everything from liquid and illiquid assets to the best vehicles and investment structures for the perpetuation of the family's estate.

Clients have access to a complete, open and differentiated platform, which offers investment options locally and internationally, in addition to exclusive funds, always counting on an experienced team of managers, economists, and advisors. In addition, they can access all of our business solutions, including Investment Banking, Loans, Insurance, Brokerage, Pensions, among others.

Currently, Bradesco Private Bank has 13 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nationwide presence, in addition to a foreign unit in Luxembourg, Bradesco Europe.

Bradesco Corporate

Bradesco Corporate, focused on both large and medium-sized enterprises, is responsible for serving business groups. With its offices located in the main financial centers and with a value proposition based on proximity and relationship, it offers customized services with a global reach and has a highly skilled team to fulfill all clients' needs through a wide portfolio of products, structured solutions and financial services.

Wholesale keeps digital transformation as a priority for the managers' journey, better customer experience and new business opportunities. Our four Corporate units are: Large Corporate, Corporate, Multi & Institutional Corporate and Corporate One. The segmentation within these areas observes concepts of revenues, sectoral and geographical aspects, among others.

Service Points and Clients

	Sept22	June22	Sept21	Sept22 x June22	Sept22 x Sept21
\\ Structural Information - Units					
Customer Service Points	86,366	84,074	82,668	2,292	3,698
- Branches	2,871	2,926	3,030	(55)	(159)
- Service Centers	3,625	3,645	3,838	(20)	(213)
- Electronic Service Centers	656	680	791	(24)	(135)
- Business Units	996	976	967	20	29
- Banco24Horas Network	17,083	16,689	15,950	394	1,133
- Bradesco Expresso (Correspondent Banks)	41,771	40,296	40,627	1,475	1,144
- Bradesco Financiamentos	19,292	18,790	17,392	502	1,900
- Losango	57	57	57	-	-
- Branches, Subsidiaries and Representation Office, Abroad	15	15	16	-	(1)
ATMs	47,490	48,029	51,538	(539)	(4,048)
- Onsite Network - Bradesco	23,354	24,149	27,434	(795)	(4,080)
- Banco24Horas Network	24,136	23,880	24,104	256	32
Employees	88,374	88,129	87,736	245	638
Outsourced Employees and Interns	10,414	10,423	11,265	(9)	(851)
\\ Customers - In million					
Total Customers (1)	76.8	75.5	72.5	1.3	4.3
Account Holders (2)	38.0	37.6	35.4	0.4	2.6
Savings Accounts	65.4	65.8	65.7	(0.4)	(0.3)

(1) It excludes overlap of clients; and **(2)** It includes salary accounts.

Main Products and Services in relation to the Market

% Bacen	Sept22	June22	Sept21
\\ Bank			
Demand Deposits	N/A	9.7	9.5
Savings Deposits	N/A	13.0	13.0
Time Deposits	N/A	14.4	15.4
Loans	11.9	12.2	12.4
Loans - Private Institutions	20.7	21.2	21.9
Loans - Vehicles Individuals (CDC + Leasing)	14.1	14.2	13.2
Payroll-Deductible Loans	15.6	15.7	16.5
Social Security Institute (INSS)	18.6	18.9	21.2
Private Sector	13.9	14.1	14.5
Public Sector	13.8	13.6	13.7
Real Estate Financing	9.4	9.6	9.7
\\ Consortia			
Real Estate	18.8 (1)	18.9	19.7
Auto	28.5 (1)	28.5	30.2
Trucks, Tractors and Agricultural Implements	19.9 (1)	21.0	18.2
\\ International Area			
Export Market	14.6	15.0	15.3
Import Market	8.0	7.9	10.2
\\ Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.5	22.8	22.5
Technical provisions for insurance, pension plans and capitalization bonds	22.3	22.5	22.9
Pension Plan Investment Portfolios (including VGBL)	22.8	22.7	23.5
\\ Anbima			
Investment Funds and Managed Portfolios	16.5	16.4	17.0
\\ National Social Security Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	30.9	31.1	31.7
\\ Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	22.2	22.4

(1) Reference date: August 2022; and **N/A** – Not available.

Main Indicators

Price/Income Ratio[1]

Indicates the possible number of years (fiscal) in which the investor would recover the capital invested based on the closing prices of common and preferred shares.


7.1
6.5
7.4
6.2
7.5
Sept21
Dec
Mar22
June
Sept

Price Ratio / Book Value per Share

Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


1.3
1.2
1.3
1.1
1.2
Sept21
Dec
Mar22
June
Sept

Dividend Yield (2) (3) – %

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by profit sharing.


5.5
5.3
4.5
6.5
3.2
3Q21
4Q
1Q22
2Q
3Q

(1) Recurring net income in 12 months; (2) Source: Economatica; and (3) Calculated by the share with the highest liquidity.

Recommendation of Market Analysts Preferred Shares – BBDC4

(13 reports were analyzed)

4	9
Keep	**Buy**

Market capitalization

192.6

R$ billion

In September 2022

Payout / Dividends and Interest on Shareholders' Equity


74%
40%
35%
44%
40%
15,863
R$ million
7,299
5,548
9,240
7,411
12M18
12M19
12M20
12M21
9M22
Dividends/Interest on Shareholders' Equity (1) - Gross
Gross Payout (2) - 12 months

(1) In 12M19, it considers R$8 billion of extraordinary dividends paid on October 23, 2019. In 12M21, it considers R$2.2 billion of complementary dividends/Interest on Shareholders' Equity paid on December 30, 2021. In 9M22, it considers R$2.0 billion of intermediate Interest on Shareholders' Equity paid on June 30, 2022; and (2) Calculated based on book net income after the legal reserve adjustment.

Trading Daily Average Volume


R$ million
928
522
406
1,223
734
489
1,586
1,089
497
1,834
1,138
696
1,577
895
682
2018
2019
2020
2021
Sept22
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4


279
194
Base 100
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Sept22
BBDC4
Ibovespa

Performance of the Bradesco Shares [1]

In R$	Sept22	June22	Sept21	Sept22 x June22	Sept22 x Sept21
Book Value per Common and Preferred Share	14.72	14.33	13.85	2.7	6.3
Last Trading Day Price – Common Shares	16.29	14.32	15.63	13.8	4.2
Last Trading Day Price – Preferred Shares	19.82	17.13	18.28	15.7	8.4

(1) Adjusted for corporate events in the periods.

Sustainability

Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

Strategy

Considering the main challenges and global trends of the agenda, we chose three main themes to intensify our performance and purpose.

Sustainable Business
Driving positive impact businesses that foster social and environmental development.

Climate Agenda
Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients concerning risks and opportunities.

Financial Citizenship
Promoting education and financial inclusion to leverage socioeconomic development.

Commitments

Goal – Allocate R$250 billion to sectors/activities with social and environmental benefits by 2025.

Net-zero – Aligning our loan and investment portfolios to achieve net-zero carbon emissions by 2050.

PRB Commitment to Health and Financial Inclusion – Accelerating actions for inclusion, health, and financial well-being.

100% of our structures are supplied by **renewable energy sources.**

We neutralized 100% of the greenhouse gas emissions (carbon equivalents) generated by our operations.

We **measured** the carbon emissions of **100% of our Corporate loan portfolio**.

Highlight in the quarter

In the third quarter of 2022, we continued to support companies that intend to generate a positive impact. In sustainable-linked loans alone, R$773 million were granted, linked to clients' environmental or social goals, such as recovery of degraded areas, biofuel production and expansion of diversity in leadership positions.

Until September 2022, 63% of the total resources allocated to the Sustainable Business goal had already been targeted.

Governance

We have a robust sustainability governance structure integrated with risk management and business.

The main decisions and the strategic direction are conducted by the Sustainability and Diversity Committee, composed of the Chairman of the Board of Directors, the Board Members, the CEO and the Executive Vice-President. This Committee is required to meet bimonthly and is advised by the Sustainability Committee, comprising several areas of the Organization.

Performance

Our ESG evolution is confirmed through performance mostly above the average for the industry in the evaluations of the main ratios and ratings, both nationally and internationally, such as Dow Jones, ISE, CDP, MSCI, among others.

Transparency and Disclosure

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, and we follow the recommendations of the TCFD in climate reporting.

For more information, visit the Report

(bradescori.com.br)

Additional Information

Investor Relations area – IR


bradesco
Investir em transparência: isso tem futuro.

Generating value means delivering financial income to our **stakeholders** based on resilience, robustness, and speed to fit our clients' needs.

Our relationship with investors is built in a clear and objective manner and through constant dialog with the market.

In the **third quarter of 2022**, we had:

185
Meetings and conference calls with the participation of **388 national and international investors of 223 funds**

8
Events, including 5 International Conferences (4 in person and 1 virtual), 2 national face-to-face conferences and 1 local non-deal road show

Through the Market Relations area (DRM), **we constantly disseminate information regarding the financial-economic performance of the Organization, as well as its governance structure, policies and practices.**


Integrado
2020

All this information is available on the **bradescori.com.br** website. There, we have **the Economic and Financial Analysis Report**, which provides an accurate analysis of corporate accounting, and the **Bradesco Integrated Report 2021**, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, we have a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge on the Bank, on the IR website is also possible to find:

- **Institutional videos** with messages from the Organization's Executives;
- Company **presentations**;
- Calendar of **events**;
- Regulatory **forms**; and
- Our **strategic positioning** and **operational management to face the Covid-19 pandemic**, in addition to their effects on the economy and on Brazilian society as a whole, among other corporate information.

Social Actions

Fundação Bradesco

It has been developing a broad socio-educational program for more than **65 years, which brings free and quality education to the whole country**.

With **40 of its own schools**, the Foundation **is present in all Brazilian states** and **Federal District**.

The prediction is that by 2022, **66,958 students** will have benefited from the operational fronts that comprise **Basic Education** (Child Education, Elementary and Secondary Education and Technical Vocational Education at Secondary Level), **Youth and Adult Education**, and **Initial and Continuing Education** courses, geared toward the creation of jobs and generating income.

The more than **40,000 Basic Education students will be provided with uniforms, school supplies, food and medical-dental care,** in addition to formal education.

R$1.0 billion to be invested in 2022

Through our e-learning portal "Escola Virtual" (Virtual School), **a total of 2.3 million students** will complete at least one of the several courses offered in the schedule and will also benefit from distance learning education (EaD).
In addition, another **7,000 students** will benefit from partnerships in projects and actions, such as educational and IT courses and lectures.


Chegou a hora de acreditar!

Ratings

Fitch Ratings

	Long-term	Short-term
Domestic Currency	**BB**	**B**
Foreign Currency	**BB**	**B**
National Scale	**AAA(bra)**	**F1+(bra)**

Viability: **bb**

Government Support Rating: **b+**

Moody's

	Long-term	Short-term
Domestic Currency Counterparty	**Ba1**	**NP**
Foreign Currency Counterparty	**Ba1**	**NP**
Deposits - Domestic Currency	**Ba2**	**NP**
Foreign Currency Deposit	**Ba2**	**NP**
National Scale	**AAA.br**	**ML- A1.br**

S&P Global

	Long-term	Short-term
Domestic Currency	**BB-**	**B**
Foreign Currency	**BB-**	**B**
National Scale	**brAAA**	**brA-1+**

Austin Rating

	Long-term	Short-term
National Scale	**brAAA**	**brA-1**

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, CNSP Resolution No. 432/21 establishes that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. The ASE is valued economically and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 526/22 establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). Until December 2022, the RC was equivalent to the highest value between the base capital (BC) and the solvency margin (SM), except for corporations that have opted for the early adoption of risk-based capital (RBC). In March 2020, Bradesco Saúde opted for the early adoption of the standard RBC model in the calculation of its RC.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Additional Information

Capital Management

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and in the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extreme adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the ICAAP Process (Internal Capital Adequacy Assessment Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.

We support Senior Management with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus meeting the determinations of the Central Bank of Brazil, pertinent to the activities of capital management.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

	Basel III Prudential Conglomerate				
In R$ million	Sept22	June22	Mar22	Dec21	Sept21
\\ Calculation Basis					
Regulatory Capital	156,322	152,504	152,490	150,236	141,773
Tier I	134,271	129,636	132,801	130,565	128,401
Common Equity	119,903	115,825	121,300	119,107	118,453
Shareholders' Equity	156,884	152,704	151,099	147,121	147,606
Non-controlling/Other	81	1,345	1,178	(27)	(341)
Phase-in arrangements	(37,062)	(38,224)	(30,976)	(27,987)	(28,812)
Additional Capital	14,368	13,811	11,501	11,459	9,948
Tier II	22,052	22,868	19,689	19,671	13,371
\\ Risk-Weighted Assets (RWA)	**988,412**	**974,639**	**972,604**	**953,326**	**933,991**
Credit Risk	900,057	890,743	890,984	873,737	846,972
Market Risk	9,016	8,641	6,738	7,995	15,425
Operational Risk	79,339	75,255	74,882	71,594	71,594
\\ Total Ratio	**15.8%**	**15.6%**	**15.7%**	**15.8%**	**15.2%**
Tier I Capital	13.6%	13.3%	13.7%	13.7%	13.7%
Common Equity	12.1%	11.9%	12.5%	12.5%	12.7%
Additional Capital	1.5%	1.4%	1.2%	1.2%	1.1%
Tier II Capital	2.2%	2.3%	2.0%	2.1%	1.4%

Selected Information – History

In R$ million (unless otherwise stated)	3Q22	2Q22	1Q22	4Q21	3Q21	2Q21	1Q21	4Q20	3Q20
\\\\ Income Statement for the Period									
Recurring Net Income	5,223	7,041	6,821	6,613	6,767	6,319	6,515	6,801	5,031
Net Interest Income	16,283	16,361	17,061	16,962	15,702	15,738	15,578	16,657	15,288
Client NII	17,527	16,947	15,818	14,779	14,054	13,471	13,225	13,219	12,794
Net Margin	10,260	11,634	10,982	10,496	10,696	9,984	9,318	8,651	7,206
Expanded ALL	(7,267)	(5,313)	(4,836)	(4,283)	(3,358)	(3,487)	(3,907)	(4,568)	(5,588)
Fee and Commission Income	8,856	8,976	8,611	8,864	8,756	8,412	8,067	8,717	8,121
Operational Expenses	(12,418)	(11,530)	(11,702)	(12,867)	(11,882)	(10,990)	(11,204)	(11,483)	(11,724)
Income from Insurance, Pension Plans and Capitalization Bonds	3,469	3,707	3,286	3,527	3,213	1,574	3,137	2,281	3,131
\\\\ Statement of Financial Position									
Total Assets	1,891,631	1,757,780	1,724,422	1,695,217	1,716,168	1,672,753	1,662,619	1,644,804	1,659,687
Securities and Derivative Instruments	774,733	755,927	727,793	749,981	766,619	749,516	735,796	693,467	683,060
Expanded Loans Portfolio	878,571	855,381	834,451	812,657	773,323	726,453	705,160	686,968	664,414
- Individuals	352,672	341,557	331,404	320,760	303,479	285,620	270,220	260,258	243,404
- Companies	525,899	513,824	503,047	491,897	469,844	440,833	434,940	426,711	421,010
Allowance for Loan Losses (ALL)	(50,334)	(48,790)	(47,149)	(45,236)	(44,624)	(44,401)	(46,030)	(45,339)	(44,894)
Total Deposits	593,579	570,305	551,231	578,955	568,367	550,476	542,927	551,353	526,540
Shareholders' Equity	156,884	152,704	151,099	147,121	147,606	146,488	144,240	143,703	137,461
Assets under Management	2,824,049	2,655,562	2,633,530	2,604,416	2,627,596	2,593,201	2,550,871	2,508,295	2,474,764
\\\\ Performance Indicators (%)									
Recurring Net Income per Share (in 12 month) - R$ (1)	2.41	2.56	2.49	2.46	2.48	2.31	2.08	1.83	1.81
Book Value per Common and Preferred Share - R$ (1)	14.72	14.33	14.18	13.80	13.85	13.74	13.53	13.48	12.90
Recurring Net Income per Share (1)	0.49	0.66	0.64	0.62	0.63	0.59	0.61	0.64	0.47
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.20	0.18	0.18	0.23	0.04	0.30	0.16	0.14	0.11
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.22	0.20	0.20	0.26	0.04	0.33	0.17	0.15	0.12
Annualized Return on Average Equity (2)(3)	16.3	18.0	18.0	18.1	18.3	18.2	18.7	14.8	12.9
Annualized Return on Average Assets (3)	1.4	1.6	1.6	1.6	1.6	1.5	1.6	1.2	1.1
Fixed Asset Ratio	24.8	26.0	26.8	25.9	29.4	29.6	29.9	30.1	33.1
Combined Ratio - Insurance (4)	89.2	91.2	90.5	90.9	95.8	95.8	88.0	95.5	86.0
Efficiency Ratio (ER) (5)(6)	44.8	44.7	45.6	46.0	45.4	45.7	45.3	46.3	47.2
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5)	78.7	80.5	80.9	81.0	82.4	82.4	81.1	80.6	79.3
Market Capitalization - R$ million (7)	192,620	168,272	196,132	171,480	187,419	231,006	222,092	226,778	165,343
\\\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)									
ALL / Loan Portfolio (%)	7.8	7.7	7.6	7.4	7.7	8.1	8.7	8.9	9.2
Non-performing Loans (> 60 days / Loan Portfolio) (%)	4.7	4.4	4.0	3.4	3.2	3.1	3.3	2.9	2.7
AA - C Rated Loans / Loans (%)	88.7	88.9	89.4	89.9	89.6	89.2	89.2	88.7	87.9
D-rated Loans / Loans (%)	3.1	3.1	3.2	3.2	3.6	3.8	3.3	3.6	4.2
E-H rated Loans / Loans (%)	8.2	7.9	7.4	6.9	6.8	6.9	7.5	7.7	7.9
D-rated loans	19,975	19,927	19,816	19,346	20,696	20,769	17,540	18,434	20,361
Provision for D-rated loans	4,339	4,163	5,614	5,461	5,852	5,834	4,749	4,901	5,386
Provision / D-rated loans (%)	21.7	20.9	28.3	28.2	28.3	28.1	27.1	26.6	26.5
D-H rated Non-Performing Loans	33,744	30,361	27,958	23,382	21,308	19,000	20,155	17,355	15,716
Total Provision / D-H-rated Non-performing Loans (%)	149.2	160.7	168.6	193.5	209.4	233.7	228.4	261.2	285.7
E-H Rated Loans	53,028	50,162	45,654	42,247	39,602	37,983	39,563	39,336	38,926
Provision for E-H rated loans	40,630	39,063	35,995	33,759	32,153	30,683	32,212	32,492	32,211
Provision / E-H rated loans (%)	76.6	77.9	78.8	79.9	81.2	80.8	81.4	82.6	82.8
E-H rated Non-Performing Loans	27,938	25,051	22,521	18,663	17,018	14,779	15,857	14,125	12,993
Total Provision / E-H-rated Non-performing Loans (%)	180.2	194.8	209.4	242.4	262.2	300.4	290.3	321.0	345.5
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	3.9	3.5	3.2	2.8	2.6	2.5	2.5	2.2	2.3
Coverage Ratio (> 90 days) (%)	200.7	218.1	235.4	260.9	296.9	324.7	349.8	402.8	398.2
Coverage Ratio (> 60 days) (%)	167.2	176.5	189.3	215.4	243.7	263.2	266.7	310.6	337.4

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Year-to-Date Recurring Net Income; **(4)** It excludes additional reserve; **(5)** In the last 12 months; **(6)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(7)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Consolidated Balance Sheet – Bradesco

R$ million	Sept22	June22	Sept21	Sept22 x June22	Sept22 x Sept21
\\ Assets					
\\ Cash and due from banks	**17,741**	**23,906**	**27,520**	**(25.8)**	**(35.5)**
\\ Financial instruments	**1,779,144**	**1,638,270**	**1,595,758**	**8.6**	**11.5**
Interbank investments	153,770	103,400	106,433	48.7	44.5
Compulsory deposits with the Brazilian Central Bank	114,280	85,451	88,007	33.7	29.9
Securities	753,652	730,769	728,682	3.1	3.4
Derivative Financial instruments	21,081	25,158	37,937	(16.2)	(44.4)
Loans	539,085	527,781	492,152	2.1	9.5
Other financial instruments	197,276	165,711	142,547	19.0	38.4
\\ Leases	**3,488**	**3,362**	**3,089**	**3.7**	**12.9**
\\ Provision for Expected Credit Loss Associated with Credit Risk	**(50,334)**	**(48,790)**	**(44,624)**	**3.2**	**12.8**
Loans	(48,162)	(46,249)	(41,882)	4.1	15.0
Leases	(45)	(50)	(63)	(10.0)	(28.6)
Other receivables	(2,127)	(2,491)	(2,679)	(14.6)	(20.6)
\\ Deferred tax assets	**91,088**	**90,621**	**86,395**	**0.5**	**5.4**
\\ Investments in associates and Jointly Controlled Entities	**2,997**	**2,958**	**2,091**	**1.3**	**43.3**
\\ Premises and equipment	**21,629**	**21,353**	**21,545**	**1.3**	**0.4**
\\ Intangible Assets	**44,093**	**42,680**	**43,142**	**3.3**	**2.2**
\\ Depreciation and Amortization	**(40,182)**	**(38,899)**	**(39,588)**	**3.3**	**1.5**
Premises and equipment	(13,041)	(12,666)	(12,134)	3.0	7.5
Intangible Assets	(27,141)	(26,233)	(27,454)	3.5	(1.1)
\\ Other assets	**25,014**	**25,634**	**24,046**	**(2.4)**	**4.0**
\\ Impairment of Assets	**(3,047)**	**(3,315)**	**(3,206)**	**(8.1)**	**(5.0)**
\\ Total	**1,891,631**	**1,757,780**	**1,716,168**	**7.6**	**10.2**
\\ Liabilities					
\\ Deposits and Other Financial Instruments	**1,336,012**	**1,215,206**	**1,200,042**	**9.9**	**11.3**
Deposits from banks	360,529	309,552	336,296	16.5	7.2
Deposits from customers	590,739	567,575	562,789	4.1	5.0
Securities issued	214,971	195,341	148,903	10.0	44.4
Subordinated debt	56,225	53,796	50,010	4.5	12.4
Derivative financial instruments	14,765	17,061	28,218	(13.5)	(47.7)
Other liabilities	98,783	71,881	73,826	37.4	33.8
\\ Provision	**353,219**	**345,419**	**325,546**	**2.3**	**8.5**
Insurance technical provisions and pension plans	316,560	307,819	289,111	2.8	9.5
Other reserves	36,659	37,600	36,435	(2.5)	0.6
\\ Deferred income tax	**6,222**	**6,012**	**6,046**	**3.5**	**2.9**
\\ Other liabilities	**37,689**	**36,818**	**35,315**	**2.4**	**6.7**
\\ Total liabilities	**1,733,142**	**1,603,455**	**1,566,949**	**8.1**	**10.6**
\\ Shareholders' Equity					
\\ Shareholders' Equity Attributed to Controlling Shareholders	**156,884**	**152,704**	**147,606**	**2.7**	**6.3**
\\ Non-controlling interest	**1,605**	**1,621**	**1,613**	**(1.0)**	**(0.5)**
\\ Shareholders' Equity Total	**158,489**	**154,325**	**149,219**	**2.7**	**6.2**
\\ Total	**1,891,631**	**1,757,780**	**1,716,168**	**7.6**	**10.2**

Consolidated Balance Sheet – Insurance

R$ million	Sept22	June22	Sept21	Sept22 x June22	Sept22 x Sept21
\\ Assets					
\\ Current and Long-Term Assets	**360,578**	**349,873**	**331,418**	**3.1**	**8.8**
Securities	342,890	332,819	317,963	3.0	7.8
Insurance Premiums Receivable	5,595	5,070	4,296	10.3	30.2
Other Loans	12,094	11,984	9,159	0.9	32.0
\\ Permanent Assets	**9,169**	**9,126**	**8,369**	**0.5**	**9.6**
\\ Total	**369,747**	**358,999**	**339,787**	**3.0**	**8.8**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**335,657**	**326,472**	**304,395**	**2.8**	**10.3**
Technical provisions for insurance, pension plans and capitalization bonds	316,560	307,819	289,111	2.8	9.5
Tax, Civil and Labor Contingencies	2,214	2,466	2,679	(10.2)	(17.4)
Payables on Insurance, Pension Plan and Capitalization Bond Operations	804	801	645	0.3	24.7
Other obligations	16,079	15,386	11,960	4.5	34.4
\\ Non-controlling Interest	**798**	**741**	**733**	**7.6**	**8.8**
\\ Shareholder's Equity	**33,293**	**31,785**	**34,659**	**4.7**	**(3.9)**
\\ Total	**369,747**	**358,999**	**339,787**	**3.0**	**8.8**

Analytical Breakdown of Statement of Income – Managerial vs. Recurring – 3Q22 vs. 2Q22

R$ million	Third Quarter of 2022				Second Quarter of 2022			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
\\ Net Interest Income	**17,187**	**(904)**	**-**	**16,283**	**20,003**	**(3,642)**	**-**	**16,361**
Expanded ALL	(5,970)	(1,297)	-	(7,267)	(6,370)	1,057	-	(5,313)
\\ Gross Income from Financial Intermediation	**11,217**	**(2,201)**	**-**	**9,016**	**13,633**	**(2,585)**	**-**	**11,048**
Income from Insurance, Pension Plans and Capitalization Bonds	2,009	1,460	-	3,469	1,748	1,959	-	3,707
Fee and Commission Income	8,806	50	-	8,856	8,921	55	-	8,976
Operating Expenses	(13,220)	790	12	(12,418)	(12,397)	897	(30)	(11,530)
Personnel Expenses	(6,031)	(188)	-	(6,219)	(5,553)	(165)	-	(5,718)
Other Administrative Expenses	(5,569)	(4)	-	(5,573)	(5,357)	1	12	(5,344)
Other Operating Income / Expenses	(1,621)	983	12	(626)	(1,486)	1,061	(42)	(468)
Tax Expenses	(1,891)	(41)	-	(1,932)	(1,802)	(128)	-	(1,930)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	56	-	-	56	79	-	-	79
\\ Operating Income	**6,977**	**58**	**12**	**7,047**	**10,182**	**198**	**(30)**	**10,350**
Non-Operating Income	69	20	-	89	92	(79)	-	13
Income Tax / Social Contribution and Non-controlling Interest	(1,835)	(78)	-	(1,913)	(3,199)	(119)	(4)	(3,322)
\\ Net Income	**5,211**	**-**	**12**	**5,223**	**7,075**	**-**	**(34)**	**7,041**

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; and in the 3Q22, it contemplates the relocation, in the amount of R$2,788 million (R$1,967 million in the 2Q22) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and **(3)** It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Analytical Breakdown of Statement of Income – Managerial vs. Recurring – 9M22 vs. 9M21

R$ million	9M22				9M21			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
\\ Net Interest Income	**59,523**	**(9,818)**	**-**	**49,705**	**55,722**	**(8,704)**	**-**	**47,018**
Expanded ALL	(19,153)	1,737	-	(17,416)	(11,159)	407	-	(10,752)
\\ Gross Income from Financial Intermediation	**40,370**	**(8,081)**	**-**	**32,289**	**44,563**	**(8,297)**	**-**	**36,266**
Income from Insurance, Pension Plans and Capitalization Bonds	5,403	5,058	-	10,461	3,730	4,193	-	7,924
Fee and Commission Income	26,276	167	-	26,443	25,007	228	-	25,235
Operating Expenses	(39,001)	3,328	24	(35,649)	(39,959)	5,091	794	(34,075)
Personnel Expenses	(16,926)	(512)	-	(17,438)	(15,236)	(387)	-	(15,623)
Other Administrative Expenses	(16,007)	(5)	12	(16,000)	(15,060)	1	-	(15,059)
Other Operating Income / Expenses	(6,068)	3,845	12	(2,211)	(9,664)	5,477	794	(3,393)
Tax Expenses	(6,009)	47	-	(5,962)	(5,562)	(11)	-	(5,573)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	157	-	-	157	102	-	-	102
\\ Operating Income	**27,196**	**519**	**24**	**27,739**	**27,882**	**1,203**	**794**	**29,879**
Non-Operating Income	547	(95)	(349)	103	(117)	(79)	-	(196)
Income Tax / Social Contribution and Non-controlling Interest	(8,447)	(425)	115	(8,757)	(8,990)	(1,124)	33	(10,081)
\\ Net Income	**19,295**	**-**	**(210)**	**19,085**	**18,775**	**-**	**827**	**19,602**

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; and in the 9M22, it contemplates the relocation, in the amount of R$4,877 million (R$3,365 million in the 9M21) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and **(3)** It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

The reconciliation of the Shareholders' Equity and Net Income related to September 2022 is shown below:

Attributed to the controlling shareholders	Shareholder's Equity		Net Income	
R$ million	Sept22	Dec21	9M22	9M21
\\ BRGAAP	**156,884**	**147,121**	**19,295**	**18,775**
ALL	(359)	(1,074)	595	(463)
Technical provisions	269	(442)	711	(97)
Business combination	4,381	4,240	140	562
Other	185	(68)	(543)	(1,566)
\\ IFRS	**161,360**	**149,777**	**20,198**	**17,211**
\\ IFRS vs. BRGAAP Difference	**4,476**	**2,656**	**903**	**(1,564)**

Main Adjustments

Expected Loss on Financial Assets

It contemplates: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

Technical Provisions

It comprises, in particular, the difference in SUSEP Standard No. 543/16 which determined the use of the effects of the mark to market of the guaranteeing assets which, classified as held until maturity, were part of the value necessary to complement the technical provisions, as established in the Liabilities Suitability Test (TAP), event that does not occur for IFRS 4.

Business Combinations

For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

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Independent Auditor's Report

Limited assurance report of independent auditors on the process of compiling and presenting interim supplementary consolidated accounting information included in the Results Management Analysis Report

To
Shareholders and the Board of Directors of
Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the process of compilation and presentation of the consolidated supplementary financial information of Banco Bradesco S.A. as at September 30, 2022 and for the nine-month period then end, in the form of limited assurance conclusion based on our work, described in this report, we are not aware of any facts the that lead us to believe that the process of compilation and presentation of the consolidated supplementary accounting information included in the Results Management Analysis Report is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information" paragraph presented in this report.

Responsibilities of the Management of Bradesco

Bradesco's Management is responsible for the process of compilation and adequately presenting the consolidated supplementary accounting information included within the Results Management Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the process of compilation of the consolidated supplementary accounting information included within the Results Management Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether we did not become aware of any fact that could lead us to believe that the process of compilation and presentation of the consolidated supplementary accounting information included within the Results Management Analysis Report are not in accordance, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the process of compilation and presentation of the consolidated supplementary accounting information included within the Results Management Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Limited assurance report of independent auditors on the process of compiling and presenting interim supplementary consolidated accounting information included in the Results Management Analysis Report

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequently, we do not express neither an audit opinion nor a reasonable assurance over the process of compilation and presentation of the supplementary accounting information included within the Results Management Analysis Report.
Our conclusion does not contemplate aspects related to any prospective information contained within the Results Management Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations, and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed in the Results Management Analysis Report for the nine-month period ended September 30, 2022 were compiled by the Management of Bradesco, based on the information contained in the consolidated financial statements as of September 30, 2022 and the accounting information adjusted to criteria described in Note 34 of such consolidated financial statements, in order to facilitate additional analyzes, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion was based on and limited to the matters described in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process for compiling and presenting the supplemental financial information included in the Results Management Analysis Report, in all material respects, in accordance with the information referred to in the paragraph "Criteria for preparing the consolidated supplementary accounting information".

São Paulo, November 8th, 2022

KPMG

KPMG Auditores Independentes Ltda
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

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Financial Statements

3Q22

bradesco

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the third quarter of 2022. We follow all accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

ECONOMIC COMMENT

The economic activity maintained the resilience in this third quarter, while showing incipient signs of loss of traction. The labor market follows the vigorous performance of income and hiring. We forecast a GDP growth of 2.7% this year and 0.5% in the next. The fall in the unemployment rate will continue to sustain household consumption in 2023, in a context in which the domestic demand has been resilient. The restrictive monetary policy and the global environment, however, will contribute to the slowdown of the activity.

In addition to short-term deflations, service inflation has gradually shown a more benign behavior. As a result, the IPCA is expected to close this year at 5.7%. For 2023, we project the inflation to fall to 4.9%. Therefore, the Central Bank of Brazil chose to maintain the Selic rate at 13.75%, ending the cycle of interest rate rise. The signaling of the Central Bank of Brazil is compatible with interest cuts in mid-2023, leading the terminal rate to 11.75% next year.

Risks related to the global economy have intensified. The greater magnitude and duration of monetary tightening in developed economies, the escalation of the conflict in Eastern Europe and the expectation of recession ahead increased the level of uncertainty and volatility of assets. In addition, economic activity shows signs of deceleration. Inflation control will continue to demand a restrictive monetary policy this and next year. The performance of central banks will continue to be the determining factor for asset prices and expectations.

HIGHLIGHTS FOR THE PERIOD

In August 2022, we communicated that we entered into a strategic partnership with Banco Votorantim S.A. for the formation of an independent investment manager, with its own brand to be defined yet. In the transaction, through one of its indirect subsidiaries, we will acquire 51% of the capital of BV DTVM that concentrates the management of third-party resources and the private banking activity of the BV bank. The agreement is subject to the compliance with certain preceding, legal and regulatory conditions.

In September 2022, the Strategic Committee was created, with the purpose of supporting the Board of Directors in the performance of its tasks related to the strategic management of the Company. The committee has its own rules of procedure (available on the Bradesco IR website) and consists of five members of the Board of Directors, being coordinated by Mr. Alexandre da Silva Glüher.

STRATEGIC FOCUS

Our business strategy is focused on meeting the expectations of clients, while understanding their needs and life cycle and increasing their satisfaction by means of an experience of excellence in all its interactions with the Bank. Based on this reflection, we structure our strategy on four large pillars that support the corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society.

Clients – our inspiration: Our goal is to contribute to the achievements of our clients through a service of excellence focused on their needs and objectives, promoting the best experience and a relationship of trust and respect. Having the client as the center of our strategy, we have developed several actions to improve our knowledge of behavior, needs and goals, adding value to each moment and interaction. Through the use of data intelligence and complete business solutions, we offer contextualized offerings according to the client's profile and moment of life. All in a pleasant and complete experience, integrating journeys of excellence and processes supported by new real-time decision technologies.

Digital Transformation – how we do: We have digital mentality and behavior to be simple, efficient, agile, connected and innovative. In a context of strong digital transformation, we want to make our customer experience even more fluid, practical and safe. Our management of expenses was highlighted in the strategy, contributing with actions and projects aimed at optimizing the use of channels and reducing the cost of providing services, in the continuous pursuit of efficiency. We seek to maximize value from the client's perspective through a culture focused on continuous improvement, excellence and data use for decision making.

People – our team: We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people. We seek to enhance our professionals' essential and life-changing competencies in order to make our corporate strategy feasible. We have an organizational culture based on ethics, transparency and respect for people, and we invest to have an innovative, challenging, and plural environment.

Sustainability – made to last: Our focus is to be agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a sustainable and diversified manner seeking the best balance between risk and return through a robust capital structure and liquidity. We are committed to managing the socio-environmental and climate risks related to our business and to supporting sectors, activities, projects and assets that have positive socio-environmental impacts. The commitments made and the results of our performance in diversity and inclusion reinforce our belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are important drivers for us, because through them we impact and change the lives of thousands of Brazilians. Ethical and transparent performance permeates our values. It is part of our purpose to contribute to the sustainable development of society, and we work to ensure that our Organization is prepared for the challenges that will be imposed by a low-carbon and inclusive economy.

HIGHLIGHTS

BOOK NET INCOME AND ROAE


17,5%
16,5%
R$ billion
18,8
+3%
19,3
3Q21
3Q22
Book Net Income
ROAE

SHAREHOLDERS' EQUITY


R$14,72
R$13,85
156,9
R$ billion
147,6
+6%
Sep21
Sep22
Shareholders' equity
Book Value per Share

INTEREST ON SHAREHOLDERS' EQUITY/DIVIDENDS **R$7.4 bi** (gross)

R$5.7 bi – supplementary

R$1.7 bi – monthly

EARNINGS PER SHARE

R$1.73 IN COMMON SHARES **R$1.90 IN PREFERRED SHARES**

BASEL RATIO **15.8%**

MARKET VALUE **R$192.6 bi**

EXPANDED LOAN PORTFOLIO

R$878.6 bi (+14% in 12M)

LARGE CORPORATES: **R$351.3 bi** (+14% in 12M)

INDIVIDUALS: **R$352.7 bi** (+16% in 12M)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$174.6 bi** (+8% in 12M)

ALLOWANCE FOR LOANS

R$50.3 bi (+13% in 12M)

TOTAL DEPOSITS

R$590.8 bi

(+5% in 12M)

Time Deposits – R$404.4 bi (+9% in 12M)
Savings Deposits – R$132.8 bi (-3% in 12M)
Demand Deposits – R$51.9 bi (-2% in 12M)
Interbank Deposits – R$1.6 bi (-63% in 12M)

SECURITIES

R$703.5 bi

(+3% in 12M)

Available-for-Sale Securities – R$318.8 bi (-6% in 12M)
Trading Securities – R$280.5 bi (+8% in 12M)
Held-to-Maturity Securities[1] – R$104.2 bi (+24% in 12M)

[1] As provided for by Article 8 of Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

100% CLIENT

We are establishing an even closer and more genuine relationship with our customers, so our focus will remain to meet their goals, desires and needs. This is a movement that is in line with our motto "among us, you come first". And, to achieve this goal, we consider their profile, life moment and behavior – inside and outside Bradesco –, during the development of products and services.

For this purpose, we combine the voice of the client with the use of metrics such as NPS and data intelligence. This way, we get to know each client even better so that we can provide solutions that are consistent with their goals and facilitate their daily lives. Our solutions use the expertise of the Customer Experience (CX) department, responsible for measuring the data, building and optimizing the journeys, in addition to monitoring indicators through quantitative and qualitative research. An example of this work was the implementation of the new subhome of cards on the App, a solution that boosted the number of accesses to the tab since the deployment. The journey of capturing client feedback on the Bradesco App was also restructured, in order to generate even more insights aimed at improving the experience.

Another innovation includes BIA, our Artificial Intelligence, which was pioneeringly launched in 2016. Seeking to bring even more usability and security to our clients, we transformed it into a channel for security message alerts. Through WhatsApp, BIA contacts the client in cases of suspected credit card fraud. The novelty, deployed in early October and initially available only to Individual clients, brings BIA even closer to the client, bringing more security and speeding up communication and manifestation in cases of suspected fraud.

Both innovations are examples of the constant work carried out by Bradesco Experience. Responsible for promoting the best experience to clients in all interaction channels, it is a team composed of specialized professionals with an end-to-end vision in creating complete, intuitive and customized journeys, including for non-financial services. To ensure resilience to our channels and agility in building journeys, we have also strengthened our cloud structure.

In late September 2022, our base was composed of 76.8 million clients.


COMPANIES
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Múltis & Institutional1
Companies and Business
Up to R$ 50 mi
Private Bank
≥ R$5 mi
Exclusive
R$4,000 to R$14,999.99
$40,000 to R$149,999.99
≥ R$15,000
≥ R$150,000
Prime
Classic
≤ R$4,000
Non-account holders2
INDIVIDUALS
Monthly Income
Annual Billings
Investiment

1 – Asset Management, Pension Funds and Securities Brokers; and

2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

SERVICE STRUCTURE

By offering practical and secure services in all segments we operate, we maintain a large and modern network of Customer Service, which is constantly updated, throughout Brazil and also in strategic locations abroad. In the first nine months of 2022, the Network comprised 86,366 points, among them, 2,871 are branches and 47,490 are ATMs.

DIGITAL CHANNELS

Understanding the new profile of clients, increasingly digital and autonomous, we will continue to expand our performance in digital solutions. From January to September 2022, 98% of the transactions were carried out by Bradesco's Digital Channels, with emphasis on the Bradesco App (Individual and Company), which showed a 64% increase in financial transactions compared to the previous year. Our Digital Channels include customer service, products and other services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for Bradesco clients.

ACCESSIBILITY

In almost 80 years of history, our purpose to make our clients' lives easier escalates more and more. Twenty-four years ago, we started a transformation movement with the implementation of several solutions such as the launch of accessible ATMs, an exclusive Call Center (SAC) for people with hearing disabilities and the development of accessible marketing campaigns. Increasingly addressed and supported by new technologies, the theme continues to receive the dedication deserved by means of projects and actions focused on the connection with communities, the empowerment and the minimization of barriers to access information, banking and digital inclusion. For us, accessibility is synonymous with respect and inclusion.

DIGITAL PLATFORMS

Currently, we have 11 large Digital Platforms serving clients of the Exclusive and Prime segments. The clients, depending on their relationship profile, can migrate to use the remote managed assistance, via Telephone/Corporate WhatsApp/Email/Video Call. At the end of the period, we served 901,304 clients – 710,000 clients in Exclusive and 191,304 clients in Prime. We also have the Bradesco Private Bank Digital Branch, serving 18,248 clients in this segment.

NEXT

The ecosystem of next offers financial and non-financial services, including the checking account, credit and debit card, investments and loans, insurance, account for children and teens (nextJoy account, in partnership with Disney), discounts and offers at nextShop, exclusive benefits on the Mimos (gratuities) hub and integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets.

In Open Finance, next has the "Minhas Finanças" ("My Finance") functionality, which allows the client to view, in a consolidated manner, their information about checking account, credit cards and loans from various institutions participating in the system, in addition to personalized recommendations and tips for the client to better manage their finances.

In the third quarter of 2022, it reached the mark of 13.6 million clients – a growth of 77% in the last 12 months.

BITZ

Bitz is a free digital account of Grupo Bradesco, with more than 10 million clients. With Bitz, you can do Pix, pay bills, bank payment slips, cell phone top-up, have a daily remuneration of 100% of CDI on the account balance, to obtain a credit card from the Elo Flex brand with no annual fee and with numerous benefits and make purchases over the Internet using the virtual card generated on the App itself and also earn cashback on the digital account itself. In addition, Bitz joined the largest electronic money transfer player in the Brazilian retail market, enabling it as a means of payment for more than 150 thousand commercial

establishments and more than 400 thousand points of sale. Recently, a partnership was signed with Gerando Falcões with the purpose of expanding the financial inclusion of Brazilians living in the favelas (shantytowns) through the 320 NGOs assisted by it.

DIGIO

Digio is a multiple digital bank focused on Individuals. The Bank's product portfolio includes credit card, personal loan developed to be distributed in own and third-party channels, INSS payroll-deductible loan, anticipated FGTS Anniversary Withdrawal and 100% digital payment account. In addition to financial products, it is possible to purchase on the App: cell phone top-up, insurance, dental plan, cashback, e-gift, discounts, etc.

Digio closed the third quarter of 2022 with 4.5 million total accounts, recording a growth of 43% over the same period in 2021.

INTERNATIONAL OPERATION

We have a team of specialists in Brazil and abroad to act on the foreign exchange, export, import, financial transfer and foreign trade finance market.

Abroad, we have 2 Branches, 11 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Bradesco Bank is positioned to meet the demand of Brazilian and Latin American clients who wish to diversify their equity in the global market by offering investment, banking and financing solutions.

BRANCHES	
New York Grand Cayman	Banco Bradesco S.A.

REPRESENTATIVE OFFICE	
Hong Kong	Banco Bradesco S.A.
Guatemala	Representaciones Administrativas Internacionales

SUBSIDIARIES

Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxemburg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco Bank Bradesco Investments Bradesco Global Advisors

MAIN PRODUCTS AND SERVICES

bradesco seguros

Sept22 (R$ million)

Net Income	Shareholders' Equity	Securities	Revenue from Insurance Premiums, Pension Contributions and Capitalization Bonds
4,902	33,293	342,890	70,908
Return on Average Equity (ROAE)	**Total Assets**	**Indemnities, Draws and Redemptions Paid**	**Technical Provisions for Insurance, Pension Plans and Capitalization Bonds**
18.6%	369,747	58,667	316,560

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which made it reach the market leadership in Brazil and Latin America.

This solid path has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto Insurance.

We have Life Insurances, Health and Dental Plans, Capitalization Bonds, Private Pension Plans, and Property and Casualty Plan, which include Home and Property Insurance for Individuals and Companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

CARDS

We have the most complete solution line of means of payment in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we serve the Mexican market, operating as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country. In August 2022, we announced the acquisition of Ictineo Plataforma, a financial institution focused on individuals, and the completion of the transactions is subject to approval by the Mexican (CNBV – *Comisión Nacional Bancaria y de Valores*) and Brazilian (Central Bank) authorities.

We are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company whose investments include Alelo (benefit cards and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (brand), and Veloe (mobility and tolls company).

R$218.6 billion in card transactions in the period. **R$6.7 billion** in Fee and Commission Income.

LOAN OPERATIONS

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are in full operational capability. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

- **Agribusiness:** we are featured among the biggest financiers in agribusiness, with offers and solutions for the development of production. We participate in the eight largest fairs in the sector and keep agreements with several partners of the Productive Chain and with the main manufacturers of agricultural tools of the country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;
- **Special Business:** leader in BNDES (Brazilian National Bank for Social and Economic Development) onlendings, market leader in leasing, largest guarantee portfolio in the market and market leader in advance payments to suppliers;
- **Real Estate Financing:** we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitizing of processes made through real estate partners through APIs. We have real estate platforms, with coverage throughout the national territory;
- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and
- **Individuals (mass-market):** all personal loans, payroll-deductible loans, vehicle and revolving credit lines enable us to keep transforming our customer experience through the modernization of commercialization and after-sales journeys. Highlights for the massive use of algorithms and advanced analytics, by mapping clients' needs in real time, to respond with the best product and the best business conditions considering the moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the period:

R$ billion	Sep22	Sep21	Variation %
Consumer Financing	**247.0**	**209.0**	**18%**
Payroll-deductible Loans	88.3	82.5	7%
Credit Card	65.8	47.4	39%
Personal Loans	57.2	48.0	19%
CDC / Vehicle Leasing	35.7	31.0	15%
Real Estate Financing	102.3	91.5	12%
Rural Loans	37.5	30.2	24%
BNDES/Finame Onlendings	15.4	15.7	-1%
Working Capital	152.4	142.0	7%
Foreign Trade Finance	51.9	61.8	-16%
Sureties, Guarantees and Securities	194.8	164.7	18%
Other	77.3	58.4	32%
\\ Expanded Loan Portfolio	**878.6**	**773.3**	**14%**

CONSORTIA

Our clients, being account holders or not, have the full portfolio of products and services of Bradesco Consórcios (Consortia). We have an integrated base for marketing solutions in synergy with the Branches and Digital Platforms, reaffirming the active presence in the segments of movable and immovable assets.

R$25,9 billion in revenues in the first nine months of the year, resulting in a total portfolio of **R$98.9 billion.**

R$1.6 billion in Fee and Commission Income

1.6 million active quotas, totaling **490.6 thousand** new quotas sold in the period.

INVESTMENT BANK

We advise our clients on the primary and secondary issuing of shares, merger transactions, purchase and sale of assets and companies; and the structuring and distribution of debt instruments, structured corporate finance operations and projects under the modality of Project Finance. Our Global Markets area is responsible for the securities and for the institutional client relationship, covering varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico City, New York, London and Hong Kong.

ASSET MANAGEMENT

Representing us in the market of fund management and managed portfolios, we have Bradesco Asset Management, one of the leading companies in the industry, with operations in several products and investment solutions for all client profiles. It serves multiple segments of Individuals and Companies, including Institutional Investors in Brazil and abroad, and Family Offices, ensuring the highest standard of quality in services.

R$658.6 billion in investment funds and managed portfolios under management in the period.

ÁGORA INVESTIMENTOS

Ágora, the investment house of Banco Bradesco, has a complete, open and independent investment platform. It is the only broker on the market dedicated to non-institutional Individuals and Companies, whether Bradesco clients or not, allowing access of all people to the financial market. In our house, clients find a modern Home Broker for access to the variable income market on B3 and *Tesouro Direto* (Government Bonds). Through curatorship, we selected the best products on the market and offer a wide range of investments with more than 1,200 options, bringing together more than 130 institutions in a single environment. Ágora clients have personalized advice from specialists who understand the subject, access to a lot of content, information, analysis and recommendations made by renowned market analysts, all to make the best decision when investing.

Whether via the website or Ágora App, the client has a 360º view of the portfolio, daily follow-up of the valuation of its investment portfolio and a wide grid for investments with more than 600 options in public and private fixed income, *Tesouro Direto* (Government Bonds), more than 260 investment funds from renowned market managers, COEs, LIGs, diverse public offers, besides private pension. Clients also have exclusive services for their investment journey: paid custody where, by joining the service online, they have access to the best rates in the market for share lease remuneration; income tax calculator that facilitates the calculation of earnings and the issuance of DARF for variable income operations; advanced trading terminals for investors seeking more performance and tools to enhance their stock exchange operations and, in addition, it also provides the Invista Fácil Ágora consisting of five funds mirroring its recommended stock portfolios (*Carteira Arrojada*, Top 10, Small Caps, *Dividendos* and Top Green), classified by S&P-Standard & Poor's, allowing access to all investors to the variable income market, with investment in funds from R$1.00. It is the only broker in the country to offer this solution to the investor.

The Ágora Client also has the credit card Ágora Visa Infinite, which grants 1% of Investback on purchases made and a 50% discount on brokerage fees via home broker, as well as exclusive benefits of Bradesco Cartões (Cards) and of the Visa brand. It also has at its disposal the partnership with Veloe, with exclusive conditions for contracting the vehicle tag with exemption of monthly fees, being the first broker in the country to provide this service. In the third quarter of this year, it launched Ágora Plus, exclusive space for Ágora clients that offers discounts and cashback (in digital voucher format) in dozens of partner stores and finally, has partnered with Bradesco Invest US, allowing its client to make investments directly abroad.

Through the channels Ágora Play and Ágora Cast, clients have daily lives and podcasts, content, information, analysis, update recommendations and by Ágora Insights, the largest coverage of company

analysis, covering more than 140 companies listed on the stock exchange.

Reinforcing our commitment to democratize access to financial education, the Ágora Academy was implemented, a platform that brings together the best business schools in the country, with more than 90 courses, 50 of them free and all certified, also bringing preparatory and specialization courses in the financial market, including even post-graduate and MBA courses.

With Ágora, the client finds at its disposal a complete investment platform, customized service, contents, products and exclusive services gathered in one place, which provides a different experience, with comfort, security and the soundness of one of the largest financial institutions on the market

BROKER

Through Bradesco Corretora, we exclusively serve the institutional segment, covering investors domiciled in Brazil, the USA, Europe and Asia.

Bradesco Corretora aims to mediate the purchase and sale of shares, future commodity contracts, financial assets, indexes, options, share leases, swaps, fixed-term contracts in the primary and secondary markets, negotiations on the B3 and in the organized over-the-counter market.

It offers a comprehensive investment analysis service, covering the main sectors and companies of the Latin American market, through a team composed of 29 industry analysts. It also has its own teams of economists and fixed-income analysts.

INVESTMENTS

We have a complete investment platform that aims to provide the client with differentiated investment advice, in a face-to-face and remote manner, contemplating all the products of Banco Bradesco, including Bradesco Asset Management (BRAM), Ágora Investimentos, Treasury and Bradesco Previdência, considering the moment of life, need and profile of the client.

The investment advice service has a team of investment experts, in addition to the assistance of branch network managers. Clients also benefit from the recommended portfolios, which combine a diversity of financial products and are established monthly based on the client profile and the domestic and international market perspectives.

MISCELLANEOUS SOLUTIONS

CAPITAL MARKET

Through modern infrastructure and specialized professionals, we provide a broad range of solutions and services for the capital market, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

CASH MANAGEMENT

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 55 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

PRODUCTS AND SERVICES FOR THE PUBLIC SECTOR

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.5 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have nine Specialized Platforms to assist Governments, State Capitals, Courts, Chambers, Public Prosecutor's Offices, Public Defender's Offices, and the Brazilian Municipalities with the highest GDP. We also have 35 Platforms serving other Municipalities and Bodies. Find out more on bradescopoderpublico.com.br.

TECHNOLOGY AND INNOVATION

Bradesco remains firm in the strategy of Customer-centricity, and increasingly accultures and empowers its team in the philosophy of serving in an agile, humane and personalized way the 76,8 million clients with different stories, styles and moments of life. And for each one, we seek to offer an exclusive bank.

The client today is more digital than ever. They have become accustomed to technology and, with wide access to information, invest their own money, manage their finances, make payments quickly and integrate their financial life with other demands of their daily life. At Bradesco, digital operations already account for 98% of total transactions, including the 13.6 million clients of next, 10.5 million of Bitz and 4.5 million of Digio; of the loans released, 34% are through Digital Channels.

With the advancement of Cloud Computing, we boosted the service to make it faster and more efficient. The model offers digital readiness and scalability for the development of innovations, in addition to supporting the growing volume of digital businesses, both at Bradesco and in interactions between the Bank, its clients and the market. With a target of 75% of digital channel transactions in Cloud by 2025, partnerships are already in progress, and in this sense, Microsoft Azure was chosen for the next steps in this migration journey.

The Cloud corroborates with our digital ecosystems, innovating business models with partners that can generate value – considering financial and non-financial services, as well as enhancing the use of other technologies, such as artificial intelligence – integrated into projects, such as Brain and CRM, and the novelties, with their potential additions, like Metaverse and 5G.

On this subject, on July 6 of this year the operation began in Brazil, a pioneer in testing in Latin America. Already on the first day, we put the branches Península Sul and Esplanada dos Ministérios in production at the frequency "5G AS puro" released by Anatel. And the first Brazilian bank branches to operate with 5G have proven excellent results: more agile transactions, especially in file exchange, where higher bandwidth and lower latency are required.

Mobility scenarios will be the most favored by technologies like this, and Mobile is already the preferred channel of the client, precisely because it provides the convenience of keeping at hand everything they need at any time and place. Thus, we invest in this trend continuously, evolving the usability of the Bradesco App, increasing it with new tools, functions and with an increasingly better performance. In this sense, we recently started an App update campaign to offer even more security – with encrypted and updated components, as well as innovations for the client to share data for Open Finance experiences, contact the call center using VOIP (Voice over IP), using the microphone to interact with BIA, paying bills using the PDF reader and making a PIX using the QRCode reader are some of the new features already available in the new version. Just download it when the warning appears on the screen, when accessing the Bradesco App.

Understanding the client's new investor profile has enabled the expenses incurred and paid by credit card to be converted into 1% of Investback on Ágora. And so that they can organize themselves even more with their expenses, it is possible to demonstrate in the current invoice, the description of the installments of the next invoices, in addition to the sum of the total installments to come.

Net Empresa also launched a solution for managing the Company with more than one account: the "Bancos da Empresa" (Company's Banks) tool, which helps the Corporate client in the management and decision making of the business. It can be used on mobile and computer by an eligible client base with up to four Bradesco accounts. It enables them to follow in one place the bank transactions of the company of all said accounts, and soon, of other institutions as well. The service enables a consolidated and individual view of the balance, statement and limit, and financing and loan operations.

For Individuals and Companies who need to regain control over their finances, we launched the "Portal Negocie Digital" (Digital Negotiation Portal): an online tool where both can negotiate their debts without leaving home, by simply accessing the Bank's website. On the portal, the account holders find several pre-approved offers and simulate a counterproposal, using renegotiation criteria.

And for non-account holders, we also created a solution to reorder financial life: loans of up to R$25 thousand with special conditions, via a platform available through the Bradesco website, where it is possible to simulate, contract, issue bank payment slips or settle debts.

Bradesco Vida e Previdência has evolved Internet Banking to contract pension plans in a more agile, uncomplicated and intuitive way. Now, clients who want to organize their financial future has the convenience of self-service, further improving their experience with Bradesco.

Speaking of investments, Ágora, which has the best investment platform according to FGV, has implemented several novelties to further improve the customer experience through the digital environment.

The "Novo Portal do Assessor" (New Advisor Portal) provides more ease for advisors to follow the position and evolution of their clients and the integration to carry out the operations. And with the new Ágora Token, the client has much more security and ease of access to their data.

We launched the Ágora Infinite, the credit card that, among the benefits, grants a 50% discount on the brokerage fee for spot market operations via the Ágora or Home Broker App. And there was another launch: Ágora Plus, a platform that brings together several stores with cashback and coupons in purchases, which together, can even grant a 20% discount. There are thousands of products and services in establishments in various segments.

BIA, Artificial Intelligence of Bradesco, always expanding in various areas of the Organization, is also on Ágora. The client can ask questions at any time through the online chat, obtaining guidance on products and services.

And if clients have investments in Bradesco, Ágora, Vida e Previdência and in other institutions, they now have the "Invest+ Bradesco" App, which allows them to consolidate them and accompany them at the same time. Through the App, it is possible to have an organized view with graphs and earnings data, class of assets that make up the portfolio, heat map with profitability and appreciation and exclusive content of Ágora Investimentos. And soon the integration with B3 will be carried out, providing stock offers, *Tesouro Direto* (Government bonds) and real estate funds, allowing the manual inclusion of certain assets. The App is available through the Bradesco App, "Investments" option or through the Google Play and App Store.

Bradesco is a bank that never stops and these results prove the commitment of the Organization to the continuous evolution in technological innovation to offer a better and more complete Bank, where the client always comes first. Thus, Bradesco remains on the path among the most solid and pioneering Brazilian institutions, increasingly close to the ideal for new scenarios of transformation – and to the heart of Brazilians.

SUSTAINABILITY FOR BRADESCO

The commitment to sustainable development is one of the strategic drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand that the management of guidelines and the engagement on environmental, social, and governance (ESG) aspects are essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and the society.

We updated our Sustainability Strategy by focusing on three main themes to enhance Bradesco's performance and purpose: Sustainable Business, Climate Agenda, and Financial Citizenship. Our work is aligned with the Sustainable Development Goals (SDGs) of the UN.

We highlight that:

- By September 2022, we reached 63% of the Sustainable Business Goal. In total, have already been allocated R$157.6 billion in assets, sectors and activities with socio-environmental benefits by using corporate credit, advice on the capital market and sustainable financial solutions.
- In the third quarter of 2022, we structured three sustainability-linked loan operations, which totaled R$773 million. The availability of these resources is linked to ESG targets, such as the recovery of degraded areas, biofuel production and the expansion of diversity in leadership positions.

Our ESG evolution is confirmed through the performance mostly above the average for the industry in the evaluations of the main ratios and ratings, both national and international, such as Dow Jones, ISE, CDP, MSCI, among others.

We are committed to the sustainable development of Brazil and continue our journey of commitment and support to our clients and partners in the transition to a greener and more inclusive economy.

Follow our initiatives and performance through the websites bradescori.com.br and bradescosustentabilidade.com.br.

HUMAN RESOURCES

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize is the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, constant recognition and challenges, training and development, differentiated compensation and benefits, appreciation of diversity, and balance between work and family life. Health is a vector of transformation in people's lives. That is why a culture based on prevention and the promotion of healthy habits and behaviors prevails in the Organization. *Viva Bem* (Living Well), the health, well-being and life quality program of Bradesco, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to technological support and safety measures, has contributed for us to structure and implement contingency measures to cope with Covid-19. Following the recommendations of the national and international regulatory agencies (WHO, ILO, Ministry of Health of Brazil, and Brazilian Sanitary Surveillance Agency/ANVISA) and considering the current moment of flexibility, Bradesco intensified its efforts in the issues related to virus prevention.

Among other actions, we adapted the working model to improve the agility to treat positive cases in the dependencies and implemented a new sanitization process, replacing the health care in working environments, providing business continuity without the need to close the site, always focused on the employees' health.

We also reinforced communications across the Organization – especially in the areas where we implemented the teleworking model – on the importance of continuing preventive care, in addition to support channels for employees and their family members.

Education and the promotion of diversity also gained prominence. Unibrad – Corporate University of Bradesco highlighted the interest and importance of distance learning courses, especially during the pandemic, a period in which more than 80 learning courses traditionally administered in person migrated to an online/virtual environment. Among the themes are short-term solutions geared to specific needs, such as Covid-19 prevention, mental health, teleworking and adaptation of routines.

Finally, with much pride, we communicate that our ongoing commitment to adopt practices that support and foster a healthy, balanced, diverse and inclusive environment continues to be recognized internally and externally. In this sense, we highlight the GPTW *Gestão Saudável* (Healthy Management), in which Banco Bradesco ranked 1st among companies that promote excellent working environments, the 2022 Top Employers Certification, for companies with excellence in people management and employer branding, the list of LinkedIn Top Companies Brazil 2022, and also the first place among the Best Companies in Practice and Diversity Actions in the category Recruitment and Selection, according to the Corporate Initiative for Racial Equality.

Much more than policies and practices, we consolidated a culture of respect, disseminated by the awareness of the value of people, their identities and competencies.

At the end of the period, the Organization had 88,374 employees, of which 75,635 of Bradesco and 12,739 of Affiliated Companies. Among outsourced employees, we had 8,473 associates and 1,941 interns.

CORPORATE GOVERNANCE

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first three quarters of 2022, 28 meetings were held, four of which were annual and 24 special.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

INTERNAL AUDIT

It is the responsibility of the Department of Audit and General Inspectorship, which functionally reports to the Board of Directors, being responsible for assessing the processes of the Bradesco Organization, independently, in order to contribute to the risk mitigation and to the adequacy of Processes and the effectiveness of Internal Controls, in compliance with Internal and External Policies, Standards and Regulations.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), Monitoring (benchmarking of risk indicators) and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

POLICY FOR DISTRIBUTION OF DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

In late September 2022, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 4.9% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

INTEGRATED RISK CONTROL

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risks Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental & Climatic, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

INDEPENDENT VALIDATION OF MODELS

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing and pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or, even, inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM) of the Compliance, Conduct and Ethics Department effectively acts in strengthening the use of models, performing acculturation actions, and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and performs reports to the respective managers, to the Internal Audit, Technical Commission for the Evaluation of Models and Risk Committees.

COMPLIANCE, ETHICS, INTEGRITY AND COMPETITION

Foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners, correspondents in Brazil and subsidiaries, elucidating the high standards of compliance, conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls, seeking to prevent, identify and report Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or operations and situations with indications of connection to illegal activities, aimed at the adoption of appropriate actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

INDEPENDENT AUDIT

In compliance with CVM Instruction No. 381/03, the Bradesco Organization hired services by KPMG Auditores Independentes (Independent Auditors) that were not related to the Financial Statements Audit at a level higher than 5% of the total fees related to Independent Audit. Other services provided by the External Audit were: i) due diligence, ii) reports on previously agreed procedures. The amount of the contracts totaled approximately R$3.1 million, representing about 6.20% of the total fees of the Financial Statements audits, carried out in 2022 in the Bradesco Organization.

Bradesco Organization has an Independent Audit Hiring Policy with guidelines related to governance, transparency, compliance, objectivity and independence in hiring and providing the Bradesco Organization's Financial Statements Audit, and that disseminates the corporate culture of compliance with not hiring the same company for other services that may be considered an eventual conflict of interest and loss of independence in the execution of its activities.

SOCIAL INVESTMENTS

FUNDAÇÃO BRADESCO

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private and free socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

R$1.0 billion
Total budget for 2022

R$734 million are allocated for Activity Expenses.

R$279 million are for investments in Infrastructure and Educational Technology.

And these investments allow us to have:

- 66,958 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and Initial and Continuing Education focused on the creation of jobs, and more than 40 thousand students of Basic Education will also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;
- More than 2.3 million students to complete at least one of the courses offered in their program in the *EaD* – Distance Learning modality –, by means of their e-learning portal "Escola Virtual" (Virtual School); and
- 7,000 beneficiaries in projects and actions in partnerships, such as educational and information technology courses and lectures.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity to support the development of children and young people by means of the Bradesco Esportes e Educação (Sports and Education) Program. In more than 30 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, *Centros Educacionais Unificados* (The Unified Education Centers), public and private schools and in its Center of Sports Development, all in Osasco (State of São Paulo), with 1,700 girls being trained. Participants also receive civic education instruction, and those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

RECOGNITIONS

- We Integrate **Bloomberg's 2022 Gender-Equality Index**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- For the third consecutive year, we received the **2022 Top Employers**, an international certification for companies with excellence in people management and employer branding (Top Employer Institute).
- We received the **Excellence in People Management** award, which identifies and recognizes the practices and level of investment of companies in the valuation of people (Gestão RH and FGV in Company).
- We received the **Top List Rural Trophy**, an award dedicated to the preferred brands and products by Revista Rural (magazine). Bradesco was recognized as first in the Private Banks category (Revista Rural).
- We received the **2021 Brazilian Ombudsmanship** award (Brazilian Association of Company-Customer Relations)

- For the tenth consecutive time, BRAM was recognized with first place in the **Best Cash Funds Managers** ranking (Investidor Institucional Magazine).
- Bradesco Private Bank elected the **Best Team of Advisors in Wealth Management** in the Country (Leaders League).
- We received the **2022 Best Private Bank (Brazil)** award, which highlights the effectiveness of B2B and B2C businesses, recognizing companies that guarantee the satisfaction of their clients and work for the development and growth of the entire market (World Economic Magazine).
- For the seventh time, Bradesco BBI was elected the **2022 Best Brazilian Investment Bank** (Global Finance Magazine).
- We were recognized as a highlight in ***Guia Valor de Fundos de Investimentos*** [Guide on Investment Funds] *(Valor Econômico).*
- We were third in the **BrandZ** Ranking – **Most Valuable Brands in the Country** (Kantar Ibope Media and Meio & Mensagem).
- Honorable mention at the **2022 World Changing Ideas Awards** with new responses from BIA against harassment (Fast Company).
- We were second on the **2022 Linkedln Top Companies (Brazil)** list, which brings 25 companies from various sectors that operate in the country offering the best opportunities for professional growth (LinkedIn).
- For the second year in a row, the inovabra lab was among the best financial innovation laboratories in the world at the **2022 Best Innovation Financial Labs in the World** award (Global Finance Magazine).
- We were recognized at the **2022 FICO Decisions Awards** as a successful case for using FICO solutions in the Client Integration and Management category with the Brain project (FICO).
- We came first in the **Best Companies in Diversity Practices and Actions** recognition, in the Recruitment and Selection Category, with the Bradesco Professional Qualification Program – intended for interns from Universidade Zumbi dos Palmares ("Business Initiative for Racial Equality", with support from the LGBT+ Rights and Business Forum, Movimento Mulher 360 and IstoÉ Dinheiro).
- We were Overall Winner at the **2022 Global Customer Centricity World Series** ARCET Global.
- next and Bitz were winners in different categories at the **2022 FID Insiders Award** (Finsiders Portal and FID).
- We have been recognized as the best **Private Bank in Brazil** for the second consecutive year in 2022 The Global Economics award (The Global Economics).
- Inovabra was recognized as a coworking highlight (**Coworking *Destaque***) at the "Coworking *Destaque* Scibiz USP 2022" award (Scibiz Festival).
- Bradesco appears as a **client's favorite at the time of investing**. Ágora appears as the **best platform** according to a survey by the company Toluna in partnership with FGV and Valor Investe.
- BBI was voted the **best Research team in Brazil** in a ranking published by the Institutional magazine.
- Bradesco was one of the highlights of the **2022 Company of Dreams Ranking**, conducted by Grupo Cia de Talentos.
- For the first time, Bradesco BBI won the **Investment Bank of the Year for Equity Raising** award, granted by The Banker, a British magazine from The Financial Times Group.
- We were awarded at the **2022 Global Private Banking Innovation Awards**, in the categories of **Best Private Bank in Latin America and Brazil** (Global Private Banker and The Digital Banker).
- We were globally recognized as the most innovative bank in digital transformation at the **2022 Innovation in Digital Banking Awards** (The Banker, a British magazine).
- Bradesco was the winner in the Banks category, and among the ten first in the general ranking, in the **22nd edition of The 100+ Innovative Award in the Use of IT**, carried out by IT Mídia.
- Bradesco Private Bank was recognized in the **2022 edition of the Chambers Research**, conducted by Chambers and Partners, for their excellence in Wealth Planning counseling. It is the second consecutive year that the bank receives this title.

- We were winners of the ***Aplaude* Award - *Ações Voluntárias que Transformam* (Voluntary Actions that Transform)** award, in the category "Outstanding Initiative in Diversity" with the Unibrad Semear Program (Brazilian Council of Corporate Volunteering).
- We were first ranked in the **2022 Healthy Management** ranking of the Great Place to Work, the world's leading consulting firm specialized in workplace quality.
- Ágora is **number 1 in investment platforms**, according to **research of Getúlio Vargas University (FGV)**. Disclosed by *Valor Investe*, the index measures the quality of investment services and shows the perception of clients.
- We figure among the **three largest financial institutions** in the **Valor 1000 yearbook**, published by *Valor Econômico*. The publication also highlights Bradesco *Capitalização* and Bradesco *Saúde* in the leadership of the rankings of the respective sectors.
- We were ranked second in the sector-based ranking of the award **Incredible Places to Work For** of FIA Business School and among the 30 large companies recognized in the overall ranking.

ACKNOWLEDGMENTS

The results achieved reaffirm the effort and assertive strategies adopted by the Bradesco Organization to meet and exceed client expectations, with efficiency, quality and focus on the needs. For the achievements and advances, we appreciate the fundamental support and trust of our shareholders and clients, as well as the dedicated and diligent work of our employees and other associates.

Cidade de Deus, November 8, 2022

Board of Directors and Board of Executive Officers

	Note	On September 30, 2022	On December 31, 2021
			R$ thousand
Assets			
Cash and due from banks	5	18,194,732	21,284,330
Financial instruments		1,728,213,159	1,540,106,149
- Interbank investments	6a	154,254,860	83,361,149
- Compulsory deposits with the Brazilian Central Bank	7a	114,279,790	87,317,302
- Securities	8b	703,474,278	688,022,963
- Derivative financial instruments	9b	20,361,670	22,184,725
- Loans	10a	539,639,032	509,982,031
- Other financial instruments	11	196,203,529	149,237,979
Leases	10a	3,487,599	3,283,723
Expected credit loss associated with credit risk		(50,333,854)	(45,107,224)
- Loans		(48,334,685)	(42,228,881)
- Leases		(45,225)	(57,535)
- Other receivables		(1,953,944)	(2,820,808)
Deferred income tax assets	33c	90,565,250	85,766,298
Investments in associates and jointly controlled entities	12a	8,195,324	7,594,244
Premises and equipment, net	13	20,810,393	20,829,752
Intangible assets	14b	39,112,644	36,327,645
Accumulated depreciation and amortization		(38,227,541)	(36,153,007)
- Premises and equipment	13	(12,536,366)	(11,762,059)
- Intangible assets	14b	(25,691,175)	(24,390,948)
Other assets	15	23,768,118	23,690,916
Accumulated impairment of non-financial assets		(3,175,780)	(3,957,258)
Total assets		1,840,610,044	1,653,665,568

Liabilities			
Deposits and other financial liabilities		1,291,516,354	1,144,344,330
- Deposits from banks	16	318,746,473	279,009,280
- Deposits from customers	17	587,991,209	569,726,250
- Securities issued	18	210,575,979	166,228,542
- Subordinated debts	19a	56,224,964	54,451,077
- Derivative financial instruments	9b	16,868,737	14,265,283
- Other financial liabilities	20	101,108,992	60,663,898
Provisions		352,003,121	329,539,547
- Technical provisions for insurance and pension plans	21a I	316,560,363	292,860,356
- Other reserves	21b	35,442,758	36,679,191
Deferred income tax liabilities	33e	6,147,756	5,595,140
Other liabilities	23	33,313,110	26,351,585
Total liabilities		1,682,980,341	1,505,830,602
Shareholders' equity			
Capital		87,100,000	83,100,000
Treasury shares		-	(666,702)
Capital reserves		11,441	11,441
Profit reserves	24c	74,888,763	67,670,900
Other comprehensive income		(5,116,080)	(2,994,628)
Equity attributable to shareholders of the parent		156,884,124	147,121,011
Non-controlling interest	25	745,579	713,955
Total equity		157,629,703	147,834,966
Total equity and liabilities		1,840,610,044	1,653,665,568

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	R$ thousand	
		For the nine month period ended September 30	
		2022	2021
Revenue from financial intermediation		136,622,499	84,903,143
- Loans		77,060,287	55,764,729
- Leases		342,949	169,537
- Net gain or (loss) with securities and interbank investments	9fIII	45,350,957	20,019,965
- Net gain or (loss) from derivative financial instruments	9e	2,787,969	184,051
- Financial income from insurance, pension plans and capitalization bonds		3,522,809	6,636,456
- Foreign exchange income	11a	4,173,647	2,238,438
- Reserve requirement	7b	5,892,809	1,810,033
- Sale or transfer of financial assets		(2,508,928)	(1,920,066)
Expenses from financial intermediation		(76,319,994)	(27,805,178)
- Retail and professional market funding	16e	(70,200,625)	(23,198,730)
- Borrowing and on-lending	16d	(6,119,369)	(4,606,448)
Net revenue from financial intermediation		60,302,505	57,097,965
Expected Credit Loss Associated with Credit Risk expense		(19,109,536)	(11,067,657)
- Loans		(19,763,065)	(11,033,048)
- Leases		11,538	5,686
- Other receivables		641,991	(40,295)
Gross income from financial intermediation		41,192,969	46,030,308
Net other operating income (expenses)		(16,511,370)	(18,529,987)
- Fee and commission income	26	15,472,780	14,432,632
- Income from banking fees	26	5,762,705	5,973,844
- Other income from insurance, pension plans and capitalization bonds	21aIII	5,403,071	3,729,588
- Personnel expenses	27	(16,373,430)	(14,756,614)
- Other administrative expenses	28	(15,717,449)	(14,272,646)
- Tax expenses	29	(5,529,094)	(5,123,715)
- Share of profit (loss) of associates and jointly controlled entities	12a	1,034,539	635,146
- Other operating income	30	10,582,593	5,528,064
- Other operating expenses	31	(16,127,221)	(13,114,351)
- Provision (expenses)/reversals		(1,019,864)	(1,561,935)
- Labor		(738,064)	(785,229)
- Tax/Civil		37,086	(610,186)
- Others		(318,886)	(166,520)
Operating profit/(loss)		24,681,599	27,500,321
Non-operating income/(expense)	32	553,203	(99,290)
Income before income tax and non-controlling interest		25,234,802	27,401,031
Income taxes	33	(5,749,458)	(8,466,119)
Non-controlling interests in subsidiaries		(189,943)	(159,866)
Net income		19,295,401	18,775,046
Net income attributable to shareholders:			
Shareholders of the parent	34a	19,295,401	18,775,046
Non-controlling interest		189,943	159,866
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
- Earnings per common share	24fI	1.73	1.67
- Earnings per preferred share	24fI	1.90	1.84

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Comprehensive Income Statements

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Net income for the period	19,295,401	18,775,046
Non-controlling interest	189,943	159,866
Net income for the period attributable to shareholders of the parent	19,485,344	18,934,912
Net income for the period attributable to shareholders of the parent and non-controlling shareholders	(2,121,462)	(7,683,990)
Securities available for sale	(1,893,145)	(6,956,648)
- Own and Subsidiaries	(3,188,962)	(11,551,289)
- Associates and jointly controlled entities	64,003	(149,772)
- Tax effect	1,231,814	4,744,413
Cash flow hedge	(397,345)	(1,071,398)
Hedge of investment abroad	72,455	(137,720)
Tax effect	144,347	562,364
Exchange differences on translations of foreign operations	(47,774)	(80,588)
Items that cannot be reclassified to the income statement	10	(1,984)
Actuarial valuation	10	(1,984)
Total other comprehensive income	(2,121,452)	(7,685,974)
Comprehensive income for the period	17,363,892	11,248,938

Attributable to shareholders:		
Shareholders of the parent	17,173,949	11,089,072
Non-controlling interest	189,943	159,866

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Changes in Shareholders' Equity

R$ thousand

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of treasury shares	-	-	-	(440,514)	-	440,514	-	-
Acquisition of treasury shares	-	-	-	-	-	(666,702)	-	(666,702)
Asset valuation adjustments (1)	-	-	-	-	(7,685,974)	-	-	(7,685,974)
Net income	-	-	-	-	-	-	18,775,046	18,775,046
Allocations:								
- Reserves	-	-	938,752	11,317,262	-	-	(12,256,014)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(6,519,032)	(6,519,032)
Balance on September 30, 2021	83,100,000	11,441	11,389,474	55,831,841	(2,060,076)	(666,702)	-	147,605,978
Balance on December 31, 2021	83,100,000	11,441	11,548,007	56,122,893	(2,994,628)	(666,702)	-	147,121,011
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of treasury shares	-	-	-	(666,702)	-	666,702	-	-
Asset valuation adjustments (1)	-	-	-	-	(2,121,452)	-	-	(2,121,452)
Net income	-	-	-	-	-	-	19,295,401	19,295,401
Allocations:								
- Reserves	-	-	964,770	10,919,795	-	-	(11,884,565)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(7,410,836)	(7,410,836)
Balance on September 30, 2022	87,100,000	11,441	12,512,777	62,375,986	(5,116,080)	-	-	156,884,124

(1) Includes the effects of exchange rate variation referring to the conversion of investments abroad.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Cash Flow

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Cash flow from operating activities:		
Income/(Loss) before income taxes and non-controlling interests	25,234,802	27,401,031
Adjustments for:	26,694,463	5,369,170
- Effect of changes in exchange rates on cash and cash equivalents	(720,587)	(2,539,772)
- Expected credit loss associated with credit risk	19,109,536	11,067,657
– Depreciation and amortization	3,912,552	4,451,262
Constitution/Reversion impairment losses of assets	(3,005,199)	295,236
- Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	1,709,177	2,470,039
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	22,489,909	8,425,231
- Share of profit (loss) of associates and jointly controlled entities	(1,034,539)	(635,146)
(Gain)/Loss on Investments	(419,730)	(15,366)
- (Gain)/loss on sale of fixed assets	(14,732)	66,459
- (Gain)/loss on sale of non-financial assets held for sale	(207,611)	(140,642)
- Foreign Exchange variation from other assets and liabilities overseas	(15,124,313)	(18,075,788)
(Increase)/Decrease in changes in assets	(64,250,584)	(116,632,834)
Interbank investments	9,341,071	(14,914,422)
Compulsory deposits with the Central Bank	(26,962,488)	(4,247,377)
Trading securities and derivative financial instruments	43,088,793	(8,477,107)
Loans and leases	(43,465,422)	(58,779,534)
Deferred income tax assets	(2,262,487)	(3,227,801)
Other assets	1,296,738	3,642,167
Other financial instruments	(45,286,789)	(30,628,760)
(Increase)/Decrease in changes in liabilities	83,356,745	50,185,311
Deposits and other financial liabilities	92,638,282	58,740,801
Deferred Income Tax	(7,733,308)	(7,869,169)
Provisions	(1,735,512)	(6,801,255)
Other liabilities	7,658,627	11,756,667
Income tax and social contribution paid	(7,471,344)	(5,641,733)
Net cash provided by/(used in) operating activities	71,035,426	(33,677,322)
Cash flow from investing activities:		
Proceeds from maturity of and interest on held-to-maturity securities	31,544,018	28,963,741
Proceeds from sale of/maturity of and interest on available-for-sale securities	145,699,145	118,602,444
Proceeds from sale of non-financial assets held for sale	316,478	592,267
Sale of investments	61,970	62,327
Investment acquisitions	-	(222,796)
Proceeds from sale of property and equipment	334,900	648,165
Acquisition of subsidiaries, net of cash and cash equivalents received	(623,966)	(183,172)
Purchases of available-for-sale securities	(180,689,038)	(188,649,713)
Purchases of held-to-maturity securities	(10,599,561)	(4,305,008)
Purchase of premises and equipment	(2,000,649)	(715,939)
Intangible asset acquisitions	(4,518,142)	(2,881,165)
Dividends and interest on shareholders' equity received	635,834	844,553
Net cash provided by/(used in) investing activities	(19,839,011)	(47,244,296)
Cash flow from financing activities:		
Securities issued	80,434,486	75,227,466
Settlement and interest payments of securities issued	(48,847,210)	(76,288,144)
Funds from subordinated debt issued	8,779,030	5,735,100
Settlement and interest payments of subordinated debts	(11,826,711)	(10,826,743)
Interest on Shareholders' Equity/Dividends Paid	(3,153,094)	(9,323,366)
Non-controlling interest	(158,319)	(232,246)
Acquisition of treasury shares	-	(666,702)
Net cash provided by/(used in) financing activities	25,228,182	(16,374,635)
Net increase/(decrease) in cash and cash equivalents	76,424,597	(97,296,253)
Cash and cash equivalents - at the beginning of the period	71,386,319	190,820,989
Effect of changes in exchange rates in cash and cash equivalents	720,587	2,539,772
Cash and cash equivalents - at the end of the period	148,531,503	96,064,508
Net increase/(decrease) in cash and cash equivalents	76,424,597	(97,296,253)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Added Value accumulated

Description	R$ thousand			
	For the nine month period ended September 30			
	2022	%	2021	%
1 – Revenue	139,475,806	290.3	90,817,969	188.4
1.1) Financial intermediation	136,622,499	284.4	84,903,143	176.2
1.2) Fees and commissions	21,235,485	44.2	20,406,476	42.3
1.3) Expected Credit Loss Associated with Credit Risk expenses	(19,109,536)	(39.8)	(11,067,657)	(23.0)
1.4) Other	727,358	1.5	(3,423,993)	(7.1)
2 – Financial intermediation expenses	(76,319,994)	(158.9)	(27,805,178)	(57.7)
3 – Inputs acquired from third parties	(12,240,544)	(25.5)	(10,998,711)	(22.8)
Outsourced services	(3,820,841)	(8.0)	(3,599,044)	(7.5)
Data processing	(1,553,105)	(3.2)	(1,603,951)	(3.3)
Communication	(837,144)	(1.7)	(958,605)	(2.0)
Asset maintenance	(1,043,164)	(2.2)	(964,733)	(2.0)
Financial system services	(1,123,144)	(2.3)	(884,537)	(1.8)
Advertising and marketing	(1,274,503)	(2.7)	(779,567)	(1.6)
Security and surveillance	(438,877)	(0.9)	(442,974)	(0.9)
Transport	(583,873)	(1.2)	(513,996)	(1.1)
Material, water, electricity and gas	(367,113)	(0.8)	(337,836)	(0.7)
Travel	(54,509)	(0.1)	(21,584)	-
Other	(1,144,271)	(2.4)	(891,884)	(1.9)
4 – Gross added value (1-2-3)	50,915,268	106.0	52,014,080	107.9
5 – Depreciation and amortization	(3,912,552)	(8.1)	(4,451,262)	(9.2)
6 – Net added value produced by the entity (4-5)	47,002,716	97.8	47,562,818	98.7
7 – Added value received through transfer	1,034,539	2.2	635,146	1.3
Share of profit (loss) of associates and jointly controlled companies	1,034,539	2.2	635,146	1.3
8 – Added value to distribute (6+7)	48,037,255	100.0	48,197,964	100.0
9 - Added Value Distribution	48,037,255	100.0	48,197,964	100.0
9.1) Personnel	14,204,883	29.6	12,904,065	26.8
Salaries	8,184,927	17.0	7,464,279	15.5
Benefits	3,915,544	8.2	3,411,973	7.1
Government Severance Indemnity Fund for Employees (FGTS)	550,255	1.1	614,660	1.3
Other	1,554,157	3.2	1,413,153	2.9
9.2) Tax, fees and contributions	13,447,099	28.0	15,442,383	32.0
Federal	12,553,157	26.1	14,407,079	29.9
State	2,185	-	9,325	-
Municipal	891,757	1.9	1,025,979	2.1
9.3) Remuneration for providers of capital	899,929	1.9	916,604	1.9
Rental	899,372	1.9	910,394	1.9
Asset leases	557	-	6,210	-
9.4) Added Value distributed to shareholders	19,485,344	40.6	18,934,912	39.3
Interest on shareholders' equity	7,410,836	15.4	6,519,032	13.5
Retained earnings	11,884,565	24.7	12,256,014	25.4
Non-controlling interests in retained earnings	189,943	0.4	159,866	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that the entity has control over, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Statements.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits between the companies were eliminated, as well as the portions of net income and shareholders' equity attributable to the interests of non-controlling shareholders. Goodwill on acquisitions of investments in associated/subsidiaries and jointly-controlled companies is presented in investments (Note 12) and intangible assets (Note 14a). The foreign exchange variation from foreign branches and investments is presented, in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings as these are the instruments used to hedge the exchange variation produced by the Organization's investments abroad.

Separately and in addition to these condensed financial statements, the Organization has prepared condensed consolidated financial statements in accordance with IFRS as issued by the IASB, as provided for in article 77 of CMN Resolution No. 4,966/22, which are being released on the same date.

These statements are in accordance with the rules applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen) for the preparation of financial statements, these include CMN Resolution No. 4,818/20 and BCB Resolution No. 2/20, including the guidelines issued by the No. 4,595/64 (National Financial System Law) and No. 6,404/76 (Corporate Law), as amended by Laws No. 11,638/07 and No. 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

Management declares that all relevant information required to be presented in these consolidated financial statements, and only such information, is being disclosed, and corresponds to the information used by the Management in the running of the Company.

The consolidated financial statements include estimates and assumptions, such as: the calculation of expected credit loss associated with credit risk; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated financial statements were approved by the Board of Directors on November 8, 2022.

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A. (1)	São Paulo - Brazil	Digital Bank	100.00%	-	100.00%	-
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - México	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bac Florida Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Atlântica Companhia de Seguros (6)	Rio de Janeiro - Brazil	Insurance	-	100.00%	-	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (7) (8)	São Paulo - Brazil	Dental care	51.41%	50.01%	51.41%	50.01%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2)	New York - United States	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (9)						
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv PerformanceFICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private BP FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) In February 2022, due to the acquisition of the 50% interest, Bradesco's now hold 100% of the company's interest and consolidate it in the Financial Statements;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) Company merged in May 2022;
(7) Accounting information used with date lag of up to 60 days;
(8) Increase in the percentage of interest related to the Split of Shares that took place on April 4, 2022; and
(9) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements follow, in all its relevant aspects, uniform principles, methods and criteria in relation to those adopted for the annual consolidated financial statements for the year ended December 31, 2021 and should be analyzed in conjunction with those consolidated financial statements.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The significant accounting estimates and judgments used in the preparation of these consolidated interim financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2021.

5) CASH AND CASH EQUIVALENTS

		R$ thousand
	On September 30, 2022	On December 31, 2021
Cash and due from banks in domestic currency	13,355,676	14,850,622
Cash and due from banks in foreign currency	4,839,056	6,433,495
Investments in gold	-	213
Total cash and due from banks	18,194,732	21,284,330
Interbank investments (1)	130,336,771	50,101,989
Total cash and cash equivalents	148,531,503	71,386,319

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	On September 30, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities purchased under agreements to resell:						
Own portfolio position	30,176,684	2,625,701	-	-	32,802,385	10,447,117
• Financial treasury bills	-	-	-	-	-	549,778
• National treasury notes	22,173,861	2,565,253	-	-	24,739,114	6,775,038
• National treasury bills	7,660,609	-	-	-	7,660,609	1,243,142
• Other	342,214	60,448	-	-	402,662	1,879,159
Funded position	97,046,299	846,208	-	-	97,892,507	43,869,456
• Financial treasury bills	-	159,285	-	-	159,285	35,230,954
• National treasury notes	64,691,529	262,278	-	-	64,953,807	5,179,482
• National treasury bills	32,354,770	424,645	-	-	32,779,415	3,459,020
Unrestricted position	5,897,455	8,367,309	-	-	14,264,764	13,183,666
• National treasury bills	5,897,455	8,367,309	-	-	14,264,764	13,183,666
Subtotal	133,120,438	11,839,218	-	-	144,959,656	67,500,239
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	824,155	2,759,681	3,807,023	1,940,357	9,331,216	15,931,032
• Allowance for losses	(26)	(6,067)	(19,184)	(10,735)	(36,012)	(70,122)
Subtotal	824,129	2,753,614	3,787,839	1,929,622	9,295,204	15,860,910
On September 30, 2022	133,944,567	14,592,832	3,787,839	1,929,622	154,254,860	
%	86.7	9.5	2.5	1.3	100.0	
On December 31, 2021	59,486,174	14,293,321	6,812,695	2,768,959		83,361,149
%	71.4	17.1	8.2	3.3		100.0

b) Income from interbank investments

Presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

		R$ thousand
	For the nine month period ended September 30	
	2022	2021
Income from investments in purchase and sale commitments:		
• Own portfolio position	2,129,529	807,985
• Funded position	6,987,470	2,337,028
• Unrestricted position	2,102,827	2,317,765
Subtotal	11,219,826	5,462,778
Income from interest-earning deposits in other banks/Others	1,298,808	340,137
Total (Note 9f III)	12,518,634	5,802,915

7) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement

			R$ thousand
	Remuneration	On September 30, 2022	On December 31, 2021
Compulsory deposit – demand deposits	not remunerated	11,608,947	12,598,918
Compulsory deposit – savings deposits	savings index	20,482,803	19,112,960
Compulsory deposit – time deposits	Selic rate	61,188,040	55,605,424
Discretionary deposits at the Central Bank	base rate Bacen	21,000,000	-
Total		114,279,790	87,317,302

For more information on compulsory deposits, see Note 38 f.

b) Revenue from reserve requirement

		R$ thousand
	For the nine month period ended September 30	
	2022	2021
Reserve requirement – Bacen (Compulsory deposit)	5,889,276	1,807,173
Reserve requirement – SFH (1)	3,533	2,860
Total	5,892,809	1,810,033

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

8) SECURITIES

a) Consolidated classification by categories, terms and business segments

I) Trading securities

R$ thousand

Securities	On September 30, 2022							On December 31, 2021	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	5,913,132	12,552,527	4,494,808	41,279,883	64,240,350	64,719,250	(478,900)	110,532,857	(226,236)
Financial treasury bills	-	1,714,418	1,232,667	9,332,599	12,279,684	12,274,441	5,243	19,538,769	673
National treasury notes	-	8,692,729	1,837,842	22,393,957	32,924,528	33,301,705	(377,177)	23,320,871	(137,537)
Financial bills	-	105,242	116,396	105,266	326,904	325,128	1,776	316,237	584
Debentures	-	42,031	25	734,516	776,572	812,174	(35,602)	1,020,066	(92,678)
National treasury bills	168,527	1,066,036	1,037,995	6,606,254	8,878,812	8,844,604	34,208	58,977,840	74,842
Brazilian foreign debt securities	-	352	-	135,412	135,764	143,556	(7,792)	307,452	(4,743)
Other	5,744,605	931,719	269,883	1,971,879	8,918,086	9,017,642	(99,556)	7,051,622	(67,377)
- Insurance Group	17,393,839	6,547,464	16,588,221	175,706,472	216,235,996	216,376,009	(140,013)	203,977,196	(1,751,993)
• Insurance and Capitalization bonds	3,200,535	1,076,648	1,739,095	5,848,354	11,864,632	11,871,728	(7,096)	12,511,328	(2,179)
Financial treasury bills	-	569,850	985,713	4,586,505	6,142,068	6,136,687	5,381	8,117,571	3,827
Financial bills	-	11,572	-	159,953	171,525	179,682	(8,157)	241,658	(7,024)
Other	3,200,535	495,226	753,382	1,101,896	5,551,039	5,555,359	(4,320)	4,152,099	1,018
• Insurance group - Pension plans	14,193,304	5,470,816	14,849,126	169,858,118	204,371,364	204,504,281	(132,917)	191,465,868	(1,749,814)
Financial treasury bills	21,992	1,405,422	8,741,593	104,829,749	114,998,756	114,828,667	170,089	115,535,302	(121,801)
National treasury notes	-	43,915	998,866	15,116,082	16,158,863	16,744,075	(585,212)	30,591,557	(1,618,250)
National treasury bills	1,179,449	1,126,883	1,339,401	8,243,410	11,889,143	11,819,488	69,655	2,799,217	(145,780)
Financial bills	480,221	1,891,388	2,618,328	27,385,103	32,375,040	32,252,052	122,988	17,768,099	34,142
Debentures	114,221	521,113	909,577	13,054,730	14,599,641	14,511,392	88,249	12,031,465	97,351
Other	12,397,421	482,095	241,361	1,229,044	14,349,921	14,348,607	1,314	12,740,228	4,524
- Other activities	-	-	-	2,729	2,729	2,740	(11)	3,369	(1)
Financial treasury bills	-	-	-	2,729	2,729	2,740	(11)	3,369	(1)
Total	23,306,971	19,099,991	21,083,029	216,989,084	280,479,075	281,097,999	(618,924)	314,513,422	(1,978,230)

II) Available-for-sale securities

Securities (2)	On September 30, 2022							On December 31, 2021	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	6,674,914	21,887,000	32,628,464	222,787,108	283,977,486	284,151,900	(174,414)	226,021,803	(339,446)
National treasury bills	-	2,525,679	15,781,205	32,747,891	51,054,775	50,895,427	159,348	41,513,590	253,453
Debentures	129,893	3,117,915	3,709,760	73,675,339	80,632,907	79,932,273	700,634	73,325,855	(72,331)
National treasury notes	-	3,432,002	3,735,878	43,537,816	50,705,696	51,890,341	(1,184,645)	25,487,559	(741,152)
Foreign corporate securities	896,218	420,196	239,740	3,219,439	4,775,593	4,881,302	(105,709)	6,147,618	148,129
Shares	1,536,045	-	-	-	1,536,045	1,555,046	(19,001)	1,505,043	(50,023)
Foreign government bonds	993,963	6,045,182	1,151,954	2,896,092	11,087,191	11,174,940	(87,749)	7,404,875	(14,708)
Promissory notes	-	815,327	1,298,049	11,834,767	13,948,143	13,717,469	230,674	6,278,812	84,340
Certificates of real estate receivables	-	-	37,646	1,438,661	1,476,307	1,432,429	43,878	1,655,559	81,489
Financial treasury bills	-	557,007	3,917,181	36,793,832	41,268,020	41,111,615	156,405	34,422,172	129,099
Other	3,118,795	4,973,692	2,757,051	16,643,271	27,492,809	27,561,058	(68,249)	28,280,720	(157,742)
- Insurance Group	5,354,367	3,252,666	45,606	26,138,125	34,790,764	39,194,996	(4,404,232)	61,560,564	(2,955,338)
• Insurance and Capitalization bonds	3,226,539	3,206,712	4,378	14,868,329	21,305,958	24,422,450	(3,116,492)	27,981,338	(2,229,618)
National treasury notes	-	3,206,712	-	13,174,638	16,381,350	18,075,961	(1,694,611)	20,946,637	(1,706,814)
Shares	3,007,205	-	-	-	3,007,205	4,351,407	(1,344,202)	5,208,223	(521,707)
National treasury bills	-	-	-	1,472,774	1,472,774	1,546,572	(73,798)	1,389,144	(60,334)
Other	219,334	-	4,378	220,917	444,629	448,510	(3,881)	437,334	59,237
• Insurance group - Pension plans	2,127,828	45,954	41,228	11,269,796	13,484,806	14,772,546	(1,287,740)	33,579,226	(725,720)
National treasury notes	-	-	-	10,495,140	10,495,140	11,702,986	(1,207,846)	32,012,039	(717,313)
Shares	2,123,494	-	-	-	2,123,494	2,141,958	(18,464)	810,017	1
Debentures	4,334	4,239	-	616,624	625,197	681,514	(56,317)	538,822	(580)
Other	-	41,715	41,228	158,032	240,975	246,088	(5,113)	218,348	(7,828)
- Other activities	131	-	-	-	131	158	(27)	111	(47)
Other	131	-	-	-	131	158	(27)	111	(47)
Subtotal	12,029,412	25,139,666	32,674,070	248,925,233	318,768,381	323,347,054	(4,578,673)	287,582,478	(3,294,831)
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(1,876,036)	-	(1,557,951)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(1,729,194)	-	313,001
Total	12,029,412	25,139,666	32,674,070	248,925,233	318,768,381	323,347,054	(8,183,903)	287,582,478	(4,539,781)

III) Held-to-maturity securities

Securities (2)								R$ thousand	
	On September 30, 2022							On December 31, 2021	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	-	409,291	7,372,109	40,303,253	48,084,653	45,664,548	(2,420,105)	56,939,643	(2,278,309)
National treasury bills	-	-	7,367,408	13,225,505	20,592,913	20,027,300	(565,613)	33,227,175	(877,513)
Certificates of real estate receivables	-	-	4,701	5,022,854	5,027,555	4,927,978	(99,577)	5,868,326	294,827
National treasury notes	-	409,291	-	16,568,171	16,977,462	15,317,147	(1,660,315)	17,683,251	(1,696,727)
Other	-	-	-	5,486,723	5,486,723	5,392,123	(94,600)	160,891	1,104
- Insurance Group	-	-	399,565	55,742,604	56,142,169	58,293,718	2,151,549	28,987,420	3,084,097
• Insurance and Capitalization bonds	-	-	78,091	9,934,477	10,012,568	9,345,883	(666,685)	6,849,905	(41,062)
National treasury notes	-	-	78,091	9,934,477	10,012,568	9,345,883	(666,685)	6,849,905	(41,062)
• Insurance group - Pension plans	-	-	321,474	45,808,127	46,129,601	48,947,835	2,818,234	22,137,515	3,125,159
National treasury notes	-	-	321,474	45,808,127	46,129,601	48,947,835	2,818,234	22,137,515	3,125,159
Total	-	409,291	7,771,674	96,045,857	104,226,822	103,958,266	(268,556)	85,927,063	805,788

b) Composition of the securities portfolio by type and maturity

R$ thousand

Securities	On September 30, 2022					On December 31, 2021 (3) (4)
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total (3) (4)	
Own securities	35,018,746	33,580,000	33,056,882	423,324,373	524,980,001	488,859,567
Fixed income securities	20,651,605	33,580,000	33,056,882	423,324,373	510,612,860	473,965,462
Equity securities	14,367,141	-	-	-	14,367,141	14,894,105
Restricted securities	317,637	9,514,814	28,138,826	133,533,977	171,505,254	194,867,853
- Subject to repurchase agreements	-	6,239,809	26,546,141	104,464,218	137,250,168	156,010,950
- Privatization rights	-	-	-	21,286	21,286	24,692
- Given in guarantee	317,637	3,275,005	1,592,685	29,048,473	34,233,800	38,832,211
Securities sold under repurchase agreements - unrestricted	-	1,554,134	333,065	5,101,824	6,989,023	4,295,543
Total	35,336,383	44,648,948	61,528,773	561,960,174	703,474,278	688,022,963
%	5.1	6.3	8.7	79.9	100.0	100.0

(1) Related to derivative financial instruments classified as accounting hedges of available-for-sale securities;

(2) In compliance with the provisions of article 8 of Bacen Circular No. 3,068/01, Bradesco declares that it has the financial capacity and intention to hold securities classified in the held-to-maturity category until maturity. In preparing the consolidated financial statements as of June 30, 2022, Management decided to reclassify Securities, essentially held by entities of the "Insurance Group" segment, from the category Available for Sale to Held to Maturity, in the amount of R $32,014,934 thousand, due to the review and alignment of its business models with the financial asset management strategies that cover the coverage of long-term technical provisions and risk and capital management, considering the projection of its new flows of cash and changes in the markets for securities of certain characteristics, where the intention is to hold the assets until their maturity, combined with the terms expected by the liabilities, which has no impact on the result, since the unrealized result (plus/minus value) in the gross amount of R$(1,747,428) thousand, was kept in Shareholders' Equity and will be recognized in income for the remaining term of the bonds to their respective maturities. On December 31, 2021, there was a reclassification of Securities held by entities in the "Financial" segment of the Available for Sale for Trading category, in the amount of R$40,305,887 thousand, with effects on the result in the gross amount of R$(1,373,557) thousand, according to article 5 of the aforementioned Circular, resulting from the alignment of its business models with the risk and capital management strategy. As of September 30, 2021, there were no sales or reclassifications of securities classified in the Held to Maturity category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas.

c) Impairment of Securities

In the nine month period ended September 30, 2022, there was a reversal of impairment of financial assets, basically debentures, in the amount of R$(2,632,839) thousand, which are classified in the categories of "Available for Sale" and "Held to Maturity" (R$295,236 thousand in 2021).

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Bradesco's derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousand

	On September 30, 2022					On December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	98,933,273		-	-	-	99,213,654		-	-	-
- Interbank market	62,010,685	-	-	-	-	61,640,819	-	-	-	-
- Foreign currency	31,296,964	-	-	-	-	31,449,101	-	-	-	-
- Other	5,625,624	758,068	-	-	-	6,123,734	2,234,955	-	-	-
Sale commitments:	200,565,579		-	-	-	186,188,569		-	-	-
- Interbank market (1)	160,132,948	98,122,263	-	-	-	131,650,443	70,009,624	-	-	-
- Foreign currency (2)	35,565,075	4,268,111	-	-	-	50,649,347	19,200,246	-	-	-
- Other	4,867,556	-	-	-	-	3,888,779	-	-	-	-
Option contracts										
Purchase commitments:	130,929,046		1,589,453	190,756	1,780,209	277,559,369		1,304,697	473,982	1,778,679
- Interbank market	125,230,844	4,274,672	927,764	-	927,764	250,565,454	8,112,967	748,111	(264)	747,847
- Foreign currency	2,647,468	865,444	61,797	(11,059)	50,738	3,442,347	-	151,280	(51,642)	99,638
- Other	3,050,734	167,291	599,892	201,815	801,707	23,551,568	-	405,306	525,888	931,194
Sale commitments:	125,621,639		(1,018,540)	187,266	(831,274)	270,271,972		(943,666)	(148,378)	(1,092,044)
- Interbank market	120,956,172	-	(26,758)	-	(26,758)	242,452,487	-	(96,655)	45	(96,610)
- Foreign currency	1,782,024	-	(47,983)	15,914	(32,069)	3,986,437	544,090	(172,612)	115,438	(57,174)
- Other	2,883,443	-	(943,799)	171,352	(772,447)	23,833,048	281,480	(674,399)	(263,861)	(938,260)
Forward contracts										
Purchase commitments:	33,853,036		(733,104)	(4,433)	(737,537)	32,430,997		303,733	(5,263)	298,470
- Foreign currency	31,063,778	2,133,618	(796,532)	-	(796,532)	31,622,823	4,716,522	231,503	(826)	230,677
- Other	2,789,258	-	63,428	(4,433)	58,995	808,174	-	72,230	(4,437)	67,793
Sale commitments:	33,133,615		1,268,585	(30,828)	1,237,757	30,185,980		1,876,674	(38,817)	1,837,857
- Foreign currency (2)	28,930,160	-	433,372	-	433,372	26,906,301	-	(92,393)	-	(92,393)
- Other	4,203,455	1,414,197	835,213	(30,828)	804,385	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250
Swap contracts										
Assets (long position):	455,692,794		9,505,170	1,625,387	11,130,557	85,399,663		13,299,664	3,501,416	16,801,080
- Interbank market	38,094,203	5,376,020	812,487	2,955,944	3,768,431	26,515,089	-	(33,786)	1,594,172	1,560,386
- Fixed rate	8,936,507	-	685,555	(493,116)	192,439	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165
- Foreign currency	396,657,646	10,364,758	7,069,685	(742,623)	6,327,062	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557
- IGPM	273,676	-	326,021	(12,420)	313,601	504,587	-	563,281	11,054	574,335
- Other	11,730,762	6,339,497	611,422	(82,398)	529,024	9,522,191	4,995,108	539,030	130,607	669,637

R$ thousand

	On September 30, 2022					On December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Liabilities (unrestricted position):	437,657,247		(8,194,154)	(892,625)	(9,086,779)	67,738,764		(10,367,236)	(1,337,364)	(11,704,600)
- Interbank market	32,718,183	-	(1,285,587)	(619,646)	(1,905,233)	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)
- Fixed rate	12,710,375	3,773,868	(196,983)	(421,679)	(618,662)	6,860,219	-	(2,983,362)	21,352	(2,962,010)
- Foreign currency	386,292,888	-	(5,271,672)	27,408	(5,244,264)	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)
- IGPM	544,536	270,860	(681,244)	17,094	(664,150)	713,178	208,592	(759,159)	(17,985)	(777,144)
- Other	5,391,265	-	(758,668)	104,198	(654,470)	4,527,083	-	(670,302)	49,439	(620,863)
Total	1,516,386,229		2,417,410	1,075,523	3,492,933	1,048,988,968		5,473,866	2,445,576	7,919,442

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$104,953,937 thousand (R$97,361,681 thousand on December 31, 2021); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$48,561,590 thousand (R$46,895,240 thousand on December 31, 2021) (Note 9f II);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$32,297,261 thousand (R$32,578,474 thousand on December 31, 2021); and

(3) Reflects the net balance between the Asset and Liability position.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousand

	On September 30, 2022							On December 31, 2021
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair value	Original amortized cost	Fair value adjustment	Fair value
Swaps	925,098	646,402	707,126	8,851,931	11,130,557	9,505,170	1,625,387	16,801,080
Forward purchases	379,776	629,751	62,880	1,900,557	2,972,964	2,976,201	(3,237)	714,556
Forward sales (1)	1,285,381	1,097,589	310,504	1,784,466	4,477,940	4,508,712	(30,772)	2,890,410
Premiums on exercisable options	367,581	65,573	36,882	1,310,173	1,780,209	1,589,453	190,756	1,778,679
Total assets (A)	2,957,836	2,439,315	1,117,392	13,847,127	20,361,670	18,579,536	1,782,134	22,184,725
Swaps	(561,659)	(404,805)	(861,148)	(7,259,167)	(9,086,779)	(8,194,154)	(892,625)	(11,704,600)
Forward purchases	(340,513)	(891,198)	(217,207)	(2,261,583)	(3,710,501)	(3,709,305)	(1,196)	(416,086)
Forward sales	(627,574)	(880,884)	(182,882)	(1,548,843)	(3,240,183)	(3,240,127)	(56)	(1,052,553)
Premiums on written options	(230,025)	(71,444)	(111,260)	(418,545)	(831,274)	(1,018,540)	187,266	(1,092,044)
Total liabilities (B)	(1,759,771)	(2,248,331)	(1,372,497)	(11,488,138)	(16,868,737)	(16,162,126)	(706,611)	(14,265,283)
Net position (A-B)	1,198,065	190,984	(255,105)	2,358,989	3,492,933	2,417,410	1,075,523	7,919,442

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – Nominal Value

R$ thousand

	On September 30, 2022					On December 31, 2021
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	
Futures contracts (1)	41,088,027	44,219,856	65,102,820	149,088,149	299,498,852	285,402,223
Option contracts	65,489,843	101,157,052	85,382,829	4,520,961	256,550,685	547,831,341
Forward contracts (1)	42,526,564	11,455,187	7,118,240	5,886,660	66,986,651	62,616,977
Swap contracts	421,716,979	197,657,162	87,302,114	186,673,786	893,350,041	153,138,427
Total on September 30, 2022	570,821,413	354,489,257	244,906,003	346,169,556	1,516,386,229	
Total on December 31, 2021	565,415,602	200,165,615	59,701,103	223,706,648		1,048,988,968

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Government securities		
National treasury notes	3,719,598	5,169,701
Total	3,719,598	5,169,701

e) Gains and losses, net

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Swap contracts	(216,145)	3,867,492
Forward contracts (1)	(1,732,646)	(3,871,960)
Option contracts	484,226	808,048
Futures contracts (1)	3,326,514	(639,609)
Foreign exchange variation of assets and liabilities overseas	926,020	20,080
Total (Note 9f III)	2,787,969	184,051

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousand	
	On September 30, 2022	On December 31, 2021
B3 (stock exchange)	545,521,628	823,937,640
B3 (over-the-counter)	193,748,920	189,058,418
- Financial Institutions	47,158,487	73,884,030
- Companies	146,377,309	114,852,989
- Individuals	213,124	321,399
Overseas (stock exchange) (1)	8,884,078	5,257,959
Overseas (over-the-counter) (1)	768,231,603	30,734,951
Total	1,516,386,229	1,048,988,968

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Risk received in credit swaps:	3,396,659	3,490,765
- Debt securities issued by companies	864,099	826,946
- Bonds of the Brazilian public debt	1,863,764	2,085,120
- Bonds of foreign public debt	668,796	578,699
Risk transferred in credit swaps:	(1,476,002)	(1,512,316)
- Brazilian public debt derivatives	(816,397)	(831,495)
- Foreign public debt derivatives	(659,605)	(680,821)
Total net credit risk value	1,920,657	1,978,449
Effect on Shareholders' Equity	104,453	111,268
Remuneration on the counterparty receiving the risk	(66,070)	(33,927)

The contracts related to credit derivatives transactions described above are due in 2027. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On September 30, 2022, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the net income of the Organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

R$ thousand

Strategy	Fair value of hedge instruments	Fair value of hedged items	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	48,561,590	48,984,971	(1,083,688)	(596,028)
Hedge of interest payments on funding (2)	104,953,937	103,535,765	(25,414)	(13,978)
Total on September 30, 2022 (3)	153,515,527	152,520,736	(1,109,101)	(610,006)
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (1)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021 (3)	144,256,921	144,075,174	(718,562)	(395,209)

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2027, making the cash flow fixed;
(2) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates in 2025, making the cash flow fixed; and
(3) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which the Organization expects to recognize in the income statement, amount to R$(318,786) thousand.

The gains/(losses) related to the cash flow accounting hedge, recorded in income accounts, until September 30, 2022 was R$ 182 thousand.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged item are shares classified as Available for Sale. Increases or decreases in fair value that are effectively hedged are recognized in the income statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled. The ineffective portion of the hedged item is recognized directly in an equity account.

R$ thousand

Strategy	Fair value of hedge instruments	Fair value of hedged items	Fair value adjustment recorded in income (gross of tax effects)	Fair value adjustment recorded in income (net of tax effects)
Debenture hedge (1)	206,806	206,806	6,806	3,743
Total on September 30, 2022 (2)	206,806	206,806	6,806	3,743
Debenture hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021 (2)	205,592	205,592	5,592	3,076

(1) Regarding the risk of shares, using Swaps contracts, with maturities up to 2028; and
(2) The effectiveness verified in the hedge portfolio is in accordance with the provisions of Bacen Circular 3,082/02.

For the next 12 months, the gains/(losses) related to the fair value hedge accounting, which are expected to be recognized in equity accounts is R$(6,194) thousand.

The gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, until September 30, 2022 was R$7 thousand (R$5,072 thousand in 2021).

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy				R$ thousand
	Fair value of hedge instruments	Fair value of hedged items	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	3,044,705	3,032,362	(766,935)	(402,200)
Total on September 30, 2022	**3,044,705**	**3,032,362**	**(766,935)**	**(402,200)**
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	**4,658,609**	**2,800,937**	**(839,389)**	**(440,197)**

(1) Subsidiaries whose functional currency is different from the Brazilian real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$(7,520) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, until September 30, 2022 was R$ (36,169) thousand (2021 - R$ (20,159) thousand).

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

		R$ thousand
	For the nine month period ended September 30	
	2022	2021
Fixed income securities	34,567,071	16,209,941
Interbank investments (Note 6b)	12,518,634	5,802,915
Equity securities	(1,734,748)	(1,992,891)
Subtotal	**45,350,957**	**20,019,965**
Financial income from insurance, pension plans and capitalization bonds (1)	3,522,809	6,636,456
Net gain or (loss) from derivative financial instruments (Note 9e)	2,787,969	184,051
Total	**51,661,735**	**26,840,472**

(1) In the nine month period ended September 30, 2022, it comprises financial income from insurance, pension plans and capitalization in the amount of R$26,012,718 thousand (R$15,061,687 thousand in 2021) and Expenses with updating and interest on technical provisions for insurance, pension plans and capitalization in the amount of R$(22,489,909) thousand (R$(8,425,231) thousand in 2021) (Note 16e).

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) Modalities and risk levels

R$ thousand

	Levels of risk										
	AA	A	B	C	D	E	F	G	H	On September 30, 2022	On December 31, 2021
Discounted trade receivables and loans (1)	51,904,210	56,078,203	97,154,535	37,310,565	15,434,207	16,277,270	5,657,821	4,749,041	19,234,749	303,800,601	287,155,646
Financing and on-lending	135,864,206	36,533,732	19,431,261	9,217,152	2,803,831	2,013,159	845,552	1,152,468	1,690,864	209,552,225	199,312,644
Agricultural and agribusiness loans	9,207,376	10,892,554	5,632,229	388,999	51,766	34,938	16,459	14,736	47,149	26,286,206	23,513,741
Subtotal	196,975,792	103,504,489	122,218,025	46,916,716	18,289,804	18,325,367	6,519,832	5,916,245	20,972,762	539,639,032	509,982,031
Leases	879,065	1,180,108	1,370,599	15,892	9,537	5,322	-	19,427	7,649	3,487,599	3,283,723
Advances on foreign exchange contracts (2)	6,348,210	5,212,301	2,601,194	329,402	2,859	43,590	7,582	-	65,191	14,610,329	16,569,433
Subtotal	204,203,067	109,896,898	126,189,818	47,262,010	18,302,200	18,374,279	6,527,414	5,935,672	21,045,602	557,736,960	529,835,187
Other receivables	29,323,371	26,046,215	19,391,855	9,983,943	1,672,873	397,497	138,210	102,734	506,343	87,563,041	79,341,233
Credit portfolio	233,526,438	135,943,113	145,581,673	57,245,953	19,975,073	18,771,776	6,665,624	6,038,406	21,551,945	645,300,001	609,176,420
Acquisition of credit card receivables	-	-	-	-	-	-	-	-	-	18,546,954	15,238,967
Subtotal	233,526,438	135,943,113	145,581,673	57,245,953	19,975,073	18,771,776	6,665,624	6,038,406	21,551,945	663,846,955	624,415,387
Sureties and guarantees (3)	83,464,505	1,895,445	1,197,615	93,845	3,760,674	2,073,311	-	-	-	92,485,395	83,467,093
Guarantee given on rural loans assigned	-	-	-	-	-	-	-	-	-	51,438	43,016
Letters of credit for imports	-	-	-	-	-	-	-	-	-	468,011	1,233,034
Confirmed exports loans	-	-	-	-	-	-	-	-	-	220,917	31,508
Total - Memorandum accounts	83,464,505	1,895,445	1,197,615	93,845	3,760,674	2,073,311	-	-	-	93,225,761	84,774,651
Total on September 30, 2022	316,990,943	137,838,558	146,779,288	57,339,798	23,735,747	20,845,087	6,665,624	6,038,406	21,551,945	757,072,716	
Total on December 31, 2021	268,960,230	157,351,851	137,834,339	77,468,904	22,898,974	12,748,446	7,331,659	5,774,087	18,821,548		709,190,038

(1) Relation between the modality and the total credit portfolio without assignment of credits and acquisition of receivables, co-obligations and assignment of rural credits;

(2) Advances on foreign exchange contracts are classified as a reduction of the item "Other Financial Liabilities"; and

(3) The provision to cover losses, associated with the financial guarantees provided, is being evaluated as allowed by CMN Resolution No. 4,512/16. For more information on the methodology used, see Note 21b (I).

b) Composition of credit operations by risk levels and maturity ranges

	Levels of risk										R$ thousand
	AA	A	B	C	D	E	F	G	H	On September 30, 2022	On December 31, 2021
Performing loans	233,526,438	135,943,113	142,718,866	52,673,072	14,169,343	11,852,470	2,841,819	2,248,860	8,146,294	604,120,275	579,839,239
Installments not yet due	233,394,883	135,512,749	142,590,360	52,443,580	14,024,598	11,772,765	2,823,210	2,238,550	8,104,558	602,905,253	578,614,759
1 to 30	18,914,904	24,129,507	14,089,524	8,362,652	1,718,529	633,112	385,426	122,103	503,751	68,859,508	64,209,661
31 to 60	16,415,594	11,877,859	8,384,137	5,081,299	965,307	368,171	113,207	60,755	289,786	43,556,115	37,507,344
61 to 90	12,719,150	8,728,091	7,117,168	4,386,238	972,216	1,235,142	91,064	67,463	308,851	35,625,383	35,810,036
91 to 180	25,549,427	16,382,797	14,393,075	6,718,826	1,624,660	919,570	580,348	128,315	743,834	67,040,852	66,776,516
181 to 360	38,618,342	18,908,470	22,323,169	8,625,036	2,285,897	1,516,276	279,470	336,300	635,168	93,528,128	84,157,101
More than 360	121,177,466	55,486,025	76,283,287	19,269,529	6,457,989	7,100,494	1,373,695	1,523,614	5,623,168	294,295,267	290,154,101
Past due up to 14 days	131,555	430,364	128,506	229,492	144,745	79,705	18,609	10,310	41,736	1,215,022	1,224,480
Non-performing loans	-	-	2,862,807	4,572,881	5,805,730	6,919,306	3,823,805	3,789,546	13,405,651	41,179,726	29,337,181
Past-due installments	-	-	485,454	1,219,150	1,950,483	2,078,098	1,635,027	1,774,364	7,042,730	16,185,306	10,842,544
1 to 14	-	-	14,929	61,755	73,175	72,364	37,314	33,611	133,387	426,535	291,101
15 to 30	-	-	404,146	343,826	264,835	173,313	66,448	56,127	193,335	1,502,030	1,028,380
31 to 60	-	-	66,379	776,868	610,748	313,412	143,053	114,536	363,127	2,388,123	1,645,302
61 to 90	-	-	-	25,042	928,654	338,620	143,523	115,013	339,830	1,890,682	1,207,897
91 to 180	-	-	-	11,659	73,071	1,134,953	1,160,548	1,364,497	1,378,627	5,123,355	2,995,818
181 to 360	-	-	-	-	-	45,436	84,141	90,580	4,564,396	4,784,553	3,608,799
More than 360	-	-	-	-	-	-	-	-	70,028	70,028	65,247
Installments not yet due	-	-	2,377,353	3,353,731	3,855,247	4,841,208	2,188,778	2,015,182	6,362,921	24,994,420	18,494,637
1 to 30	-	-	133,470	223,627	233,719	215,026	103,756	94,243	315,303	1,319,144	919,172
31 to 60	-	-	125,146	202,416	202,182	188,503	94,938	88,123	309,217	1,210,525	830,645
61 to 90	-	-	108,279	165,814	187,302	187,992	93,413	86,197	286,440	1,115,437	818,176
91 to 180	-	-	226,958	369,211	446,396	519,046	250,387	231,833	779,733	2,823,564	1,944,855
181 to 360	-	-	359,401	585,720	714,052	872,311	405,981	375,873	1,256,619	4,569,957	3,227,053
More than 360	-	-	1,424,099	1,806,943	2,071,596	2,858,330	1,240,303	1,138,913	3,415,609	13,955,793	10,754,736
Total	233,526,438	135,943,113	145,581,673	57,245,953	19,975,073	18,771,776	6,665,624	6,038,406	21,551,945	645,300,001	609,176,420
Minimum required provision	-	679,715	1,455,817	1,717,379	1,997,507	5,631,532	3,332,811	4,226,885	21,551,945	40,593,591	35,886,394
Supplementary provision	-	176,189	451,180	884,959	2,341,128	2,962,707	1,195,205	1,728,895	-	9,740,263	9,220,830
Existing provision		855,904	1,906,997	2,602,338	4,338,635	8,594,239	4,528,016	5,955,780	21,551,945	50,333,854	45,107,224
Total portfolio as of December 31, 2021	181,519,650	152,982,973	135,798,991	77,468,904	19,300,640	10,361,145	7,331,659	5,590,910	18,821,548		609,176,420
Minimum required provision	-	764,915	1,357,990	2,324,068	1,930,064	3,108,344	3,665,828	3,913,637	18,821,548		35,886,394
Supplementary provision	-	160,077	284,712	1,117,899	3,518,757	1,946,210	916,840	1,276,335	-		9,220,830
Existing provision	-	924,992	1,642,702	3,441,967	5,448,821	5,054,554	4,582,668	5,189,972	18,821,548		45,107,224

I) Credit portfolio by days past due

Exposure - Loans								R$ thousand
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on September 30, 2022	585,237,913	11,528,354	18,443,859	5,031,839	11,881,718	12,891,349	284,969	645,300,001
Total on December 31, 2021	563,894,052	10,967,653	13,482,704	3,629,229	7,982,803	8,971,973	248,006	609,176,420

II) Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, the table below presents the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

				R$ thousand
Rating	On September 30, 2022		On December 31, 2021	
	Assets	Provision (1)	Assets	Provision (1)
AA	8,984	-	10,334	-
A	109,499	82	68,933	52
B	154,765	232	185,525	278
C	148,801	670	539,652	3,262
D	27,237	654	101,636	4,572
E	14,914	1,118	18,747	1,406
F	7,009	736	6,789	713
G	5,466	820	6,044	907
H	34,307	5,146	37,435	5,615
Total	510,982	9,458	975,095	16,805

(1) According to the criteria established in Resolution No. 4,846/20, article 6.

c) Concentration of loans

				R$ thousand
	On September 30, 2022	% (1)	On December 31, 2021	% (1)
Largest borrower	5,437,842	0.8	4,591,389	0.8
10 largest borrowers	40,628,659	6.3	36,566,184	6.0
20 largest borrowers	58,965,421	9.1	56,694,208	9.3
50 largest borrowers	85,611,225	13.3	85,693,624	14.1
100 largest borrowers	107,010,905	16.6	109,004,242	17.9

(1) Percentage on total portfolio (as defined by Bacen).

d) Credit portfolio by economic sector

				R$ thousand
	On September 30, 2022	%	On December 31, 2021	%
Public sector	6,116,835	0.9	6,274,554	1.0
Oil, derivatives and aggregate activities	4,179,334	0.6	4,419,138	0.7
Production and distribution of electricity	1,141,032	0.2	1,306,448	0.2
Other industries	796,469	0.1	548,968	0.1
Private sector	639,183,166	99.1	602,901,866	99.0
Companies	290,048,704	45.0	286,767,311	47.1
Real estate and construction activities	25,369,352	3.9	23,708,445	3.9
Retail	45,578,358	7.1	42,151,968	6.9
Services	58,214,093	9.0	49,027,498	8.0
Transportation and concession	27,393,960	4.2	26,937,082	4.4
Automotive	12,872,528	2.0	12,660,961	2.1
Food products	14,117,767	2.2	17,426,747	2.9
Wholesale	19,508,838	3.0	22,341,759	3.7
Production and distribution of electricity	6,656,531	1.0	7,555,587	1.2
Iron and steel industry	8,922,116	1.4	9,398,330	1.5
Sugar and alcohol	7,683,310	1.2	7,213,887	1.2
Holding	1,429,022	0.2	2,138,697	0.4
Capital goods	3,971,048	0.6	3,655,407	0.6
Pulp and paper	1,790,717	0.3	3,736,314	0.6
Chemical	5,567,348	0.9	6,839,500	1.1
Cooperative	4,092,477	0.6	3,442,407	0.6
Financial	3,395,277	0.5	3,264,759	0.5
Leisure and tourism	3,702,486	0.6	3,922,523	0.6
Textiles	2,471,445	0.4	2,635,846	0.4
Agriculture	1,346,688	0.2	1,451,848	0.2
Oil, derivatives and aggregate activities	1,557,018	0.2	1,957,203	0.3
Other industries	34,408,325	5.3	35,300,543	5.8
Individuals	349,134,462	54.1	316,134,555	51.9
Total	645,300,001	100.0	609,176,420	100.0

e) Changes in the renegotiated portfolio

	R$ thousand	
	2022	2021
Opening balance on January 1st	28,619,018	29,757,140
Amount renegotiated	24,494,102	21,656,071
Amount received/Others (1)	(15,685,516)	(19,383,100)
Write-offs	(4,790,377)	(3,834,084)
Closing balance on September 30	32,637,227	28,196,027
Expected credit loss associated with credit risk	20,407,081	17,781,950
Percentage on renegotiated portfolio	62.5%	63.1%

(1) Includes the settlement of renegotiated contracts through new transactions.

f) Changes in the provision and net expected credit loss associated with credit risk expense

I) Changes in provision for expected credit loss associated with credit risk

	R$ thousand	
	2022	2021
- Specific provision (1)	14,939,719	11,961,634
- Generic provision (2)	20,946,675	22,737,256
- Supplementary provision (3)	9,220,830	10,503,301
Opening balance on January 1st	45,107,224	45,202,191
Expected credit loss associated with credit risk expense (Note 10f II)	19,109,536	11,067,657
Write-offs	(13,695,327)	(11,956,588)
Exchange variation/Others	(187,579)	147,440
Closing balance on September 30	50,333,854	44,460,700
- Specific provision (1)	20,792,416	13,548,241
- Generic provision (2)	19,801,175	20,960,770
- Supplementary provision (3)	9,740,263	9,951,689

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

II) Expected credit loss associated with credit risk expense

The expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Expected credit loss associated with credit risk expense	19,109,536	11,067,657
Amounts recovered	(4,739,454)	(4,587,500)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	14,370,082	6,480,157

(1) Amounts previously written-off that are recovered including through assignment. In the nine month period ended September 30, 2022, there was assignment of credit from active operations, in the amount of R$4,877,276 thousand (R$3,364,606 thousand in 2021), whose sale value was R$369,450 thousand (R$871,574 thousand in 2021) and credit assignments of operations already written off as loss, without retention of risks and benefits in the amount of R$12,243,528 thousand (R$9,389,166 thousand in 2021), whose sale value was R$617,211 thousand (R$697,310 thousand in 2021).

11) OTHER FINANCIAL INSTRUMENTS

Sundry

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Foreign exchange portfolio (a)	71,444,654	37,281,983
Credit card operations	54,054,665	45,870,572
Trade and credit receivables (1)	34,577,496	34,297,647
Debtors for escrow deposits	20,744,442	19,819,051
Securities trading	6,967,258	4,795,860
Receivable insurance premiums	5,694,960	4,604,687
Receivables	1,498,550	1,293,457
Payments made to be reimbursed	996,445	830,816
Receivables on sureties and guarantees honored	19,798	297,316
Other investments	110,125	47,567
Receivables from sale of assets	95,136	99,023
Total	196,203,529	149,237,979

(1) Related to the termination of the exclusivity right for the provision of financial services and products.

a) Foreign exchange portfolio

Balances

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Assets – other financial instruments		
Exchange purchases pending settlement	42,582,760	27,326,479
Exchange sale receivables	29,049,842	9,911,900
(-) Advances in domestic currency received	(395,138)	(138,949)
Income receivable on advances granted	207,190	182,553
Total	71,444,654	37,281,983
Liability - Other financial instruments		
Exchange sales pending settlement	29,995,873	10,365,523
Exchange purchase payables	41,326,341	26,418,639
(-) Advances on foreign exchange contracts	(14,610,329)	(16,569,433)
Other	504	78
Total	56,712,389	20,214,807
Net foreign exchange portfolio	14,732,265	17,067,176
Memorandum accounts:		
- Loans available for import	468,011	1,233,034
- Confirmed exports loans	220,917	31,508

Foreign exchange results: Composition of the adjusted result of foreign exchange operations, for better presentation of the effective result.

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Revenue from financial intermediation – foreign exchange income	4,173,647	2,238,438
Adjustments:		
- Income on foreign currency financing (1)	193,979	102,818
- Income on export financing (1)	2,217,998	1,116,802
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(2,809,512)	(1,436,308)
- Funding expenses (3)	(1,983,984)	(764,406)
- Other (4)	553,044	222,549
Total adjustments	(1,828,475)	(758,545)
Net foreign exchange income	2,345,172	1,479,893

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the foreign exchange rate variations of amounts invested in foreign currency.

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled entities (joint ventures)

R$ thousand

Companies	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Equity in net income - Accumulated (1)	Other comprehensive income of the period	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	110,790	3,158,861	2,028,842	2,836,543	1,797,209	(21)	1,133	1,239
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.55%	243,693	1,008,902	2,062,191	1,193,453	885,092	24,201	-	98,574
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	418,606	2,995,439	1,385,881	3,326,891	269,003	(1,918)	(33,765)	(38,561)
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	21.02%	21.02%	10,964	90,730	1,084,869	386,069	750,010	(12,689)	-	(60,365)
Other (3)				6,080,711					523,679		
Total investments in associates				6,864,764					533,252		
Elo Participações S.A. (4)	São Paulo - Brazil	50.01%	50.01%	1,330,560	559,931	2,262,729	94,298	171,777	501,287	(59,785)	942,591
Total investments in joint ventures				1,330,560					501,287		
Total on September 30, 2022				8,195,324					1,034,539		

(1) The adjustments arising from the valuation consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of these condensed consolidated financial statements, permitted by regulation;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received interest on equity, R$158,988 thousand, in the nine month period ended September 30, 2022 referring to Empresa Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to September 30, 2022, the Organization had received R$471,392 thousand in dividends from this investment.

Companies	Total on December 31, 2021								For the nine month period ended September 30, 2021		R$ thousand
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Equity in net income - Accumulated (1)	Other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo – Brazil	20.00%	20.00%	110,564	3,191,545	1,155,424	2,429,956	1,364,194	9,136	(3,676)	45,680
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.55%	219,491	914,853	1,977,956	866,662	1,132,175	40,597	-	165,349
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	313,658	2,504,889	1,621,205	3,029,473	311,473	(2,539)	-	(6,348)
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	21.02%	21.02%	23,653	93,479	1,079,405	161,048	942,313	(10,822)	-	(51,484)
Other (3)				5,438,863					256,063	-	-
Total investments in associates				6,106,229					292,435		
Elo Participações S.A. (4)	São Paulo - Brazil	50.01%	50.01%	1,488,015	734,729	2,729,981	313,385	211,267	342,711	-	685,285
Total investments in joint ventures				1,488,015					342,711		
Total on December 31, 2021				7,594,244							
Total on September 30, 2021									635,146		

(1) The adjustments arising from the valuation consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of these condensed consolidated financial statements, permitted by regulation;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. In the nine month period ended September 30, 2021, the Organization received R$95,193 thousand in dividends and interest on equity from Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to September 30, 2021, the Organization received R$591,975 thousand in dividends from this investment.

13) PREMISES AND EQUIPMENT

	On September 30, 2022					R$ thousand
	Annual depreciation rate	Cost	Depreciation	Accumulated impairment of non-financial assets	Carrying amount	Carrying amount in December 31, 2021
Property and equipment:						
- Buildings (1)	4%	1,242,575	(949,883)	(175)	292,517	1,712,486
- Land	-	773,673	-	-	773,673	815,611
Facilities, furniture and premises and equipment	10%	5,453,074	(3,148,863)	(34,451)	2,269,760	2,392,864
Security and communication systems	10%	383,831	(290,018)	(7,785)	86,028	102,094
Data processing systems	20 to 40%	12,241,848	(8,036,746)	(5,981)	4,199,121	3,231,533
Transportation systems	10 to 20%	195,826	(110,856)	-	84,970	96,608
Assets under construction	-	519,566	-	-	519,566	672,719
Total on September 30, 2022		20,810,393	(12,536,366)	(48,392)	8,225,635	
Total on December 31, 2021		20,829,752	(11,762,059)	(43,778)		9,023,915

(1) It contemplates the reclassification to Other Assets, in compliance with Resolution No. 4,967/21 of the Central Bank, prospectively, according to article 10 of this resolution.

The fixed assets to shareholders' equity ratio is 24.8% (25.9% on December 31, 2021) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by Resolution No. 2,669/99.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,264,818 thousand (R$4,060,277 thousand on December 31, 2021), net of provisions for impairment and accumulated amortization, of which: (i) R$1,861,367 thousand (R$1,774,515 thousand on December 31, 2021) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss); and (ii) R$2,403,451 thousand (R$2,285,762 thousand on December 31, 2021) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

In the nine month period ended September 30, 2022, goodwill in the amount of R$403,906 thousand (R$1,132,666 thousand in 2021) was amortized (Note 31).

b) Intangible assets

Acquired intangible assets consist of:

	On September 30, 2022				R$ thousand
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization	Cost net of amortization in December 31, 2021
Acquisition of rights to provide financial services	Contract	8,927,851	(5,119,758)	3,808,093	4,127,366
Software	20%	15,595,231	(9,008,860)	6,586,371	4,931,270
Goodwill (2)	Up to 20%	14,094,384	(11,134,519)	2,959,865	2,842,176
Other	Contract	495,178	(428,038)	67,140	35,885
Total on September 30, 2022		39,112,644	(25,691,175)	13,421,469	
Total on December 31, 2021		36,327,645	(24,390,948)		11,936,697

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses"; and

(2) On September 30, 2022, primarily composed of goodwill on the acquisition of equity interest in BAC Florida Bank - R$1,243,263 thousand (R$1,402,820 thousand as of December 31, 2021), Odonto System – R$84,875 thousand (R$109,156 thousand as of December 31, 2021), Bradescard Mexico - R$10,439 thousand (R$11,449 thousand as of December 31, 2021), Bradesco BBI – R$38,233 thousand (R$51,430 thousand as of December 31, 2021), Kirton Bank - R$465,432 thousand (R$581,893 thousand as of December 31, 2021), RCB Investimentos - R$63,943 thousand (R$96,978 thousand as of December 31, 2021) and Banco Digio – R$332,361 thousand.

c) Changes in intangible assets by type

				R$ thousand
	On December 31, 2021	Additions / (reductions)	Amortization for the period	On September 30, 2022
Acquisition of rights to provide financial services	4,127,366	994,361	(1,313,634)	3,808,093
Software	4,931,270	2,512,020	(856,919)	6,586,371
Goodwill – Future profitability	2,289,946	521,595	(223,870)	2,587,671
Goodwill – Based on intangible assets and other reasons	116,609	-	(113,816)	2,793
Goodwill – Difference in fair value of assets/liabilities	435,621	-	(66,220)	369,401
Other	35,885	60,086	(28,831)	67,140
Total	11,936,697	4,088,062	(2,603,290)	13,421,469
Total (1)	12,250,588	2,564,600	(2,913,027)	11,902,161

(1) Corresponds to the movement of assets from December 31, 2020 to September 30, 2021.

15) OTHER ASSETS

		R$ thousand
	On September 30, 2022	On December 31, 2021
Prepaid taxes	12,420,114	13,286,829
Other assets and values (a)	5,715,207	5,367,283
Other debtors	2,694,030	3,066,085
Interbank and interdepartmental accounts	200,475	348,500
Other (1)	2,738,292	1,622,219
Total	23,768,118	23,690,916

(1) It basically includes material in stock, amounts receivable, other advances, advances and payments to be reimbursed and investment property, in the amount of R$1,379,971 thousand.

a) Other Assets and Values

I) Non-financial assets held for sale/other

				R$ thousand
	On September 30, 2022			Cost net of provision in December 31, 2021
	Cost	Accumulated impairment of non-financial assets	Cost net of provision	
Real estate	2,388,763	(1,499,042)	889,721	904,543
Vehicles and similar	614,855	(247,513)	367,342	289,921
Machinery and equipment	4,503	(3,467)	1,036	1,238
Other	29,917	(8,070)	21,847	13,120
Total on September 30, 2022	3,038,038	(1,758,092)	1,279,946	
Total on December 31, 2021	3,185,495	(1,976,673)		1,208,822

II) Prepaid expenses

		R$ thousand
	On September 30, 2022	On December 31, 2021
Deferred insurance acquisition costs (1)	1,346,405	1,159,821
Commission for the placement of loans and financing (2)	17,480	21,348
Advertising and marketing expenses (3)	362,994	368,644
Other (4)	950,290	631,975
Total	2,677,169	2,181,788

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

16) DEPOSITS FROM BANKS

R$ thousand

	On September 30, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - Financial Institutions	1,194,663	-	-	-	1,194,663	1,508,083
Interbank deposits	112,492	877,306	644,478	10,834	1,645,110	4,655,644
Securities sold under agreements to repurchase (a)	250,151,261	4,311,248	-	247,166	254,709,675	222,574,700
Borrowings (b)	3,929,663	26,182,873	7,591,542	828	37,704,906	26,546,104
Onlending (c)	1,101,385	2,773,669	3,719,372	15,897,693	23,492,119	23,724,749
Total on September 30, 2022	256,489,464	34,145,096	11,955,392	16,156,521	318,746,473	
%	80.5	10.7	3.8	5.0	100.0	
Total on December 31, 2021	222,594,841	26,499,773	11,878,705	18,035,961		279,009,280
%	79.8	9.5	4.3	6.4		100.0

a) Securities sold under agreements to repurchase

R$ thousand

	On September 30, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Own securities	129,886,383	4,034,858	-	247,166	134,168,407	160,891,409
• Government securities	120,504,415	336,075	-	-	120,840,490	146,943,356
• Debentures	6,484,751	3,224,035	-	10,412	9,719,198	3,870,961
• Foreign	2,897,217	474,748	-	236,754	3,608,719	10,077,092
Sale of securities purchased under reverse repos (1)	98,113,536	-	-	-	98,113,536	43,936,912
Sale of securities with no restriction on right to resell or repledge the collateral (1)	22,151,342	276,390	-	-	22,427,732	17,746,379
Total on September 30, 2022	250,151,261	4,311,248	-	247,166	254,709,675	
%	98.2	1.7	-	0.1	100.0	
Total on December 31, 2021	215,478,453	5,525,460	40,668	1,530,119		222,574,700
%	96.8	2.5	-	0.7		100.0

(1) Represented by government securities.

b) Borrowing

R$ thousand

	On September 30, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
In Brazil	-	12,840,370	-		12,840,370	1,010,274
– Official Institutions	-	12,840,370	-	-	12,840,370	1,010,274
Overseas	3,929,663	13,342,503	7,591,542	828	24,864,536	25,535,830
Total on September 30, 2022	3,929,663	26,182,873	7,591,542	828	37,704,906	
%	10.4	69.5	20.1	-	100.0	
Total on December 31, 2021	2,869,340	16,267,641	7,409,123	-		26,546,104
%	10.8	61.3	27.9	-		100.0

c) On-lending (1)

R$ thousand

	On September 30, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
In Brazil	1,101,385	2,773,669	3,719,372	15,897,693	23,492,119	23,724,749
- FINAME	369,292	1,497,203	2,009,143	8,686,263	12,561,901	11,773,849
- BNDES	728,313	1,276,443	1,280,415	7,210,042	10,495,213	11,656,865
- National Treasury	-	-	429,814	-	429,814	292,455
- Other institutions	3,780	23	-	1,388	5,191	1,580
Total on September 30, 2022	1,101,385	2,773,669	3,719,372	15,897,693	23,492,119	
%	4.7	11.8	15.8	67.7	100.0	
Total on December 31, 2021	1,399,772	2,515,569	3,590,923	16,218,485		23,724,749
%	5.9	10.6	15.1	68.4		100.0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Borrowing:		
- In Brazil	909,223	87,593
- Overseas	(1,198,621)	3,049,420
- Foreign Exchange variation from other assets and liabilities overseas	1,886,920	(1,221,640)
Subtotal borrowing	1,597,522	1,915,373
On-lending in Brazil:		
- BNDES	775,598	668,738
- FINAME	924,917	584,738
- National Treasury	11,631	1,287
- Other institutions	189	4
On-lending overseas:		
Payables to foreign bankers (Note 11a)	2,809,512	1,436,308
Subtotal on-lending	4,521,847	2,691,075
Total	6,119,369	4,606,448

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Savings deposits	6,905,810	2,634,424
Time deposits	23,173,472	6,393,517
Securities sold under agreements to repurchase	19,022,936	7,328,438
Securities issued (Note 18a)	15,040,348	4,316,482
Subordinated debts (Note 19b)	5,323,139	1,917,989
Other funding expenses	734,920	607,880
Subtotal	70,200,625	23,198,730
Inflation indexation and interest on insurance technical provisions, pension and capitalization (1)	22,489,909	8,425,231
Total	92,690,534	31,623,961

(1) Comprises the balance of financial income from insurance, pension plans and capitalization bonds (Note 9f III).

17) DEPOSITS FROM CUSTOMERS

R$ thousand

	On September 30, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - customers (1)	50,735,371	-	-	-	50,735,371	56,613,691
Savings deposits (1)	132,847,218	-	-	-	132,847,218	139,341,042
Time deposits (2)	26,270,411	46,966,002	90,528,919	240,643,288	404,408,620	373,771,517
Total on September 30, 2022	209,853,000	46,966,002	90,528,919	240,643,288	587,991,209	
%	35.7	8.0	15.4	40.9	100.0	
Total on December 31, 2021	222,968,554	47,974,278	61,694,101	237,089,317		569,726,250
%	39.2	8.4	10.8	41.6		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Consider the maturities established in the contracts.

18) SECURITIES ISSUED

R$ thousand

	On September 30, 2022					On December 31, 2021
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities – Brazil:						
- Letters of credit for real estate	610,103	4,064,793	16,618,255	26,388,514	47,681,665	41,461,933
- Letters of credit for agribusiness	841,066	4,666,622	20,808,751	4,242,446	30,558,885	17,300,060
- Financial bills	2,243,206	11,369,924	14,727,729	61,868,053	90,208,912	79,752,267
- Letters of credit guaranteed by property (1)	-	101,773	308,814	24,687,141	25,097,728	13,936,949
Subtotal	3,694,375	20,203,112	52,463,549	117,186,154	193,547,190	152,451,209
Securities – Overseas:						
- MTN Program Issues (2)	1,151,881	270,307	260,799	3,356,629	5,039,616	1,849,851
- Securitization of future flow of money orders received from overseas	-	4,371,906	-	4,297,868	8,669,774	9,136,961
- Issuance costs	-	-	-	(188)	(188)	(1,166)
Subtotal	1,151,881	4,642,213	260,799	7,654,309	13,709,202	10,985,646
Structured Operations Certificates	46,469	196,797	506,557	2,569,764	3,319,587	2,791,687
Total on September 30, 2022	4,892,725	25,042,122	53,230,905	127,410,227	210,575,979	
%	2.3	11.9	25.3	60.5	100.0	
Total on December 31, 2021	3,403,249	41,954,379	17,751,396	103,119,518		166,228,542
%	2.0	25.2	10.7	62.1		100.0

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$28,141,724 thousand (R$15,288,584 thousand in December 31, 2021), which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 250 and 274 months and a term of 43 months, if there is no expiration of LIGs in the next 180 days, the credit rights correspond to 1.72% of total assets and 42.56% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 89.06% and 6.87%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17; and

(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

		R$ thousand
	2022	2021
Opening balance on January 1st	166,228,542	144,903,825
Issuance	80,434,486	75,227,466
Interest accrued	15,040,348	4,316,482
Settlement and interest payments	(48,847,210)	(76,288,144)
Foreign exchange variation	(2,280,187)	626,661
Closing balance on September 30	210,575,979	148,786,290

19) SUBORDINATED DEBT

a) Composition by maturity

				R$ thousand
	Original term in years	Nominal amount	On September 30, 2022	On December 31, 2021
In Brazil				
Financial bills:				
2022	7	3,306,811	5,961,610	5,413,488
2023	7	1,347,452	2,345,020	2,125,935
2024	7	67,450	115,556	105,003
2025	7	3,871,906	5,036,829	6,427,648
2027	7	401,060	474,958	430,028
2023	8	1,523,546	2,972,650	2,685,658
2024	8	136,695	235,991	214,204
2025	8	3,328,102	3,542,966	6,477,614
2026	8	694,800	901,223	821,253
2028	8	55,437	65,553	59,315
2024	9	4,924	11,910	10,653
2025	9	370,344	596,212	546,022
2027	9	89,700	125,243	113,969
2022	10	11,658	32,928	147,062
2023	10	688,064	1,611,704	1,504,108
2025	10	284,137	800,534	709,953
2026	10	196,196	424,541	380,719
2027	10	256,243	412,509	377,838
2028	10	248,300	391,600	355,845
2030	10	134,500	167,793	155,130
2030	8	2,368,200	2,489,266	
2031	10	7,270,000	8,302,439	7,491,477
2032	10	4,377,500	4,627,945	
2026	11	3,400	6,676	6,226
2027	11	47,046	77,617	70,532
2028	11	74,764	126,184	115,528
Perpetual		13,199,755	14,367,507	11,458,580
Subtotal in Brazil			56,224,964	48,203,788
Overseas:				
2022 (3)	-	-	-	6,255,730
Issuance costs on funding	-	-	-	(8,441)
Subtotal overseas			-	6,247,289
Total (1) (2) (3)			56,224,964	54,451,077

(1) It includes the amount of R$36,419,229 thousand (R$31,129,540 thousand on December 31, 2021), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose;

(2) The information on results is presented in Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds; and

(3) In February, 2022, the Bradesco Grand Cayman subordinated debt issued abroad reached its maturity date and was settled for R$6,138,550 thousand (R$8,314,720 thousand on December 31, 2021).

b) Movement of subordinated debts

		R$ thousand
	2022	2021
Opening balance on January 1st	54,451,077	53,246,232
Issuance	8,779,030	5,735,100
Interest accrued	5,323,139	1,917,989
Settlement and interest payments	(11,826,711)	(10,826,743)
Exchange variation/Others	(501,571)	(62,700)
Closing balance on September 30	56,224,964	50,009,878

20) OTHER FINANCIAL LIABILITIES

		R$ thousand
	On September 30, 2022	On December 31, 2021
Foreign exchange portfolio (Note 11a)	56,712,389	20,214,807
Interbank and interdepartmental accounts	35,290,120	31,256,372
Securities trading	4,732,793	3,992,900
Obligations for operations linked to assignment	4,373,690	5,199,819
Total	101,108,992	60,663,898

21) PROVISIONS

a) Insurance, Life and Pension Plans and Capitalization Bonds

I) Technical provisions by account

R$ thousand

	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,090,358	1,179,406	261,379,138	241,065,876	-	-	262,469,496	242,245,282
Mathematical reserve for vested benefits (PMBC)	670,570	695,210	12,551,076	11,884,439	-	-	13,221,646	12,579,649
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,569,471	7,156,662	7,569,471	7,156,662
Reserve for claims incurred but not reported (IBNR)	5,425,940	4,961,922	979,977	1,013,842	-	-	6,405,917	5,975,764
Unearned premium reserve	6,217,782	4,922,416	3,350,155	2,483,194	-	-	9,567,937	7,405,610
Reserve for unsettled claims (PSL)	5,358,581	4,997,915	2,002,321	1,991,086	-	-	7,360,902	6,989,001
Reserve for financial surplus (PET)	-	-	883,091	861,170	-	-	883,091	861,170
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,294,578	1,163,481	1,294,578	1,163,481
Other reserves	2,800,995	3,376,202	4,901,032	5,027,038	85,298	80,497	7,787,325	8,483,737
Total technical provisions	21,564,226	20,133,071	286,046,790	264,326,645	8,949,347	8,400,640	316,560,363	292,860,356

II) Guarantees for technical provisions – minimum and actual values

R$ thousand

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021
Total technical provisions	21,564,226	20,133,071	286,046,790	264,326,645	8,949,347	8,400,640	316,560,363	292,860,356
(+) Monetary effect on the preparation of LAT (3)	-	-	935,254	1,295,070	-	-	935,254	1,295,070
(-) Portion corresponding to contracted reinsurance	(5,599)	(10,186)	(24,693)	(16,037)	-	-	(30,292)	(26,223)
(-) Premiums receivables	(2,374,870)	(1,774,506)	-	-	-	-	(2,374,870)	(1,774,506)
(-) Unearned premium reserve – Health and dental insurance (4)	(2,209,339)	(1,849,070)	-	-	-	-	(2,209,339)	(1,849,070)
Technical provisions to be covered	16,974,418	16,499,309	286,957,351	265,605,678	8,949,347	8,400,640	312,881,116	290,505,627
Investment fund quotas (VGBL and PGBL)	-	-	226,631,174	209,419,706	-	-	226,631,174	209,419,706
Investment fund quotas (excluding VGBL and PGBL)	3,625,890	4,354,207	23,613,141	25,661,527	1,193,039	1,206,730	28,432,070	31,222,464
Government securities	14,840,800	14,003,541	36,923,411	34,567,252	7,861,349	7,877,850	59,625,560	56,448,643
Shares	-	-	1,240,908	-	-	-	1,240,908	-
Private securities	186,936	-	755,049	270,249	-	-	941,985	270,249
Total assets held to guarantee technical provisions	18,653,626	18,357,748	289,163,683	269,918,734	9,054,388	9,084,580	316,871,697	297,361,062

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$2,699,781 thousand (R$3,280,927 thousand as of December 31, 2021) and the Reserve for Related Expenses of R$88,139 thousand (R$84,224 thousand as of December 31, 2021);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$3,147,430 thousand (R$3,047,124 thousand as of December 31, 2021), "Reserve for related expenses" of R$429,106 thousand (R$653,541 thousand as of December 31, 2021) and "Other technical provisions" of R$1,305,127 thousand (R$1,305,127 thousand as of December 31, 2021);

(3) The result of the liability adequacy test, carried as of June 30, 2022, showed a total insufficiency of R$935,254 thousand, which was fully offset by the surplus value of the guaranteeing assets; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 521/22.

III) Other income from insurance, pension plans and capitalization bonds

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Written premiums	40,503,321	34,927,939
Pension plan contributions (including VGBL)	25,600,402	21,454,439
Capitalization bond income	4,880,570	4,223,314
Ceded coinsurance premiums	(57,571)	(33,719)
Refunded premiums	(18,258)	(18,913)
Net written premiums earned	**70,908,464**	**60,553,060**
Reinsurance premiums paid	(18,025)	(17,864)
Insurance, pension plan and capitalization bond retained premiums	**70,890,439**	**60,535,196**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(29,619,595)	(25,014,430)
Capitalization bond prize draws and redemptions	(4,222,966)	(3,754,108)
Retained claims	(29,049,540)	(25,617,612)
Insurance, pension plan and capitalization expenses	(2,595,267)	(2,419,458)
Other income from insurance, pension plans and capitalization bonds	**5,403,071**	**3,729,588**

b) Other reserves

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Provision for contingencies (Note 22)	21,975,735	23,979,615
Provision for Financial guarantees provided (I)	1,339,987	2,077,041
Other	12,127,036	10,622,535
Total	35,442,758	36,679,191

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is constituted based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale a combination of quantitative models and individualized analyzes is adopted.

	R$ thousand			
	On September 30, 2022		On December 31, 2021	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	35,207,011	(600,765)	35,279,837	(816,655)
Bank sureties	54,736,986	(737,514)	45,978,124	(1,257,801)
Others	2,541,398	(1,708)	2,209,132	(2,585)
Total	92,485,395	(1,339,987)	83,467,093	(2,077,041)

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification referring to banking products and services and the replacement of the expunged inflation rates resulting from economic plans. These lawsuits are individually controlled through a system and provisioned whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which claims are limited to 40 minimum wages (limit of R$48 thousand on September 30, 2022).

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking

into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, after which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. Bradesco believes that the provisioning was made to cover the eligible proceedings to the related agreement.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) keep suspended the prosecution of all lawsuits without final judgment, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned even though there is a reasonable possibility of favorable outcome, based on Management's assessment considering the analysis of external legal counsel. The progress of cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored by Management. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,858,165 thousand (R$2,734,993 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,784,660 thousand (R$1,781,022 thousand on December 31, 2021): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on MTM - R$674,582 thousand (R$647,878 thousand on December 31, 2021): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$620,840 thousand (R$527,970 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services);

- INSS – Contribution to SAT – R$471,962 thousand (R$450,289 thousand on December 31, 2021): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

- INSS Autonomous Brokers – R$253,248 thousand (R$343,896 thousand on December 31, 2021): The Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as per new wording in Law No. 9,876/99.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

		R$ thousand
	On September 30, 2022	On December 31, 2021
Labor claims	6,358,559	6,729,107
Civil claims	8,195,376	9,178,471
Provision for tax risks	7,421,800	8,072,037
Total (Note 21b)	**21,975,735**	**23,979,615**

V - Changes in provisions – Provision expenses

			R$ thousand
	Labor	Civil	Tax
Balance on January 1st, 2022	6,729,107	9,178,471	8,072,037
Adjustment for inflation	581,404	289,775	382,806
Provisions, net of (reversals and write-offs)	738,064	677,281	(960,153)
Payments	(1,690,016)	(1,950,151)	(72,890)
Balance on September 30, 2022	6,358,559	8,195,376	7,421,800

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on September 30, 2022, R$8,757,887 thousand (R$7,979,276 thousand on December 31, 2021) for civil claims and R$37,378,738 thousand (R$37,556,235 thousand on December 31, 2021) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$10,319,142 thousand (R$9,708,225 thousand on December 31, 2021): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2017 – R$7,758,921 thousand (R$7,455,648 thousand on December 31, 2021), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2001 to 2005 – R$5,673,710 thousand (R$5,450,794 thousand on December 31, 2021): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of

the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- ISSQN – Commercial Leasing Companies – R$1,669,109 thousand (R$1,466,305 thousand on December 31, 2021): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- PIS and COFINS notifications and disallowances of compensations – R$1,561,119 thousand (R$1,501,667 thousand on December 31, 2021): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,228,192 thousand (R$1,168,741 thousand on December 31, 2021): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2016 – R$925,360 thousand (R$875,658 thousand on December 31, 2021): relating to disallowance of expenses with credit losses;

- Social Security Contribution Taxes – 2014 to 2021 – R$787,924 thousand (R$2,875,747 thousand on December 31, 2021): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura". On September 30, 2022, based on the unanimous decision of CARF, which recognized the non-salary nature of amounts made available to employees as meal/food vouchers, which resulted in the reclassification to remote risk contingency liabilities;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$717,171 thousand (R$686,308 thousand on December 31, 2021): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$170,733 thousand (R$507,915 thousand on December 31, 2021): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other subjects

There is currently a criminal case against two former members of Bradesco's board, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from the so-called Operation Zelotes, investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). A first degree sentence was handed down acquitting the two former members of Bradesco's board of directors, pending transit in court.

23) OTHER LIABILITIES

		R$ thousand
	On September 30, 2022	On December 31, 2021
Sundry creditors (1)	5,262,508	4,971,568
Payment of taxes and other contributions	5,956,991	721,618
Credit card operations	3,065,127	3,944,174
Taxes and contributions payable	4,618,833	4,595,167
Liabilities for acquisition of assets and rights	1,429,216	1,375,489
Social and statutory	4,256,091	504,416
Obligations for quotas of investment funds	3,622,520	3,737,373
Other	5,101,824	6,501,780
Total	**33,313,110**	**26,351,585**

(1) Includes amounts due for the termination of the exclusivity right for the provision of financial services and products.

24) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On September 30, 2022	On December 31, 2021
Common	5,338,393,881	4,870,579,247
Preferred	5,320,094,147	4,848,500,325
Subtotal	**10,658,488,028**	**9,719,079,572**
Treasury (common shares) (1)	-	(17,493,900)
Treasury (preferred shares) (1)	-	(12,051,100)
Total outstanding shares	**10,658,488,028**	**9,689,534,572**

(1) On March 10, 2022, the cancellation of all shares held in treasury issued by the Company was approved (item e).

b) Changes in quantity of outstanding shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2021	**4,853,085,347**	**4,836,449,225**	**9,689,534,572**
Increase of capital stock with issuance of shares – bonus of 10% (1)	485,308,534	483,644,922	968,953,456
Number of outstanding shares as at September 30, 2022	**5,338,393,881**	**5,320,094,147**	**10,658,488,028**

(1) It benefited the shareholders registered in the records of Bradesco on April 18, 2022.

In the Special Shareholders' Meeting of March 10, 2022, it was approved the proposal of the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$83,100,000 thousand to R$87,100,000 thousand, with a bonus of 10% (ten per cent) in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 968,953,456 new nominative-book entry shares, with no nominal value, whereby 485,308,534 are common and 483,644,922 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, approved by Bacen on March 31, 2022.

c) Profit reserves

	R$ thousand	
	On September 30, 2022	On December 31, 2021
Profit reserves		
- Legal reserve (1)	12,512,777	11,548,007
- Statutory reserve (2)	62,375,986	56,122,893
Total	74,888,763	67,670,900

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and

(2) In order to maintain an operating margin compatible with the development of the Company's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

d) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on June 9, 2022, the Board of Executive Officers' proposal was approved for the payment of intermediate interest on equity to shareholders, related to the first half of 2022, in the amount of R$2,000,000 thousand, of which R$0.178723065 per common share and R$0.196595372 per preferred share, which payment was made on June 30, 2022.

Interest on shareholders' equity for the first half of 2022, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	19,295,401	
(-) Legal reserve	964,770	
Adjusted calculation basis	18,330,631	
Monthly and intermediary interest on shareholders' equity (gross), paid	3,667,072	
Additional provisioned interest on equity (gross)	3,743,764	
Withholding income tax on interest on shareholders' equity	(1,111,625)	
Interest on shareholders' equity (net) accumulated on September 30, 2022	6,299,211	34.36
Interest on shareholders' equity (net) accumulated on September 30, 2021	5,541,177	31.07

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	R$ thousand Net amount paid/provisioned
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.155248	0.170773	1,519,032	227,855	1,291,177
Intermediary interest paid on shareholders' equity (1)	0.490007	0.539008	5,000,000	750,000	4,250,000
Total accrued on September 30, 2021	0.645255	0.709781	6,519,032	977,855	5,541,177
Monthly interest on shareholders' equity paid	0.155249	0.170773	1,667,072	250,061	1,417,011
Intermediary interest on shareholders' equity paid (2)	0.178723	0.196595	2,000,000	300,000	1,700,000
Supplementary interest on shareholders' equity provisioned	0.184677	0.203145	3,743,764	561,564	3,182,200
Total accrued on September 30, 2022	0.518650	0.570513	7,410,836	1,111,625	6,299,211

(1) Paid on July 12, 2021; and

(2) Paid on June 30, 2022.

e) Treasury shares

In the Special Shareholders' Meeting held on March 10, 2022, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 29,545,000 nominative-book-entry shares was approved, being 17,493,900 common shares and 12,051,100 preferred shares, without reduction of share capital (which was also approved by Bacen on March 31, 2022).

On May 5, 2022, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from 5.6. , with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

f) Earnings per share

i. Basic earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	For the nine month period ended September 30	
	2022 (1)	2021 (1)
Net earnings attributable to the Organization's common shareholders (R$ thousand)	9,211,012	8,962,611
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	10,084,389	9,812,435
Weighted average number of common shares outstanding (thousands)	5,338,394	5,352,349
Weighted average number of preferred shares outstanding (thousands)	5,320,094	5,329,619
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.73	1.67
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.90	1.84

(1) All amounts of shares presented in previous periods have been adjusted to reflect the split of shares, approved at the Extraordinary General Meeting of March 10, 2022, in the proportion of 1 new share for every 10 held.

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of September 30, 2022, the balance of minority interests in subsidiaries was R$745,579 thousand (R$713,955 thousand on December 31, 2021), represented, primarily by Odontoprev.

26) FEE AND COMMISSION INCOME

		R$ thousand
	For the nine month period ended September 30	
	2022	2021
Credit card income	6,677,715	5,391,871
Checking account	5,800,436	5,949,346
Loans	2,076,219	2,014,146
Collections	1,395,507	1,484,406
Consortium management	1,659,452	1,631,338
Asset management	949,884	995,209
Underwriting/ Financial advisory services	691,508	1,019,323
Custody and brokerage services	991,256	979,424
Payments	334,117	331,950
Other	659,391	609,463
Total	21,235,485	20,406,476

27) PAYROLL AND RELATED BENEFITS

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Salaries	8,184,927	7,464,279
Benefits	3,915,544	3,411,973
Social security charges	2,718,802	2,467,209
Employee profit sharing	1,479,173	1,361,610
Training	74,984	51,543
Total	16,373,430	14,756,614

28) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Outsourced services	3,820,841	3,599,044
Depreciation and amortization	2,576,976	2,357,331
Data processing	1,553,105	1,603,951
Communication	837,144	958,605
Asset maintenance	1,043,164	964,733
Rental	899,372	910,394
Financial system services	1,123,144	884,537
Advertising and marketing	1,274,503	779,567
Security and surveillance	438,877	442,974
Transport	583,873	513,996
Water, electricity and gas	279,086	260,300
Supplies	88,027	77,536
Travel	54,509	21,584
Other	1,144,828	898,094
Total	15,717,449	14,272,646

29) TAX EXPENSES

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Contribution for Social Security Financing (COFINS)	3,886,863	3,367,305
Social Integration Program (PIS) contribution	611,924	531,240
Tax on Services (ISSQN)	740,441	888,832
Municipal Real Estate Tax (IPTU) expenses	98,290	92,116
Other	191,576	244,222
Total	5,529,094	5,123,715

30) OTHER OPERATING INCOME

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Other interest income	2,751,216	1,386,313
Reversal of other operating provisions	3,871,080	1,974,256
Revenues from recovery of charges and expenses	450,383	279,815
Other	3,509,914	1,887,680
Total	10,582,593	5,528,064

31) OTHER OPERATING EXPENSES

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Other finance costs	1,306,577	1,016,415
Sundry losses	627,159	313,366
Discount granted	1,839,608	1,268,817
Commissions on loans and financing	543,850	517,237
Intangible assets amortization - payroll	917,543	961,265
Goodwill amortization (Note 14a)	403,906	1,132,666
Card marketing expenses	2,538,026	2,226,020
Other	7,950,552	5,678,565
Total	16,127,221	13,114,351

32) NON-OPERATING INCOME (LOSS)

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Gain/loss on sale and write-off of assets and investments (1)	642,073	89,549
Recording/reversal of non-operating provisions (2)	(162,671)	(231,451)
Other	73,801	42,612
Total	553,203	(99,290)

(1) In 2022, includes gains related to the demutualization of the CIP (*Câmara Interbancária de Pagamentos*); and
(2) Primarily includes the provision for devaluation of non-financial assets held for sale.

33) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Income before income tax and social contribution	25,234,802	27,401,031
Total burden of income tax and social contribution at the current rates	(11,355,661)	(12,330,464)
Effect on the tax calculation:		
Equity investment in unconsolidated and jointly controlled companies	465,543	285,816
Net non-deductible expenses of non-taxable income	261,432	247,318
Interest on shareholders' equity (paid and payable)	3,334,876	2,140,698
Other amounts (1) (2)	1,544,352	1,190,513
Income tax and social contribution for the period	(5,749,458)	(8,466,119)

(1) Basically includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount in 2021 of R$(279,528) thousand; (ii) the equalization of the effective rate of non-bank financial companies and companies in the insurance sector, as of 2020, and of non-financial companies, in relation to the stated rate; and (iii) the incentivized deductions; and
(2) On July 28, 2020, Law No. 14,031 was enacted, which changed, as of the 2021 financial year, the tax treatment levied on the exchange rate variation of the portion with risk coverage (hedge) of investments in foreign operations, registered in accordance with the accrual basis, which must be computed in the determination of the taxable income and on the basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country, in the proportion of: i) 50%, in the year 2021; and ii) 100%, from the year 2022.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Current taxes:		
Income tax and social contribution payable	(7,999,971)	(5,969,642)
Deferred taxes:		
Constitution/realization in the period on temporary additions and exclusions	2,838,909	(2,002,146)
Use of opening balances of:		
Social contribution loss	(463,820)	(350,565)
Income tax loss	(505,008)	(442,367)
Constitution in the period of:		
Social contribution loss	100,836	103,623
Income tax loss	279,596	194,978
Total deferred tax expense	**2,250,513**	**(2,496,477)**
Income tax and social contribution for the period	**(5,749,458)**	**(8,466,119)**

c) Deferred income tax and social contribution

				R$ thousand
	Balance on December 31, 2021	Expected credit loss associated with credit risk expense	Amount realized	Balance on September 30, 2022
Expected credit loss associated with credit risk	43,683,213	11,353,225	(6,347,052)	48,689,386
Civil provisions	4,011,932	243,723	(651,118)	3,604,537
Tax provisions	3,401,251	239,892	(411,031)	3,230,112
Labor provisions	2,996,377	335,595	(497,047)	2,834,925
Impairment of securities and investments	3,912,172	322,644	(1,770,022)	2,464,794
Non-financial assets held for sale	845,667	128,246	(209,230)	764,683
Fair value adjustment of trading securities and derivatives	353,503	42	(341,282)	12,263
Amortization of goodwill	199,654	17,823	(8,342)	209,135
Provision for interest on own capital (1)	-	1,684,696	-	1,684,696
Other	5,471,297	1,890,140	(1,891,457)	5,469,980
Total deductible taxes on temporary differences	**64,875,066**	**16,216,026**	**(12,126,581)**	**68,964,511**
Income tax and social contribution losses in Brazil and overseas	18,701,919	470,281	(968,828)	18,203,372
Subtotal	**83,576,985**	**16,686,307**	**(13,095,409)**	**87,167,883**
Adjustment to fair value of available-for-sale securities	2,189,313	2,063,934	(855,880)	3,397,367
Total deferred tax assets	**85,766,298**	**18,750,241**	**(13,951,289)**	**90,565,250**
Deferred tax liabilities (Note 33e)	**5,595,140**	**2,080,758**	**(1,528,142)**	**6,147,756**
Deferred tax assets, net of deferred tax liabilities	**80,171,158**	**16,669,483**	**(12,423,147)**	**84,417,494**
- Percentage of net deferred tax assets on capital	**53.4%**			**54.0%**
- Percentage of net deferred tax assets over total assets	**4.8%**			**4.6%**

(1) The tax credit on interest on shareholders' equity is accounted for up to the tax limit allowed.

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On September 30, 2022, there was a total of R$16,536 thousand (R$12,681 thousand as of December 31, 2021) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable under the technical study and analyses made by the Board as required by Bacen.

In view of the short period of validity of the increase in the CSLL rate, determined by Law No. 14,446, of September 2, 2022, it did not have a material impact on the Financial Statements.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

				On September 30 - R$ thousand	
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2022	2,439,183	1,829,135	188,214	149,933	4,606,465
2023	10,074,705	7,971,076	266,868	211,080	18,523,729
2024	11,321,887	9,011,009	154,229	159,699	20,646,824
2025	9,930,378	7,907,259	112,732	127,965	18,078,334
2026	3,473,783	2,598,034	1,264,676	980,717	8,317,210
2027	632,706	477,832	2,053,471	1,630,451	4,794,460
2028	243,494	173,020	1,960,035	1,530,085	3,906,634
2029	81,440	53,155	2,051,636	1,614,404	3,800,635
2030	146,256	88,688	1,713,230	1,824,953	3,773,127
2031	324,095	187,376	17,633	191,361	720,465
Total	38,667,927	30,296,584	9,782,724	8,420,648	87,167,883

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On September 30, 2022, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$80,151,125 thousand (R$76,415,054 thousand on December 31, 2021), of which: R$64,603,235 thousand (R$60,621,807 thousand on December 31, 2021) of temporary differences; and R$15,547,890 thousand (R$15,793,247 thousand on December 31, 2021) to tax losses and negative basis of social contribution.

e) Deferred tax liabilities

				R$ thousand
	Balance on December 31, 2021	Expected credit loss associated with credit risk expense	Realized/Decrease	Balance on September 30, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	831,054	(1,115,831)	1,539,387
Difference in depreciation	274,687	118,067	(3)	392,751
Judicial deposit	2,326,652	427,918	(109,162)	2,645,408
Other	848,344	693,634	(30,300)	1,511,678
Total deferred liabilities on temporary exclusions	5,273,847	2,070,673	(1,255,296)	6,089,224
Adjustment to fair value of available-for-sale securities	321,293	10,085	(272,846)	58,532
Total deferred tax expense (Note 33c)	5,595,140	2,080,758	(1,528,142)	6,147,756

34) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to manage the Organization, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

				R$ thousand
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	18,194,732	225,575	(678,897)	17,741,410
Interbank investments and Compulsory deposits with the Brazilian Central Bank	268,534,650	26,420	(511,549)	268,049,521
Securities and derivative financial instruments	723,835,948	6,660,065	44,236,298	774,732,311
Loans and leases	543,126,631	(90,271)	(463,819)	542,572,541
Other financial instruments	196,203,529	2,176,799	(1,104,314)	197,276,014
Expected credit loss associated with credit risk	(50,333,854)	(148)	-	(50,334,002)
Deferred income tax assets	90,565,250	522,995	-	91,088,245
Investments in associates and jointly controlled entities	8,195,324	(5,115,387)	-	3,079,937
Premises and equipment, net	8,274,027	313,842	-	8,587,869
Intangible assets and goodwill, net	13,421,469	3,530,428	-	16,951,897
Other assets	23,768,118	1,596,347	(432,839)	24,931,626
Accumulated impairment of non-financial assets	(3,175,780)	129,254	-	(3,046,526)
Total on September 30, 2022	1,840,610,044	9,975,919	41,044,880	1,891,630,843
Total on December 31, 2021	1,653,665,568	10,413,213	31,138,435	1,695,217,216

R$ thousand

	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	318,746,473	1,225,020	40,557,238	360,528,731
Deposits from customers	587,991,209	(165,046)	2,912,721	590,738,884
Securities issued	210,575,979	-	4,395,306	214,971,285
Subordinated debt	56,224,964	-	-	56,224,964
Derivative financial instruments	16,868,737	(4,665)	(2,099,357)	14,764,715
Other financial liabilities	101,108,992	(1,756,718)	(569,203)	98,783,071
Provisions	352,003,121	1,233,940	(18,078)	353,218,983
Deferred income tax liabilities	6,147,756	74,265	-	6,222,021
Other liabilities	33,313,110	8,510,144	(4,133,747)	37,689,507
Non-controlling interest	745,579	858,979	-	1,604,558
Shareholders' equity	156,884,124	-	-	156,884,124
Total on September 30, 2022	1,840,610,044	9,975,919	41,044,880	1,891,630,843
Total on December 31, 2021	1,653,665,568	10,413,213	31,138,435	1,695,217,216

R$ thousand

	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	136,622,499	593,354	1,102,253	138,318,106
Expenses from financial intermediation	(76,319,994)	(320,067)	(2,155,383)	(78,795,444)
Financial margin	60,302,505	273,287	(1,053,130)	59,522,662
Expected Credit Loss Associated with Credit Risk expense	(19,109,536)	(43,143)	-	(19,152,679)
Gross income from financial intermediation	41,192,969	230,144	(1,053,130)	40,369,983
Other income from insurance, pension plans and capitalization bonds	5,403,071	-	-	5,403,071
Fee and commission income and income from banking fees	21,235,485	3,558,610	1,482,143	26,276,238
Personnel expenses	(16,373,430)	(552,598)	-	(16,926,028)
Other administrative expenses	(15,717,449)	(772,749)	482,877	(16,007,321)
Tax expenses	(5,529,094)	(479,947)	-	(6,009,041)
Share of profit (loss) of associates and jointly controlled entities	1,034,539	(877,857)	-	156,682
IR/CS and Other income/expenses	(11,950,690)	(1,105,603)	(911,890)	(13,968,183)
Net Income in the nine month period ended September 30, 2022	19,295,401	-	-	19,295,401
Net Income in the nine month period ended September 30, 2021	18,775,046	-	-	18,775,046

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	13,518,419	4,453,155	388,441	7,195	577	(626,377)	17,741,410
Interbank investments and Compulsory deposits with the Brazilian Central Bank	267,146,586	902,935	-	-	-	-	268,049,521
Securities and derivative financial instruments	418,825,124	24,497,070	342,486,538	7,542	3,390,200	(14,474,163)	774,732,311
Loans and leases	499,820,833	87,838,623	-	-	-	(45,086,915)	542,572,541
Other financial instruments	197,164,484	2,140,618	9,296,432	17,671	150,237	(11,493,428)	197,276,014
Expected credit loss associated with credit risk	(48,934,853)	(1,399,149)	-	-	-	-	(50,334,002)
Deferred income tax assets	85,397,889	249,896	5,264,347	1,199	174,914	-	91,088,245
Investments in associates and jointly controlled entities	68,378,388	-	2,244,398	-	1,234	(67,544,083)	3,079,937
Premises and equipment, net	6,484,801	47,000	2,055,682	368	18	-	8,587,869
Intangible assets and goodwill, net	14,307,674	35,317	2,608,174	401	331	-	16,951,897
Other assets	19,205,562	968,910	4,643,582	860	116,348	(3,636)	24,931,626
Accumulated impairment of non-financial assets	(3,029,725)	-	(16,689)	-	(112)	-	(3,046,526)
Total on September 30, 2022	**1,538,285,182**	**119,734,375**	**368,970,905**	**35,236**	**3,833,747**	**(139,228,602)**	**1,891,630,843**
Total on December 31, 2021	**1,358,128,703**	**127,643,287**	**342,140,696**	**35,152**	**5,495,625**	**(138,226,247)**	**1,695,217,216**

Liabilities							
Deposits from banks	391,567,976	16,276,103	-	-	-	(47,315,348)	360,528,731
Deposits from customers	538,824,821	52,700,173	-	-	-	(786,110)	590,738,884
Securities issued	213,332,074	13,709,202	-	-	-	(12,069,991)	214,971,285
Subordinated debt	56,224,964	-	-	-	-	-	56,224,964
Derivative financial instruments	11,422,252	3,352,787	1,268	-	-	(11,592)	14,764,715
Other financial liabilities	98,721,584	61,487	-	-	-	-	98,783,071
Provisions	29,835,179	94,276	323,140,595	21,075	132,286	(4,428)	353,218,983
Deferred income tax liabilities	5,639,861	42,429	514,163	-	25,568	-	6,222,021
Other liabilities	34,882,772	1,325,184	12,947,088	1,861	29,650	(11,497,048)	37,689,507
Non-controlling interest	949,575	32,172,734	32,367,791	12,300	3,646,243	(67,544,085)	1,604,558
Shareholders' equity	156,884,124	-	-	-	-	-	156,884,124
Total on September 30, 2022	**1,538,285,182**	**119,734,375**	**368,970,905**	**35,236**	**3,833,747**	**(139,228,602)**	**1,891,630,843**
Total on December 31, 2021	**1,358,128,703**	**127,643,287**	**342,140,696**	**35,152**	**5,495,625**	**(138,226,247)**	**1,695,217,216**

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	109,632,351	2,462,370	27,376,643	2,741	286,850	(1,442,849)	138,318,106
Expenses from financial intermediation	(56,494,864)	(1,253,503)	(22,489,909)	-	(17)	1,442,849	(78,795,444)
Financial margin	53,137,487	1,208,867	4,886,734	2,741	286,833	-	59,522,662
Expected Credit Loss Associated with Credit Risk expense	(19,888,511)	735,832	-	-	-	-	(19,152,679)
Gross income from financial intermediation	33,248,976	1,944,699	4,886,734	2,741	286,833	-	40,369,983
Other income from insurance, pension plans and capitalization bonds	-	-	5,365,088	10,511	-	27,472	5,403,071
Fee and commission income and income from banking fees	24,607,303	433,476	1,277,525	-	5,740	(47,806)	26,276,238
Personnel expenses	(14,825,688)	(348,876)	(1,744,890)	(7,297)	723	-	(16,926,028)
Other administrative expenses	(14,918,086)	(322,014)	(1,172,933)	(5,075)	(5,212)	415,999	(16,007,321)
Tax expenses	(5,118,796)	(18,051)	(858,705)	(134)	(13,355)	-	(6,009,041)
Share of profit (loss) of associates and jointly controlled entities	79,817	-	76,865	-	-	-	156,682
IR/CS and Other income/expenses	(9,695,094)	(669,489)	(3,117,604)	(3,033)	(87,298)	(395,665)	(13,968,183)
Net Income/Loss accumulated on September 30, 2022	13,378,432	1,019,745	4,712,080	(2,287)	187,431	-	19,295,401
Net Income/Loss accumulated on September 30, 2021	14,671,069	319,695	3,823,255	3,980	(42,953)	-	18,775,046

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;

(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

35) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021	On September 30, 2022	On December 31, 2021
Assets								
Interbank investments	-	-	-	431,132	-	-	-	431,132
Securities and derivative financial instruments	157,250	113,137	261,377	246,293	-	-	418,627	359,430
Loans and other assets	17	11	796,115	127,391	197,903	186,714	994,035	314,116
Liabilities								
Demand deposits/Savings accounts	229	7,726	21,674	52,881	19,062	21,217	40,965	81,824
Time deposits	2,814,033	2,472,296	392,815	671,714	589,917	275,519	3,796,765	3,419,529
Securities sold under agreements to repurchase	140,064	969,421	9,083	14,556	-	-	149,147	983,977
Funds from issuance of securities and subordinated debts	17,049,769	14,179,462	-	-	900,948	763,057	17,950,717	14,942,519
Derivative financial instruments	-	-	-	34,815	-	-	-	34,815
Interest on own capital and dividends payable	704,768	54,732	-	-	-	-	704,768	54,732
Other liabilities	-	-	13,746,512	12,285,329	33,084	30,737	13,779,596	12,316,066

For the nine month period ended September 30 - R$ thousand

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2022	2021	2022	2021	2022	2021	2022	2021
Income from financial intermediation	58,456	25,474	91,163	34,208	-	-	149,619	59,682
Financial intermediation expenses	(1,819,171)	(474,298)	(111,792)	(56,610)	(107,485)	(26,927)	(2,038,448)	(557,835)
Income from services provided	122	130	119,823	73,382	27	138	119,972	73,650
Other expenses net of other operating revenues	56,584	47,596	(1,464,208)	(1,230,181)	(392,204)	26,677	(1,799,828)	(1,155,908)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 12; and

(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2022, the maximum amount of R$778,650 thousand was determined for the remuneration of the Directors and R$554,872 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Key Management Personnel

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Remuneration	574,063	494,279
Total	574,063	494,279

Post-employment benefits

	R$ thousand	
	For the nine month period ended September 30	
	2022	2021
Defined contribution supplementary pension plans	374,149	313,651
Total	374,149	313,651

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On September 30, 2022	On December 31, 2021
• Common shares	0.34%	0.33%
• Preferred shares	0.81%	0.80%
• Total shares (1)	0.57%	0.57%

(1) On September 30, 2022, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.63% of common shares, 0.85% of preferred shares and 1.74% of all shares (2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares on December 31, 2021).

36) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose objective is to advise the Chief Executive Officer in the performance of his duties in the management and control of all risks and the Organization's capital; and
- Risk Committee, whose main objective is to assess the Organization's risk management framework, as well as to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousand	
	Basel III	
	On September 30, 2022	On December 31, 2021
	Prudential	
Regulatory capital - values		
Common equity	119,903,004	119,106,689
Level I	134,270,511	130,565,269
Reference Equity - RE	156,322,234	150,236,230
Excess of resources invested in permanent assets	-	-
PR Highlight	-	-
Risk-weighted assets (RWA) - amounts		
Total RWA	988,412,137	953,325,685
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	12.1%	12.5%
Level 1 Index	13.6%	13.7%
Basel Ratio	15.8%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.00%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.00%
Excess Margin of Common Equity	4.13%	4.99%
Leverage Ratio (AR)		
Total exposure	1,774,994,359	1,530,418,615
AR	7.6%	8.5%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	207,869,713	177,885,181
Total net cash outflow	119,004,274	128,779,954
LCR	174.7%	138.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	872,617,110	803,600,023
Stable resources required (RSF)	719,140,462	686,072,267
NSFR	121.3%	117.1%

(1) Failure to comply with ACP rules causes restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

c) Indicator of Global Systemic Importance (IAISG)

According to the Resolutions No. 171/21 and No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important.

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated

Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)		R$ thousand
	On September 30, 2022	On December 31, 2021
Fixed rates	3,019	1,693
IGPM/IPCA	7,805	2,008
Exchange coupon	71	21
Foreign currency	2,471	951
Equities	2,198	450
Sovereign/Eurobonds and Treasuries	5,621	3,049
Other	1,305	2,828
Correlation/diversification effect	(12,814)	(7,404)
VaR (Value at Risk)	**9,676**	**3,596**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, For example: for a Real/US dollar exchange rate of R$5.40 a scenario of R$5.46 was used, while for a 1-year fixed interest rate of 13.17%, a 13.18% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.40 a scenario of R$6.76 was used, while for a 1-year fixed interest rate of 13.17%, a 16.46% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.40 a scenario of R$8.11 was used, while for a 1-year fixed interest rate of 13.17%, a 19.76% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

							R$ thousand
		Trading Portfolio (1)					
		On September 30, 2022			On December 31, 2021		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(84)	(26,886)	(52,584)	(273)	(72,496)	(137,888)
Price indexes	Exposure subject to variations in price index coupon rates	(3,385)	(52,547)	(112,574)	(2,069)	(58,427)	(115,254)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(5)	(650)	(1,289)	(1)	(18)	(36)
Foreign currency	Exposure subject to exchange rate variations	776	19,396	38,792	(373)	(9,334)	(18,668)
Equities	Exposure subject to variation in stock prices	378	9,462	18,924	(47)	(1,177)	(2,355)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	56	6,430	1,258	(363)	(3,114)	(6,295)
Other	Exposure not classified in other definitions	(57)	(1,093)	(2,185)	(436)	(2,387)	(4,765)
Total excluding correlation of risk factors		(2,321)	(45,888)	(109,658)	(3,562)	(146,955)	(285,262)

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 334bps and 650bps (scenarios 2 and 3 respectively) as of September 30, 2022 (December 31, 2021 - the values were approximately 287 bps and 560 bps in scenarios 2 and 3 respectively).

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

R$ thousand

		Trading and Banking Portfolios (1)					
		On September 30, 2022			On December 31, 2021		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(6,360)	(2,520,197)	(5,165,517)	(13,603)	(3,642,541)	(7,039,005)
Price indexes	Exposure subject to variations in price index coupon rates	(20,677)	(1,972,020)	(3,602,645)	(26,327)	(3,142,601)	(5,586,279)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,406)	(163,646)	(310,278)	(1,488)	(70,758)	(138,972)
Foreign currency	Exposure subject to exchange rate variations	(1,207)	(30,184)	(60,369)	(5,539)	(138,469)	(276,938)
Equities	Exposure subject to variation in stock prices	(35,210)	(880,228)	(1,760,457)	(21,015)	(525,366)	(1,050,731)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(6,517)	(40,678)	(67,991)	(1,933)	(71,314)	(140,945)
Other	Exposure not classified in other definitions	(150)	(3,409)	(6,817)	(439)	(2,809)	(5,610)
Total excluding correlation of risk factors		(71,527)	(5,610,364)	(10,974,074)	(70,344)	(7,593,858)	(14,238,480)

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 277bps and 534bps (scenarios 2 and 3 respectively) as of September 30, 2022 (December 31, 2021 - the values were approximately 280 bps and 570 bps in scenarios 2 and 3 respectively).

e) Social and environmental risk

Socio-environmental risk is represented by the potential damage that an economic activity can cause to society and the environment. The socio-environmental risks associated with financial institutions are mostly indirect and arise from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The socio-environmental risk management process has a governance structure, composed of committees, policies, rules and procedures, which ensures the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with the BCB Resolutions and observes the principles of relevance and proportionality, necessary in view of the complexity of financial products and the Organization's profile of activities.

The Organization seeks to constantly incorporate and improve the criteria for managing socio-environmental risk arising from business relationships with customers, through credit and financing operations, guarantees, suppliers and investments, which make up the scope of analysis reflected in the Risk Standard. Organization's Social, Environmental and Climate Change.

The Organization assumed several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Actions for the Environment (UNEP-FI), the Global Compact, among others.

In addition, the Organization has been a signatory to the Equator Principles since 2004, which assesses, among other requirements, working conditions, respect for human rights and impacts on traditional communities and the environment of financed projects, in compliance with Brazilian legislation, the guidelines of the International Finance Corporation (IFC) and World Bank Health, Safety and Environment Guidelines.

f) Climate Risk

Climate risks represent the possibility of financial losses for the Organization due to the potential impacts resulting from changes caused by the climate. These changes may derive from physical factors brought about by climatic events or by regulatory, technological, market or reputational changes resulting from the transition to a low carbon economy. The climate risks associated with financial institutions are mostly indirect and arise from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The climate risk management process has a governance structure, composed of committees, policies, rules and procedures, which ensures the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with BCB resolutions and observes the principles of relevance and proportionality, which are necessary given the complexity of financial products and the Organization's profile of activities.

The Organization seeks to constantly incorporate and improve the criteria for managing climate risks arising from business relationships with customers, through credit and financing operations, guarantees, suppliers and investments, which make up the scope of analysis reflected in the Risk Standard. Organization's Social, Environmental and Climate Change.

The Organization assumed commitments related to climate aspects, with emphasis on the Net Zero Banking Alliance (NZBA), Principles for Responsible Investment (PRI) in addition to being a signatory to the Global Compact and integrating the United Nations Environment Program (UNEP- FI) and since 2019 has participated in sectoral initiatives focused on the development of methodologies and tools for managing climate risks for the banking industry, in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

g) Statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousand
	On September 30, 2022			On December 31, 2021
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	18,194,732	11,780,108	6,414,624	7,810,562
Financial instruments	1,728,213,159	1,599,120,473	129,092,686	110,908,349
- Interbank investments	154,254,860	153,253,252	1,001,608	2,234,018
- Compulsory deposits with the Brazilian Central Bank	114,279,790	114,182,652	97,138	113,094
- Securities	703,474,278	668,761,633	34,712,645	32,593,958
- Derivative financial instruments	20,361,670	17,560,347	2,801,323	379,590
- Loans	539,639,032	494,062,708	45,576,324	47,680,193
- Other financial instruments	196,203,529	151,299,881	44,903,648	27,907,496
Leases	3,487,599	3,487,599	-	-
Expected credit loss associated with credit risk	(50,333,854)	(48,934,705)	(1,399,149)	(2,367,723)
- Loans	(48,334,685)	(46,935,574)	(1,399,111)	(2,367,701)
- Leases	(45,225)	(45,225)	-	-
- Other receivables	(1,953,944)	(1,953,906)	(38)	(22)
Deferred income tax assets	90,565,250	90,314,155	251,095	4,431
Investments in associates and jointly controlled entities	8,195,324	8,195,324	-	-
Premises and equipment, net	20,810,393	20,592,241	218,152	196,638
Intangible assets	39,112,644	38,908,684	203,960	203,518
Accumulated depreciation and amortization	(38,227,541)	(37,888,515)	(339,026)	(327,909)
- Premises and equipment	(12,536,366)	(12,365,582)	(170,784)	(161,249)
- Intangible assets	(25,691,175)	(25,522,933)	(168,242)	(166,660)
Other assets	23,768,118	22,838,947	929,171	656,185
Accumulated impairment of non-financial assets	(3,175,780)	(3,175,780)	-	(4,863)
Total assets	1,840,610,044	1,705,238,531	135,371,513	117,079,188
Liabilities				
Deposits and other financial liabilities	1,291,516,354	1,159,120,291	132,396,063	121,106,581
- Deposits from banks	318,746,473	289,961,601	28,784,872	36,018,086
- Deposits from customers	587,991,209	538,135,545	49,855,664	49,306,468
- Securities issued	210,575,979	196,866,777	13,709,202	10,985,645
- Subordinated debts	56,224,964	56,224,964	-	6,247,289
- Derivative financial instruments	16,868,737	11,317,975	5,550,762	4,281,897
- Other financial liabilities	101,108,992	66,613,429	34,495,563	14,267,196
Provisions	352,003,121	351,887,528	115,593	226,357
- Technical provision for insurance, pension plans and capitalization bonds	316,560,363	316,547,031	13,332	11,365
- Other reserves	35,442,758	35,340,497	102,261	214,992
Deferred income tax liabilities	6,147,756	6,105,327	42,429	157,898
Other liabilities	33,313,110	32,484,132	828,978	565,975
Total liabilities	1,682,980,341	1,549,597,278	133,383,063	122,056,811
Shareholders' equity				
Equity attributable to shareholders of the parent	156,884,124	156,884,124	-	-
Non-controlling interest	745,579	745,579	-	-
Total Shareholders' equity	157,629,703	157,629,703	-	-
Total Liability and Shareholders' equity	1,840,610,044	1,707,226,981	133,383,063	122,056,811
Net position of assets and liabilities			1,988,450	(4,977,623)
Net position of derivatives (2)			(3,082,934)	2,344,269
Other net off-balance-sheet accounts (3)			(686,232)	(709,998)
Net foreign exchange position (passive) (4)			(1,780,716)	(3,343,352)

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in memorandum accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$928,227 thousand in the nine month period ended September 30, 2022 (R$1,258,107 thousand in 2021), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$388,516 thousand (R$475,378 thousand in 2021).

II - The statement of financial position by maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	18,194,732	-	-	-	-	18,194,732
Financial instruments	871,372,706	182,707,110	123,262,464	550,870,879	-	1,728,213,159
- Interbank investments (1)	134,790,775	13,746,625	3,787,839	1,929,621	-	154,254,860
- Compulsory deposits with the Brazilian Central Bank	114,182,686	97,104	-	-	-	114,279,790
- Securities (1) (2)	431,427,668	25,612,407	25,866,286	220,567,917	-	703,474,278
- Derivative financial instruments (1) (2)	8,620,971	1,777,840	818,982	9,143,877	-	20,361,670
- Loans	48,402,072	99,834,606	84,686,028	306,716,326	-	539,639,032
- Other financial instruments	133,948,534	41,638,528	8,103,329	12,513,138	-	196,203,529
Leases	121,364	572,672	570,426	2,223,137	-	3,487,599
Expected credit loss associated with credit risk	(14,652,279)	(7,719,568)	(5,812,728)	(22,149,279)	-	(50,333,854)
- Loans	(13,830,526)	(6,857,533)	(5,627,339)	(22,019,287)	-	(48,334,685)
- Leases	(2,079)	(7,847)	(8,489)	(26,810)	-	(45,225)
- Other receivables	(819,674)	(854,188)	(176,900)	(103,182)	-	(1,953,944)
Deferred income tax assets	677,766	14,991,698	6,700,700	68,195,086	-	90,565,250
Investments in associates and jointly controlled entities	-	-	-	-	8,195,324	8,195,324
Premises and equipment, net	221,070	1,105,351	1,326,422	4,847,402	773,782	8,274,027
Intangible assets	372,859	1,826,988	1,646,208	9,417,300	158,114	13,421,469
Other assets	12,887,322	1,880,301	1,901,622	7,098,873	-	23,768,118
Accumulated impairment of non-financial assets	(3,175,609)	-	-	(171)	-	(3,175,780)
Total on September 30, 2022	886,019,931	195,364,552	129,595,114	620,503,227	9,127,220	1,840,610,044
Total on December 31, 2021	793,328,987	178,705,128	104,650,984	568,423,590	8,556,879	1,653,665,568

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Liabilities						
Deposits and other financial liabilities	569,069,245	128,156,901	158,603,710	421,318,991	14,367,507	1,291,516,354
- Deposits from banks (1) (3)	256,489,464	34,145,096	11,955,392	16,156,521	-	318,746,473
- Deposits from customers (3)	209,853,000	46,966,002	90,528,919	240,643,288	-	587,991,209
- Securities issued	4,892,725	25,042,122	53,230,905	127,410,227	-	210,575,979
- Subordinated debts	30,082	11,059,385	1,826,344	28,941,646	14,367,507	56,224,964
- Derivative financial instruments	10,862,974	758,680	822,888	4,424,195	-	16,868,737
- Other financial liabilities	86,941,000	10,185,616	239,262	3,743,114	-	101,108,992
Provisions	278,884,934	1,161,969	1,489,171	70,467,047	-	352,003,121
- Technical provision for insurance, pension plans and capitalization bonds (3)	265,169,924	-	-	51,390,439	-	316,560,363
- Other reserves	13,715,010	1,161,969	1,489,171	19,076,608	-	35,442,758
Deferred income tax liabilities	291,628	9,195	21,989	5,824,944	-	6,147,756

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Other liabilities	31,714,711	737,004	250,176	611,219	-	33,313,110
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	156,884,124	156,884,124
Non-controlling interest	-	-	-	-	745,579	745,579
Total Shareholders' equity	-	-	-	-	157,629,703	157,629,703
Total on September 30, 2022	879,960,518	130,065,069	160,365,046	498,222,201	171,997,210	1,840,610,044
Total on December 31, 2021	792,282,292	134,006,190	99,124,113	468,959,427	159,293,546	1,653,665,568
Net assets accumulated on September 30, 2022	6,059,413	71,358,896	40,588,964	162,869,990		
Net assets on December 31, 2021	1,046,695	45,745,633	51,272,504	150,736,667		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

37) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsored a defined contribution plan for its employees, called the Kirton Prev Benefit Plan, which had its sponsorship withdrawal process approved by PREVIC Ordinance No. 780, of August 23, 2022, both managed through MultiBRA – Pension Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made in the nine month period ended September 30, 2022, were R$843,439 thousand (R$728,231 thousand in 2021).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and professional training, the amount of which, including the aforementioned contributions, totaled, in the nine month period ended September 30, 2022, the amount of R$3,990,529 thousand (R$3,463,517 thousand in 2021).

38) OTHER INFORMATION

a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

				R$ thousand
	On September 30, 2022		On December 31, 2021	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	154,254,860	154,301,084	83,361,149	83,375,054
Compulsory deposits with the Brazilian Central Bank	114,279,790	114,279,790	87,317,302	87,317,302
Securities:				
- Trading securities	280,479,075	280,479,075	314,513,422	314,513,422
- Available-for-sale securities	318,768,381	318,768,381	287,582,478	287,582,478
- Held-to-maturity securities	104,226,822	103,958,266	85,927,063	86,732,851
Derivative financial instruments	20,361,670	20,361,670	22,184,725	22,184,725
Loans (1)	645,300,001	637,518,207	609,176,420	607,725,289
Other financial instruments	108,640,488	108,640,488	69,896,614	69,896,614
Liabilities				
Deposits from banks	318,746,473	317,873,397	279,009,280	279,299,225
Deposits from customers	587,991,209	589,244,811	569,726,250	570,368,593
Securities issued	210,575,979	205,126,129	166,228,542	155,235,456
Subordinated debt	56,224,964	58,174,008	54,451,077	55,756,684
Derivative financial instruments	16,868,737	16,868,737	14,265,283	14,265,283
Other financial liabilities	86,498,663	86,498,663	44,094,465	44,094,465

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include

financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 10%.

To fair value securities which have no consistent, regularly updated, public price source, the Organization uses models defined by its CMM (mark-to-market commission) and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

								R$ thousand
	On September 30, 2022				On December 31, 2021			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	230,489,123	49,362,068	627,884	280,479,075	282,407,213	31,627,904	478,305	314,513,422
Financial treasury bills	133,423,237	-	-	133,423,237	143,195,011	-	-	143,195,011
National treasury notes	43,596,768	5,811,289	-	49,408,057	47,546,733	6,487,867	-	54,034,600
Financial bills	-	32,873,469	-	32,873,469	-	18,325,994	-	18,325,994
National treasury bills	22,482,132	-	-	22,482,132	61,794,819	-	-	61,794,819
Debentures	9,057,852	6,555,410	44,934	15,658,196	8,474,650	4,759,006	122,888	13,356,544
Brazilian foreign debt securities	135,764	-	-	135,764	307,452	-	-	307,452
Other	21,793,370	4,121,900	582,950	26,498,220	21,088,548	2,055,037	355,417	23,499,002
Derivatives	(1,673,098)	5,702,556	(536,525)	3,492,933	(220,868)	8,491,757	(351,447)	7,919,442
Derivative financial instruments (assets)	6,749,508	13,529,825	82,337	20,361,670	3,982,364	18,022,857	179,504	22,184,725
Derivative financial instruments (liabilities)	(8,422,606)	(7,827,269)	(618,862)	(16,868,737)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)
Available-for-sale securities	205,019,138	102,739,724	11,009,519	318,768,381	195,662,635	81,254,564	10,665,279	287,582,478
National treasury notes	77,582,186	-	-	77,582,186	78,446,234	-	-	78,446,234
Debentures	9,510,850	63,050,258	8,915,483	81,476,591	9,212,481	55,712,917	9,152,766	74,078,164
National treasury bills	52,527,549	-	-	52,527,549	42,902,735	-	-	42,902,735
Shares	4,249,117	1,534,503	883,254	6,666,874	6,018,528	1,503,503	1,363	7,523,394
Foreign government bonds	8,504,819	2,582,372	-	11,087,191	7,404,875	-	-	7,404,875
Foreign corporate securities	4,775,592	-	-	4,775,592	6,147,618	-	-	6,147,618
Promissory notes	-	13,948,143	-	13,948,143	-	6,278,812	-	6,278,812
Certificates of real estate receivables	-	1,300,851	175,457	1,476,308	-	1,352,941	275,111	1,628,052
Other	47,869,025	20,323,597	1,035,325	69,227,947	45,530,164	16,406,391	1,236,039	63,172,594
Total	433,835,163	157,804,348	11,100,878	602,740,389	477,848,980	121,374,225	10,792,137	610,015,342
Public	384,287,648	8,393,662	22,469	392,703,779	425,586,324	6,501,091	25,786	432,113,201
Private	49,547,515	149,410,686	11,078,409	210,036,610	52,262,656	114,873,134	10,766,351	177,902,141

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on January 1st, 2022	478,305	179,504	(530,951)	10,665,279	10,792,137
Recognized in income	154,106	-	-	824,075	978,181
Recognized in other comprehensive income	-	-	-	2,737,009	2,737,009
Acquisitions	157,044	-	(87,911)	2,098,050	2,167,183
Disposals	(62,382)	(97,167)	-	(821,921)	(981,470)
Maturities	-	-	-	(442,499)	(442,499)
Transfer to other levels (1)	(99,189)	-	-	(4,050,474)	(4,149,663)
Balance on September 30, 2022	627,884	82,337	(618,862)	11,009,519	11,100,878

(1) These instruments were reclassified between levels 2 and 3, because according to the Institution's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus resulting in the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

					R$ thousand
	Scenarios	On September 30, 2022		On December 31, 2021	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	-	334	-	(40)
	2	(16)	88,193	(31)	(9,925)
	3	(32)	161,025	(60)	(18,043)
Price indexes	1	(1)	(92)	(1)	(1)
	2	(118)	(12,876)	(223)	(183)
	3	(231)	(23,905)	(439)	(359)
Exchange coupon	1	-	(7)	-	-
	2	-	(905)	-	-
	3	-	(1,763)	-	-
Foreign currency	1	-	322	-	-
	2	-	8,042	-	-
	3	-	16,083	-	-
Equities	1	6,391	2,251	(1,947)	(7)
	2	159,785	56,267	(48,681)	(187)
	3	319,570	112,534	(97,361)	(375)

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.40, a scenario of R$5.46 was applied, while for a 1-year fixed interest rate of 13.17%, a scenario of 13.18% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.40, a scenario of R$6.76 was applied, while for a 1-year fixed interest rate of 13.17%, a 16.46% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.40 a scenario of R$8.11 was applied, while for a 1-year fixed interest rate of 13.17%, a 19.76% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

R$ thousand

	On September 30, 2022					On December 31, 2021				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	154,301,084	-	154,301,084	154,254,860	-	83,375,054	-	83,375,054	83,361,149
Securities held to maturity	99,030,289	4,667,835	260,142	103,958,266	104,226,822	80,568,748	5,920,745	243,358	86,732,851	85,927,063
Loans	-	-	637,518,207	637,518,207	645,300,001	-	-	607,725,289	607,725,289	609,176,420
Liabilities										
Deposits from banks	-	-	317,873,397	317,873,397	318,746,473	-	-	279,299,225	279,299,225	279,009,280
Deposits from customers	-	-	589,244,811	589,244,811	587,991,209	-	-	570,368,593	570,368,593	569,726,250
Securities issued	-	-	205,126,129	205,126,129	210,575,979	-	-	155,235,456	155,235,456	166,228,542
Subordinated debt	-	-	58,174,008	58,174,008	56,224,964	-	-	55,756,684	55,756,684	54,451,077

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3. See Note 8a (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events, we present below the non-recurring net income for the periods:

Our accounting net income as of September 30, 2022 was R$19,295 million, the recurring net income was R$19,085 million and the non-recurring net income was R$210 million, which is not expected to occur in future years, detailed below:

i. Goodwill Amortization – R$ (97) million: Goodwill amortization due to expected future profitability, related to an atypical acquisition for the Organization's business considering the history of other Organization acquisitions, where we do not expect to have these effects beyond the next year; and ii. Demutualization of Investment in CIP (Câmara Interbancária de Pagamentos) – R$ 231 million; and iii. Others – R$ 77 million.

Our accounting result as of September 30, 2021 was R$18,775 million, the recurring net income was R$19,602 million and the non-recurring net income was R$ (826) million, net of taxes, which is not expected to occur in future years, detailed below:

i. Goodwill Amortization – R$ (782) million: Goodwill amortization due to expected future profitability, related to an atypical acquisition for the Organization's business considering the history of other Organization acquisitions, where we do not expect to have these effects beyond the next year; and ii. Others – R$ (44) million.

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets which, on Sptember 30, 2022, amounted to R$1,092,640,438 thousand (R$1,060,428,685 thousand on December 31, 2021).

d) Standards, amendments and interpretations of standards applicable in future periods

CPC 06 (R2) – Leases. The main changes in relation to the previous rules for lessees are: (i) there no longer exists a classification between operating and financial leasing; and (ii) all leasing operations have a leased asset and an associated lease liability, and interest and depreciation expenses must be recognized. There are optional exemptions for short-term leases and leases of low-value items.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating. CPC 06 (R2) will be applicable as from January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption of this amendment are being evaluated.

CMN Resolution No. 4,966 - Provides for the concepts and accounting criteria applicable to financial instruments, as well as for the designation and recognition of hedge operations, replaces, among other rules, Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082.

The new standard establishes that: (i) all financial assets must be, initially, classified according to the business model and in one of three categories: amortized cost, fair value in other comprehensive income and fair value in profit or loss; and (ii) the evaluation of the effectiveness of hedge operations becomes prospective, in accordance with the Risk Management Strategy.

Regarding the allowance for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets, not measured at fair value in profit or loss including bonds and securities. The classification of losses is divided into 3 (three) stages and must be applied from initial recognition of the financial instruments.

The Central Bank of Brazil (Bacen) will also issue complementary rules for the definition of the components of the financial instrument that constitute payments of principal and interest on the principal amount for the purpose of classifying financial assets, the definition of the interest rate calculation methodology of the financial instrument, the establishment of minimum levels of provision for losses associated with credit risk and terms for writing off financial instruments and the detailing of the information to be disclosed in the explanatory notes.

Resolution No. 4,966 will be applied prospectively from January 1, 2025. Even with the issuance of Resolution No. 5,019, which requires the preparation and availability to Bacen by December 31, 2022 of the plan for implementation, approved by the Board of Directors, the document was already made available to Bacen on June 30th. The Bank has been evaluating the application of the aforementioned standard and therefore it is not yet possible to measure their effects.

e) Consortium funds

		R$ thousand
	On September 30, 2022	On December 31, 2021
Monthly estimate of funds receivable from consortium members	786,036	742,298
Contributions payable by the group	47,697,131	42,296,299
Consortium members - assets to be included	42,311,238	37,320,497
Credits available to consortium members	7,781,548	7,674,529

		In units
	For the nine month period ended September 30	
	2022	2021
Number of groups managed	3,586	3,555
Quantity of assets pending delivery	130,014	140,212
Quantity of total delivered assets	2,442,841	2,221,283
Quantity of total active consortium members	1,573,632	1,525,952
Quantity of total dropouts and cancellations	1,505,316	1,479,463
Default rate	3.49%	3.28%

		In units
	For the nine month period ended September 30	
	2022	2021
Quantity of assets delivered in the period	167,602	159,037
Quantity of active consortium members in the period	298,685	243,762
Quantity of dropouts and cancellations in the period	233,094	212,729

f) In 2022, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	BCB RESOLUTION No. 21, OF OCTOBER 2, 2020 (Revoked) It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021. II- 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.	BCB Resolution No. 78, of March 10, 2021 It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on November 22, 2021 and ends on November 26, 2021, with adjustment on December 6, 2021. II- 20% from the calculation period which starts on November 29, 2021 and ends on December 6, 2021, with adjustment on December 13, 2021
	BCB Resolution No. 78 of October 03, 2021 defines: Rate applied to calculate the compulsory collection requirement: I - 17% up to the calculation period starting on November 22, 2021 and ending on November 26, 2021, with adjustment on December 06, 2021. II - 20% from the calculation period starting on November 29, 2021 and ending on December 03, 2021, with adjustment on December 13, 2021.	Resolution BCB No. 145 of September 24, 2021 consolidated the compulsory collection rules and defined them. - Determination of the compulsory collection requirement applying a 20% rate. - Possibility of Deduction based on the value of the Total Financial Limit for Forward Liquidity Line (LLT) operations, limited to the value of 3% of the calculation base of the reserve requirement requirement. It enters into force from the calculation period from November 08, 2021 to November 12, 2021, whose adjustment will take place on November 22, 2021.

g) The recent conflict between Russia and Ukraine caused the government of the United States, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia in addition to threats with additional sanctions and controls. These measures have impacted the prices of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. These conditions can affect global credit and capital markets.

Bradesco's Management has been following up and monitoring the situation and, to date, no relevant direct impacts have been identified.

h) On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the foreign exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of 100%, from the fiscal year of 2022.

i) On February 25, 2022, the Organization, through its subsidiary, Bradescard Elo Participações S.A. (Bradescard Elo), concluded the acquisition of 49.99% of the share capital of Banco Digio. For the acquisition, Bradescard Elo paid the amount of R$645 million, following which the Organization holds 100% of Digio's capital stock.

Bradesco obtained approval for the acquisition of Digio by CADE (Administrative Defense Council) on November 24, 2021 and by BACEN (Banco Central do Brasil) on February 04, 2022.
Bradesco paid R$645,060 thousand for this acquisition, initially determining a goodwill of R$376,258 thousand. A specialized and independent company was hired to prepare the purchase price allocation study ("PPA"), establishing the initial allocation of the fair value of the assets acquired and liabilities assumed by Digio, as well as the measurement of the fair value of the interest held prior to the date of such acquisition. The final allocation may undergo changes and improvements until the completion of the study, which is estimated to take up to 12 months from the date of the respective acquisition.

Therefore, below we present the assets and liabilities consolidated by Bradesco:

	R$ thousand
	On February 25, 2022
Cash and due from banks	41,614
Financial instruments	3,420,257
Expected credit loss associated with credit risk	(337,216)
Deferred income tax assets	398,493
Premises and equipment	2,043
Intangible assets	259,928
Depreciation and amortization	(22,677)
Other assets	363,787
Total assets	**4,126,229**

	R$ thousand
	On February 25, 2022
Deposits and other financial liabilities	3,268,274
Provisions	34,702
Deferred income tax liabilities	32,587
Other liabilities	176,124
Total liabilities	**3,511,687**
Shareholders' equity (1)	**614,542**
Total liabilities and Shareholders' equity	**4,126,229**

(1) Balance eliminated with investment.

j) On January 18, 2022, Bradesco issued of its first Sustainable Bond linked to socioenvironmental criteria in the total amount of US$500 million (approximately R$ 2,863 million as indicated in Year end Financials), the Bond is a sustainable international senior debt issuance with a maturity of 60 months and a coupon of 4.375% p.a.

k) As of January 1, 2022, pursuant to CMN Resolution No. 4,818/20, we began to adopt international accounting standards (IFRS) in the preparation and disclosure of the Consolidated Financial Statements, that are being disclosed simultaneously with these Consolidated Financial Statements.

l) On April 28, 2022, Provisional Measure No. 1,115 ("MP") was published, converted into Law No. 14,446 on September 2, 2022, which increased the rate of the Social Contribution on Net Income – CSLL of the financial, insurance and cooperative sectors by one percentage point, during the period from August 2022 to December 31, 2022, however the impacts were not material in the Organization's financial statements.

m) On July 6, 2022, Provisional Measure No. 1,128 ("MP") was published, which changes the criteria for tax recognition of losses on credit operations in the financial sector, which will take effect from January 1, 2025. Bradesco will await the conversion of the MP into Law for a more in-depth and conclusive analysis, since possible amendments to the MP may be proposed.

n) On August 24, 2022, Bradesco informed its shareholders and the market in general that it entered into a strategic partnership with Banco Votorantim S.A. ("BV bank") for the formation of an independent investment manager, which will have its own brand, to be defined. In the transaction, Bradesco, through one of its indirect subsidiaries, will acquire 51% of the capital of BV DTVM ("Company"), which already holds R$41 billion of assets under management and R$22 billion in custody in private banking. Completion of the transaction is subject to the fulfillment of certain precedent, legal and regulatory conditions.

Base Date November 07, 2022

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
Denise Pauli Pavarina - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior

Managing Officers
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto
Antonio José da Barbara
Edson Marcelo Moreto
José Sergio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Deputy Officers
Edilson Wiggers
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Klayton Tomaz dos Santos

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Junior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Paulo Eduardo Waack
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carolina Salomão Fera
Cintia Scovine Barcelos de Souza
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
*Daniela Pinheiro de Castro
Francisco Armando Aranda
Francisco José Pereira Terra
Italívio Garcia Menezes
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
*Juliana Laham
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
*Leandro Karam Correa Leite
*Marcelo Sarno Pasquini
Marcos Daniel Boll
Marcos Valério Tescarolo
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gonjito Júnior
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Antonio José da Barbara
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

Fiscal Council

Sitting Members
José Maria Soares Nunes - Coordinator
Domingos Aparecido Maia
Joaquim Caxias Romão
Ivanyra Maura de Medeiros Correia
Ava Cohn

Deputy Members
Luiz Eduardo Nobre Borges
Artur Padula Omuro
Eduardo Badyr Donni
(vago)

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

*under approval by the Central Bank of Brazil

To
Shareholders and Board of Directors of
Banco Bradesco S.A.
Osasco - SP

Introduction

We have reviewed the interim consolidated statement of financial position of Banco Bradesco S.A. ("Bradesco" or "Bank"), as of September 30, 2022, and the related statements of income and comprehensive income for the nine-month period then ended, changes in shareholders equity and cash flow for the nine-month period then ended, including the main explanatory notes, comprising the main accounting policies to condensed interim consolidated accounting information.

Management of Bradesco is responsible for the preparation of this condensed interim consolidated financial information in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this condensed interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of Bradesco as at September, 30, 2022, the consolidated performance of its operations and its consolidated cash flows for the nine-month period then ended, in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters - Statements of Added Value

The condensed interim consolidated financial information, related to the Statements of Value Added ("DVA") for the nine-month period ended as at September 30, 2022, prepared under Bradesco Management responsibility, and which presentation is not required in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, were subject to review procedures performed together with the review of the condensed interim consolidated financial information of the Banco Bradesco S.A. For the purposes of forming our opinion, we assessed whether these statements are reconciled with the financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the condensed interim consolidated financial information taken as a whole.

Other matters – Condensed Interim Consolidated Financial Information

These condensed interim consolidated financial information for the quarter ended September 30, 2022, which have been prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), are additionally being presented, as permitted by Article 77 of CMN Resolution No. 4,966, to the condensed interim consolidated financial information prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and were presented separately by Bradesco, on this date and on which we have issued an limited review report, without any modification, dated November 8, 2022.

São Paulo, November 8th, 2022

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A. referring to the third quarter of 2022 and, in view of the meetings held with (i) the management areas and administrators; and (ii) KPMG Auditores Independentes and its reports are of the opinion that the aforementioned documents adequately reflect the equity and financial position of the Company.

Cidade de Deus, Osasco, SP, November 8, 2022.

José Maria Soares Nunes

Domingos Aparecido Maia

Joaquim Caxias Romão

Ivanyra Maura de Medeiros Correia

Ava Cohn

For further information, please contact:

Leandro Miranda

Executive Director and Investor Relations Officer

Carlos Wagner Firetti

Business Controller and Market Relations Director

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Prata – 4th floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco